California Water Service Group

2024 SUMMARY ANNUAL REPORT

Vision

Action

About California Water Service Group

California Water Service Group (NYSE: CWT) is the third-largest publicly traded water utility in the United States, providing high-quality water and wastewater services to more than two million people through four regulated subsidiaries: California Water Service (Cal Water), Hawaii Water Service (Hawaii Water), New Mexico Water Service (New Mexico Water), and Washington Water Service (Washington Water). A fifth subsidiary, Texas Water Service, invests in water and wastewater infrastructure in Texas.

We are committed to improving the quality of life for our customers, communities, employees, and stockholders. We do this by living our core values and delivering on our promise to provide quality, service, and value.

Contents

Vision without action lacks impact.

Action without vision lacks meaning.

But when vision leads to action, the result is both impactful and meaningful. At California Water Service Group, we contribute to the greater good by acting on our vision and executing a forward-looking strategy that enhances the quality of life for our customers, communities, employees, and stockholders.



Vision → Stewardship

As a provider of a life-sustaining, finite natural resource, we are serious about environmental stewardship. Long before climate change and ESG took center stage, we recognized the importance of conserving and protecting our water supplies. Today, our approach to sustainability is multifaceted and includes water-use efficiency, water supply planning and resilience, and responsible, efficient operations.

Left: Employees oversee an innovative water reuse partnership with the Horse Park at Woodside, which shares our dedication to environmental stewardship.



Saving Our Precious Water

Occasionally, we need to flush water from our pipes to enhance water quality. In Woodside, California, our team found a way to partner with one of our customers to put the flushed water to good use. And it happens to be a customer who shares our dedication to responsible environmental stewardship. The Horse Park at Woodside, which provides services to underserved youth and supports equine therapy for those with disabilities, also eradicates invasive plant species, maintains bluebird boxes, and keeps raptor perches throughout its property. Here, the flushed water is used to make the arenas safe for the horses.

This water reuse partnership with The Horse Park is part of a much larger water conservation effort, as we offer everything from turf replacement to efficient appliance rebates to larger scale programs for fire departments, cities, and commercial and industrial customers.

In 2024, we invested approximately $2 million in conservation programs that are anticipated to save 52 million gallons of water per year.

> "We continue to identify recycled water opportunities, which should expand now that the new California standard for converting wastewater to drinking water became effective October 1, 2024. We're currently developing a Water Reuse Strategic Plan that will guide us as we work to increase our recycled water supplies."
>
> *Ken Jenkins, Vice President, Water Resource Planning & Sustainability*

Pursuing Recycled Water Opportunities

We currently deliver more than 2 billion gallons of recycled water per year, roughly 2.5% of our total water supply, for landscaping, irrigation, and industrial uses. We believe recycled water will be an increasingly important source of supply in the future; in fact, we aim to increase deliveries to at least 5% of our total supply by 2035. To that end, we have reached an agreement with Caltrans to bring recycled water to our Mid-Peninsula service area in northern California, and we are participating in the PureWater Peninsula project, which is exploring indirect and direct potable reuse options in the San Francisco Bay Area.



Operating Efficiently and Responsibly

In 2024, we made significant progress on our efforts to lessen our impact on the environment. We established new vehicle standards to add more electric and hybrid vehicles to our fleet and identified four sites for the first phase of construction of electric vehicle charging infrastructure.

On the energy efficiency front, we upgraded the heating, ventilation, and air conditioning (HVAC) system on our headquarters campus, a project that is expected to reduce energy usage by 170,400 kilowatt hours per year. We also invested more than $2 million to replace pumps and motors with new equipment that will optimize energy consumption and increase reliability.

Finally, Cal Water requested proposals for the design and construction of two onsite solar projects, one located at our headquarters and another at our Northeast Treatment Plant in Bakersfield. These projects, with an expected combined capacity of two megawatts of direct current, will help reduce our use of fossil-fuel generated electricity, improve our climate resilience, and generate customer savings.

Above: Christy Colby, Director of Water-Use Efficiency, keeps her eye on the industry-leading conservation programs that benefit the environment and help customers reduce their bills.



Vision → Service

Service is the heart of our company. A lot of businesses make that claim, but how many actually have the word "service" in their name? For us, it takes many forms, whether we're contributing time and resources to non-profit organizations that share our commitment to enhancing the quality of life in our communities; finding ways to keep rates affordable and help people in need; or providing the friendly, professional phone and field services that customers have come to expect.

Left: Employees work together at Monarch Meadows,
a new installation at Happy Hollow Park & Zoo
that showcases drought-tolerant landscaping, attracts
pollinators, and supports biodiversity.



$1.13M was contributed by our stock-holders to charitable organizations in our service areas in 2024.

Helping Organizations That Make Our Communities Better

To kick off our 2024 Season of Service, employees volunteered at Happy Hollow Park and Zoo, planting drought-tolerant landscaping in a new installation we sponsor called Monarch Meadows. In addition to showcasing the beauty of water-efficient plants to visitors from our Bay Area service areas, the Meadows supports biodiversity and attracts pollinators.

This was just one of the ways our employees contributed time to worthwhile community endeavors. In 2024, more than 600 employees throughout the company volunteered at a variety of charitable organizations, packing food baskets, cleaning up parks, serving meals, organizing coat and sock drives, and supporting local youth.

Keeping Water Service Affordable

We deliver the safe, reliable supply of water our customers need to survive and thrive. That's why we work hard to keep our service affordable, even as the costs for materials, electricity, labor, and water quality treatment continue to rise. One of our strategies for maintaining affordability is zealously promoting water-use efficiency; a 2024 study released by the Alliance for Water Efficiency found that Cal Water's conservation programs have reduced customer bills by as much as 20.5% over the last 15 years compared to what they would have been without them.

Beyond conservation programs, we pursue rate structures that establish very low costs for the first units of water used and Rate Support Funds that provide discounts for customers in higher-cost service areas. We also offer a Customer Assistance Program for lower-income families and a stockholder-funded Hardship Grant Program.

24% of our customers receive assistance from our Rate Support Funds and Customer Assistance Program.



Providing Excellent Customer Service

The reality is that customer satisfaction is affected by rate increases. In the summer of 2024, when California customers were impacted by large increases resulting from the delay in finalizing our 2021 rate case, customer satisfaction levels temporarily dropped. We continued to provide excellent customer service, working steadfastly to meet key performance metrics related to customer calls, appointments, and billing. We also introduced a new payment option with Walmart Bill Pay, which offers customers the convenience of paying their bills with cash or debit cards at Walmart and having their accounts credited in near real time. Eventually, customer satisfaction levels recovered, and we ended the month of December with an average customer satisfaction level of 90.7%.

"Every time I call the water company, I like to speak with customer service. They're always really, really, really kind, professional, and helpful."

East Los Angeles Customer

Above: Customer Service Partner Nisa Carter is committed to looking for ways she can support customer service professionals throughout the company.



Vision → Reliability

Our customers expect safe, clean water every time they turn on the tap. And we're here for them, morning, noon, and night. We recognize that whether they are using it to hydrate, cook, clean, or create, water is integral to daily life. One way to enhance service reliability is to invest diligently in infrastructure upgrades, maintenance, and backup power. But no amount of investment can guarantee that issues won't arise, and when that happens, our dedicated team responds with urgency and purpose.

Left: Employees respond to an
after-hours leak in Selma, California.



"As we've been going through this whole landslide episode, Cal Water has been out there basically 24/7 keeping the water on, which we greatly appreciate as a city."

Mayor John Cruikshank, Rancho Palos Verdes

Responding to Customer Emergencies 24/7

Day or night, we are ready to serve; our on-call water professionals answer after-hours calls and customers can rely on our crews to respond promptly to emergencies. On the Palos Verdes Peninsula, we've taken our 24/7 commitment to another level. After record-setting rains over two winters caused ground movement to accelerate in historic landslide areas, we stationed employees on site around the clock to allow us to respond more quickly to leaks caused by the land movement. As federal, state, and local governments continue to seek solutions to the land movement, we have remained responsive and engaged, both during business hours and after.

Prioritizing Backup Power Generation and Wildfire Hardening

One of the things that can impact our ability to move water from the source to the customer's tap is an interruption in our power supply. We're strategic about where we install backup power generation to improve the likelihood that we can keep water flowing if our electricity service is interrupted, whether due to a natural disaster or a public safety power shutoff by our energy provider. In 2024, we installed an additional 26 panel boards and generators.

Cal Water was also part of a consortium that applied for and was awarded a grant from the Grid Resilience and Innovation Partnerships (GRIP) program under the U.S. Department of Energy (DOE). If we receive the funds, we plan to install battery energy storage systems that we believe will help reduce our reliance on fossil fuels while helping to provide uninterrupted service to our customers during events exacerbated by climate change, such as extreme heat and wildfires.



Investing in Our Water Systems

In 2024, we invested a record $471 million in water system infrastructure needed to provide safe, reliable service to customers. Although these upgrades are reflected in customers' rates, they contribute to affordability by preventing future problems that would likely be costlier to address down the line. 2024 projects included:

→ 110 water quality treatment-related projects

→ 124 storage tanks and tank-related projects

→ Four well renewal projects

→ 27 projects related to the computer system that enables us to monitor and operate water system components remotely

→ 189,135 feet of new water main

Operations Manager Agustin (Augie) Baeza, once recognized by the City of Carson for "Meritorious Service" for coming to the aid of a resident in distress, is keenly focused on responding to the needs of our Palos Verdes Peninsula customers.



Vision → Safety

Protecting the health and safety of our customers and our employees is paramount. We think about safety when we test and treat our water. We think about it when securing our storage tanks and other key facilities. We think about it when reconfiguring our water systems to better support firefighting and prepare for earthquakes and other emergencies. And we think about it when delivering safety and emergency response training to our employees. For us, it's safety first, last, and always.

Left: Employees construct a treatment plant designed to enable us to meet new water quality standards for certain per- and polyfluoroalkyl substances (PFAS).



Preparing to Meet New Standards

April of 2024 saw the United States Environmental Protection Agency's (EPA's) adoption of a new National Primary Drinking Water Regulation for certain PFAS, which requires water utilities to monitor for these substances by 2027 and comply with new limits by 2029. Throughout the year we continued our proactive efforts, completing PFAS monitoring at all active water sources, treating sources for PFAS at 25 sites, and preparing to install another 63 treatment systems in California, 35 in Washington, and two in New Mexico. We anticipate investing approximately $226 million over the next three years to comply with the new regulation, and we continue to aggressively pursue cost recovery from polluters to minimize the impact on our customers' rates.

—

"Our mission is to keep our water safe, and we take compliance seriously. But we do it with an eye toward affordability. That's why we seek cost recovery from polluters and look for the best, lowest cost treatment and maintenance options."

Michael Luu, Senior Vice President,
Corporate Services & Chief Risk Officer

In 2024, we conducted approximately 615,000 tests on more than 86,000 samples collected throughout our water systems.

Delivering High-Quality Water

In 2024, our water met or surpassed all state and federal standards set to protect public health and safety. That's an impressive achievement, when you think about the herculean effort it takes to deliver 94 billion gallons of water that meets more than 250 water quality standards. Our dedicated team executed a rigorous quality assurance program while taking on other important initiatives, including inventorying our service lines to comply with the EPA Lead and Copper Rule Revisions; earning certification of our water quality laboratory under new national regulations; and monitoring and providing data to the EPA to support future standard-setting efforts.



Operating Safely

One of the most important aspects of operating safely is taking steps to prevent accidents and prepare for emergencies. First, prevention. We invested more than $3.8 million in physical security enhancements at key facilities in 2024, and that investment is paying off. In one case, our security system visually detected the illegal use of fireworks near a water storage tank and requested fire department response before a small wildfire could spread. Second, preparation. We know that natural disasters and other emergencies will occur, so we do our best to prepare for them. Emergency response drills and training are key to preparedness, and in 2024 we conducted sessions for our employees and first responders in our communities, including those in Hawaii, which suffered a horrific wildfire near our service area in 2023. And throughout the year, we provide safety-related training to our people, one of our most important assets, to help equip them to take care of themselves and our customers when disasters happen.

Above: As Director of Subsidiary Operations and Chief of Emergency Operations, Henry Wind sees the importance of prevention and preparedness.

Business at a Glance

→ **Our mission: to be the leading provider of sustainable water and wastewater services.**

→ **Our purpose: to enhance the quality of life for our customers, communities, employees, and stockholders.**

→ **Our operating imperatives: affordable and excellent service, sustainability and community impact, public health and safety, enhanced stockholder value, and employees who are our best advocates.**

Who We Are

2M+

Population served

1926

Company founded

500+

Communities served

1,300

Employees

$1B+

Annual operating revenue

What We Do

94B+

Gallons of high-quality drinking water delivered annually

862M+

Gallons of wastewater processed responsibly each year

What Matters to Us

$471M

Invested in infrastructure for safe, reliable service

24%

Of our customers get bill discounts

$1.13M

Contributed to charitable organizations

250

Water quality standards met or surpassed to protect public health

58 years

Annual dividend has increased

Our Service Areas



California

CUSTOMER CONNECTIONS

2023 → 497,700*

2024 → 499,400*

DISTRICTS

Bakersfield

Bay Area Region (serving South San Francisco, Colma, Broadmoor, San Mateo, San Carlos, Lucerne, Duncans Mills, Guerneville, Dillon Beach, Noel Heights, and portions of Santa Rosa)

Bear Gulch (serving portions of Menlo Park, Atherton, Woodside, and Portola Valley)

Dixon

East Los Angeles

Kern River Valley

Livermore

Los Altos (including portions of Cupertino, Los Altos Hills, Mountain View, and Sunnyvale)

Los Angeles County Region (serving Palos Verdes Estates, Rancho Palos Verdes, Rolling Hills, Rolling Hills Estates, Fremont Valley, Lake Hughes, Leona Valley, and Lancaster)

Marysville

North Valley Region (serving Chico, Hamilton City, and Oroville)

Salinas Valley Region (including Salinas and King City)

Selma

South Bay Region (serving Hermosa Beach, Redondo Beach, Carson, and portions of Compton, Harbor City, Long Beach, Los Angeles, and Torrance)

Stockton

Visalia

Westlake

Willows

*Includes Hawthorne & Commerce Operations and Maintenance agreement and Travis Airforce Base Utility Privatization contract service connections

> "Infrastructure investment is key to delivering, safe reliable water service to our customers and the primary growth driver of the Company; however, we do pursue mergers and acquisitions opportunistically in high growth regions, such as Texas."

Marty Kropelnicki, Chairman & CEO



Hawaii

CUSTOMER CONNECTIONS

2023 → 6,500

2024 → 6,700

Serving the communities of Ka'anapali, Kapalua, Pukalani, Waikoloa, North Kona Coast, Keauhou, Kalaeloa, and Poipu on the islands of Maui, Hawaii, Oahu, and Kauai



New Mexico

CUSTOMER CONNECTIONS

2023 → 11,400

2024 → 11,500

Serving the communities of Meadow Lake, Cypress Gardens, Rio Communities, Rio Del Oro, Elephant Butte, Sandia Knolls, Indian Hills, Woodland Hills, Squaw Valley, Cedar Crest, Crouch Mesa/ Morningstar, and Monterey Park in the counties of Sierra, Valencia, Torrance, Bernalillo, and San Juan



Washington

CUSTOMER CONNECTIONS

2023 → 38,000

2024 → 38,300

Serving more than 425 neighborhoods and small communities in the counties of Clallam, Jefferson, Kitsap, Mason, Pierce, King, San Juan, and Thurston



Texas*

CUSTOMER CONNECTIONS

2023 → 2,800

2024 → 4,200

Serving communities near Castroville, New Braunfels, Uhland, Kyle, Buda, Mustang Ridge, Creedmoor, and Niederwald in the counties of Medina, Guadalupe, Hays, Caldwell, and Travis

*Our Texas subsidiary invests in water and wastewater infrastructure through a joint venture with BVRT Holding Company. BVRT currently operates seven wastewater utilities.

Chairman's Letter

In the aftermath of one of the most destructive wildfires in California history, we have a responsibility to evaluate our own wildfire hardening program, infrastructure investment plans, and emergency response capabilities.

At the outset, I must emphasize that no urban water system in the world is designed to fight a conflagration of the magnitude seen in Southern California in early 2025. But what can we learn from the tragedy? What have we learned ourselves over the last 10 years, dealing with the Erskine, Camp, Woolsey, and Mendocino Complex Fires, among others?

First, preparation is key. Clearing brush. Optimizing available supplies. Reconfiguring pipes for higher flows where appropriate. Staging crews and backup power. Although none of these efforts can guarantee safety in a fire, it is all vital, and just part of our ongoing wildfire preparation program. Over the past five years, we have invested nearly $55 million in pipelines, pumps, and emergency generators specifically intended to better position us in the event of fire.

Second, response must be practiced. Emergencies often cross jurisdictional boundaries, and having the ability to coordinate with partners is essential. That is why we host Community Emergency Response training for first responders, community leaders, and other organizations in our service areas on a regular basis.

Third, water providers and firefighting agencies should maintain open lines of communication during emergencies. If a water provider understands the needs of a firefighting agency at a given location, it may be able to modify water system operations to meet those needs. For obvious reasons, these relationships should be nurtured long before an emergency occurs, and this is something we work on year-round. In 2024, we awarded more than $175,000 to fire agencies in our service areas to help prepare them for future emergencies.

This is in no way intended to second-guess the actions of those involved in the Los Angeles area fires, and our hearts go out to everyone who was affected. Even before the fires were contained, we had contributed more than $100,000 to organizations on the ground, the American Red Cross, the World Central Kitchen, the California Fire Foundation, and, to a slightly lesser degree, Pasadena Humane and the Society for the Prevention of Cruelty to Animals LA.

Rather, it's an acknowledgment that wildfires pose serious risks, and although no urban water system is designed to fight wildfires, there are things we can and are doing to help lessen the risk.



**Annual Dividend
Per Common Share**

Increased every year since 1967

2020	2021	2022	2023	2024
$0.85	$0.92	$1.00	$1.04	$1.12

In addition to our wildfire hardening and emergency response efforts, in 2024:

→ We reported net income of $190.8 million and earnings per common share of $3.25, which included $64.0 million of net income and $1.09 of earnings per common share that would have been collected in 2023 if not for the delay in our California 2021 General Rate Case and Infrastructure Improvement Plan (GRC/IIP).

→ We filed our 2024 GRC/IIP and have worked to keep the proceeding on schedule. Given recent decisions issued by the California Public Utilities Commission (CPUC), we are optimistic that we will receive a decision on a reasonably timely basis. We also continued efforts to actively pursue rate relief in our other states to get more timely recovery of our capital investments.

→ We invested $471 million in infrastructure improvements we believe are necessary for water quality and reliability, including $8 million in treatment facilities for per- and polyfluoroalkyl substances (PFAS). Our strong balance sheet, combined with the CPUC's August 2024 decision authorizing us to issue up to $1.3 billion of new equity and debt securities, positions us well to maintain momentum on our infrastructure improvement program through 2027.

→ And we continued to provide high-quality water and excellent service to our customers. On the water quality front, we met or surpassed every standard set to protect public health and safety in every one of our water systems. For customers, we introduced Promise Pay in Washington and New Mexico to continue helping customers with past due balances, and we rolled out Walmart Bill Pay, a convenient payment option, particularly for unbanked and underbanked customers.

2024 saw us successfully executing our strategy to mitigate risk and enhance sustainability, invest in the infrastructure needed to provide a safe, reliable water supply, and provide the high-quality water and excellent service our customers have come to expect. In 2025 and beyond, we remain laser-focused on our mission and committed to executing this strategy.

Thank you for believing in our vision and supporting the important work we do every day to contribute to the greater good and enhance the quality of life for those we serve.

Martin A. Kropelnicki,
Chairman, President & Chief Executive Officer



Capital Investment in Infrastructure

$1.8 billion invested over 5 years

2020	2021	2022	2023	2024
$299M	$293M	$328M	$384M	$471M

Lead Independent Director's Letter

Having vision isn't the same as having the ability to predict the future. Rather, having vision means thinking beyond the day to day, anticipating risks and changes to the operating environment, and understanding shifts in customer needs and expectations.

But it's not enough to simply have vision. To be successful, you must act on that vision. Take steps to mitigate risks. Modify operations. Take advantage of new technologies. Give customers what they want before they even know they want it.

As your Lead Independent Director, I've had the pleasure of seeing firsthand what it looks like when a company acts upon its vision. The Board and I take our oversight responsibility seriously. Having a robust flow of two-way communication with management supports our ability to work effectively together to provide value to our stockholders, customers, employees, and communities.

I continue to be impressed by the dedication, credentials, and performance of both your management team and your Board of Directors. It's an honor to serve with them as we each bring diverse experience and expertise to bear to contribute to the Company's continued success.

Thank you for your continued confidence and investment in California Water Service Group, and I wish you the best in 2025 and beyond.

Scott Morris,
Lead Independent Director

Financial Highlights*

Dollars in thousands, except per common share data

YEAR ENDED DECEMBER 31	2024	2023	2022	2021	2020
Market price at year end	$45.33	$51.87	$60.64	$71.86	$54.03
Book value per share	$27.49	$24.72	$23.70	$21.72	$18.08
Earnings per share (diluted)	$3.25	$0.91	$1.77	$1.96	$1.97
Dividend per share	$1.12	$1.04	$1.00	$0.92	$0.85
Operating revenue	$1,036,806	$794,632	$846,431	$790,909	$794,307
Net income attributable to California Water Service Group	$190,807	$51,911	$96,011	$101,125	$96,831

*Certain numbers reflect prior period adjustments. See Form 10-K for details.

Looking Ahead

We want to thank employees who retired in 2024. As you look to your next chapter, may you see only good health and happiness ahead. A special thank you to those retiring with 25 years of service or more:

Michael Jones
Director, Subsidiary
Operations and
Chief EOC/IC
46 years

Douglas Varney
District Manager
37 years

Anthony Carrasco
Special Projects
Manager
35 years

Scott Bradfield
Certified Pump
Operator
34 years

Estevan Hernandez
Foreman-Construction
& Operation
34 years

Eliot Cervantes
Distribution Service
Technician, Delinquent
Account Technician
33 years

Thomas Brassfield
Operations Manager
31 years

Susana Marin
Water Systems
Material Specialist,
Operations Clerk
28 years

Thomas Smegal
Special Projects Manager
and former CFO
27 years

Mark Valentine
Foreman-Construction
25 years

Joan Angel
Cross-Connection
Control Specialist
25 years

Todd Potter
Certified Chief
Pump Operator
25 years

Sean Cull
Water System
Operation
Maintenance Worker
25 years

Looking Back

We want to take a moment to celebrate the awards and acknowledgments we received in 2024:

→ Excellence in Promoting WaterSense-Labeled Products award

→ Excellence in Community Grants and Scholarships award from NAACP Butte County Chapter

→ *Newsweek's* "America's Greenest Companies" list

→ *Newsweek's* "America's Most Responsible Companies" list fourth year in a row

→ National Association of Water Companies' Living Water Award for employee John Kadowaki

→ *Newsweek's* the "World's Most Trustworthy Companies" list for the second year in a row

→ Great Place to Work for the ninth consecutive year

→ Top Workplace in the Bay Area for the 12th year

CWT 20-Year Total Return on Investment



→ S&P 500

→ CWT

On $100 stock purchase on January 1, 2005, with dividends reinvested

	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
S&P 500	$100	$108	$122	$127	$84	$104	$120	$123	$144	$184	$211	$211	$242
CWT	$100	$108	$115	$110	$141	$117	$124	$124	$131	$162	$184	$178	$265

$294
$358
$279
$378
$370
$420
$428
$451
$563
$616
$456
$539
$575
$461
$721
$407

2018 2019 2020 2021 2022 2023 2024 2025

Eight-Year
Financial Review

	2024
Summary of Operations	
Operating revenue	$1,036,806
Operating expenses	$811,752
Interest expense, other income and expenses, net	$34,969
Net income	$190,807
Common Share Data	
Earnings per share (diluted)	$3.25
Dividend declared	$1.12
Dividend payout ratio	34%
Book value	$27.49
Market price at year end	$45.33
Common shares outstanding at year end (in thousands)	59,484
Return on average common stockholders' equity	12.5%
Long-term debt interest coverage	5.46
Balance Sheet Data	
Net utility plant	$4,158,704
Total assets	$5,181,237
Long-term debt, including current portion	$1,176,993
Capitalization ratios:	
Common stockholders' equity	59.7%
Long-term debt	40.3%
Other Data	
Water production (in million gallons)	106,374
Customers at year end, including Hawthorne and Commerce	560,100
New customers added	3,700
Operating revenue per customer	$1,851
Utility plant per customer	$9,642
Employees at year end	1,278

2023	2022	2021	2020	2019	2018	2017
$794,632	$846,431	$790,909	$794,307	$714,557	$698,196	$676,113
$717,497	$718,771	$664,139	$657,641	$615,145	$587,656	$569,030
$25,759	$32,397	$25,791	$39,835	$36,296	$44,956	$34,143
$51,911	$96,011	$101,125	$96,831	$63,116	$65,584	$72,940
$0.91	$1.77	$1.96	$1.97	$1.31	$1.36	$1.52
$1.04	$1.00	$0.92	$0.85	$0.79	$0.75	$0.72
114%	57%	47%	43%	60%	55%	47%
$24.72	$23.70	$21.72	$18.08	$15.84	$15.19	$14.56
$51.87	$60.64	$71.86	$54.03	$51.56	$47.66	$45.35
57,724	55,598	53,716	50,334	48,532	48,065	48,012
3.8%	7.7%	9.7%	11.5%	8.4%	9.2%	10.7%
2.02	3.31	3.52	3.87	3.10	3.57	4.58
$3,773,255	$3,472,931	$2,846,862	$2,650,558	$2,406,370	$2,232,723	$2,047,965
$4,595,533	$4,264,813	$3,623,271	$3,394,248	$3,111,308	$2,837,704	$2,744,710
$1,053,440	$1,055,797	$1,060,986	$786,227	$808,622	$814,938	$531,713
57.6%	55.6%	52.5%	53.7%	49.4%	47.3%	56.8%
42.4%	44.4%	47.5%	46.3%	50.6%	52.7%	43.2%
103,484	106,945	110,519	110,742	104,735	107,589	104,986
556,400	553,000	547,600	543,000	520,600	517,500	514,300
3,400	5,400	4,600	22,400	3,100	3,200	2,800
$1,428	$1,531	$1,444	$1,463	$1,373	$1,349	$1,315
$8,852	$8,203	$7,665	$7,165	$6,820	$6,240	$5,775
1,266	1,225	1,182	1,192	1,207	1,184	1,176

*Certain numbers reflect prior period adjustments. See Form 10-K for details.

Board of Directors













Gregory E. Aliff

Former Vice Chairman and Senior Partner of U.S. Energy & Resources, Deloitte LLP

Director since 2015. Audit Committee, Chair; Finance and Capital Investment Committee; Enterprise Risk Management, Safety and Security Committee.

Jeffrey Kightlinger

Principal and Owner of Acequia Consulting, LLC, and Former Chief Executive Officer, The Metropolitan Water District of Southern California

Director since 2023. Audit Committee; Enterprise Risk, Safety and Security Committee.

Thomas M. Krummel, M.D.

Emile Homan and Chair Emeritus, Department of Surgery, Stanford University School of Medicine

Director since 2010. Organization and Compensation Committee, Chair; Nominating/Corporate Governance Committee.

Shelly M. Esque

Former Vice President and Global Director of Corporate Affairs, Intel Corporation

Director since 2018. Enterprise Risk Management, Safety, and Security Committee; Nominating/Corporate Governance Committee.

Martin A. Kropelnicki

Chairman, President, and Chief Executive Officer of California Water Service Group

Director since 2013.

Yvonne A. Maldonado, M.D.

Senior Associate Dean, Faculty Development and Diversity, Professor of Global Health and Infectious Diseases, Departments of Pediatrics and Epidemiology and Population Health, Stanford University

Director since 2021. Enterprise Risk Management, Safety, and Security Committee; Nominating/Corporate Governance Committee.











Scott L. Morris

Chairman, Avista
Corporation

Director since 2019. Lead
Independent Director; Nominating/
Corporate Governance Committee;
Organization and Compensation
Committee.

Carol M. Pottenger

Principal and Owner of CMP
Global, LLC, and Retired U.S.
Navy Vice Admiral

Director since 2017. Enterprise
Risk Management, Safety, and Security
Committee; Finance and Capital
Investment Committee; Nominating/
Corporate Governance Committee.

Patricia K. Wagner

Former Group President,
U.S. Utilities, Sempra Energy

Director since 2019. Finance and
Capital Investment Committee, Chair;
Audit Committee; Organization and
Compensation Committee.

Charles R. Patton

Former Executive Vice
President, External Affairs,
American Electric Power
Company, Inc.

Director since 2023. Audit
Committee; Finance and Capital
Investment Committee.

Lester A. Snow

Former Director of the
California Department
of Water Resources

Director since 2011. Enterprise Risk
Management, Safety, and Security
Committee, Chair; Finance and Capital
Investment Committee; Organization
and Compensation Committee.

Corporate Officers

















Shawn C. Bunting

Senior Vice President,
General Counsel and
Business Development

Shannon C. Dean

Senior Vice President,
Customer Service and Chief
Sustainability Officer

James P. Lynch

Senior Vice President,
Chief Financial Officer and
Treasurer

Sophie M. James

Vice President, Water Quality
and Environmental Affairs

Kenneth G. Jenkins

Vice President, Water
Resource Planning and
Sustainability

Martin A. Kropelnicki

Chairman, President, and
Chief Executive Officer

Michael B. Luu

Senior Vice President,
Corporate Services and Chief
Risk Officer

Michael S. Mares

Senior Vice President,
Operations











Greg A. Milleman

Vice President, Rates
and Regulatory Affairs

Elissa Y. Ouyang

Vice President, Facilities,
Fleet, and Procurement

Thomas A. Scanlon

Corporate Controller and
Principal Accounting Officer

Michelle R. Mortensen

Vice President, Corporate
Secretary and Chief of Staff

Shilen M. Patel

Chief Business Development
Officer and Vice President,
Texas Water Service

Justin B. Skarb

Vice President, Government
and Community Affairs

Daryl L. Osby

Vice President, Emergency
Preparedness, Safety, and
Security

Todd K. Peters

Chief Engineering Officer

Ronald D. Webb

Vice President, Chief Human
Resource Officer

Corporate Information

To Transfer Stock

A change of ownership of shares (such as when stock is sold or gifted or when owners are deleted from or added to stock certificates) requires a transfer of stock. To transfer stock, the owner must complete the assignment on the back of the certificate and sign it exactly as his or her name appears on the front. This signature must be guaranteed by an eligible guarantor institution (banks, stockbrokers, savings and loan associations, and credit unions with membership in approved signature medallion programs) pursuant to SEC Rule 17Ad-15. A notary's acknowledgment is not acceptable. This certificate should then be sent to Computershare Investor Services (Computershare) by registered or certified mail with complete transfer instructions. Alternatively, the Direct Registration System can be utilized, which allows electronic share transactions between your broker or dealer and Computershare.

Annual Report for 2024 on Form 10-K

A copy of the Company's annual report for 2024 filed with the Securities and Exchange Commission (SEC) on Form 10-K is available and can be obtained by any stockholder at no charge upon written request to the Company. The Company's filings with the SEC can be viewed via the link to the SEC's EDGAR system on the Company's website.

Anticipated Dividend Dates for 2025

QUARTER	DECLARATION	RECORD DATE	PAYMENT DATE
First	January 29	February 10	February 21
Second	April 30	May 12	May 23
Third	July 30	August 11	August 22
Fourth	October 29	November 10	November 21

Annual Meeting

The Annual Meeting of Stockholders will be held online on Wednesday, May 28, 2025, at 9:30 a.m. PT. Details of the business to be transacted during the meeting will be contained in the proxy material, which will be mailed to stockholders on or about April 16, 2025.

Computershare Investor Services

462 South 4th Street, Suite 1600
Louisville, Kentucky 40202

Bond Registrar

U.S. Bank Trust, N.A.
One California Street
San Francisco, California 94111
415.273.4580

Executive Office and Stockholder Information

California Water Service Group
Attn: Stockholder Relations
1720 North First Street
San Jose, California 95112
408.367.8200 or
800.750.8200
www.calwatergroup.com

This report contains forward-looking statements that are based on currently available information, expectations, estimates, assumptions and projections, and management's judgment about the Company, the water utility industry, and general economic conditions. Forward-looking statements, which are identified by words such as seek, expect, intend, plan, believe, anticipate, project, will, and forecast, are not guarantees of future performance, and actual results may vary materially. Please see our 2024 Annual Report on Form 10-K for more information.



Acting On Our Vision

→ Protecting our water.

→ Investing in our communities.

→ Serving our customers.

→ Contributing to the greater good.



1720 North First Street, San Jose, California 95112-4508
Phone: 408.367.8200   www.calwatergroup.com   NYSE: CWT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2024
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____
Commission file No. 1-13883

CALIFORNIA WATER SERVICE GROUP
(Exact name of registrant as specified in its charter)

Delaware	**77-0448994**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
1720 North First Street	
San Jose, California	**95112**
(Address of Principal Executive Offices)	(Zip Code)

(408) 367-8200
(Registrant's Telephone Number, including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange on Which Registered:
Common Stock, $0.01 par value per share	CWT	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232,405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated Filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant was $1,679 million on June 30, 2024, the last business day of the registrant's most recently completed second fiscal quarter. The valuation is based on the closing price of the registrant's common stock as traded on the New York Stock Exchange.

The Common stock outstanding at February 10, 2025 was 59,488,444 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information required to be disclosed in Part III of this report is incorporated by reference from the registrant's definitive Proxy Statement for its Annual Meeting of Stockholders to be held on or about May 28, 2025. The proxy statement is expected to be filed no later than 120 days after the end of the fiscal year covered by this report.

			Page

Form 10-K

<center>**PART I**</center>

Item 1. *Business.*

Forward-Looking Statements

This annual report, including all documents incorporated by reference, contains forward-looking statements within the meaning established by the Private Securities Litigation Reform Act of 1995 (the PSLRA). The forward-looking statements are intended to qualify under provisions of the federal securities laws for "safe harbor" treatment established by the PSLRA. Forward-looking statements in this annual report are based on currently available information, expectations, estimates, assumptions and projections, and our management's beliefs, assumptions, judgments and expectations about us, the water utility industry and general economic conditions. These statements are not statements of historical fact. When used in our documents, statements that are not historical in nature, including words like "will," "would," "expects," "intends," "plans," "believes," "may," "could," "estimates," "assumes," "anticipates," "projects," "progress," "predicts," "hopes," "targets," "forecasts," "should," "seeks," "indicates," or variations of these words or similar expressions are intended to identify forward-looking statements. Examples of forward-looking statements in this annual report include, but are not limited to, statements describing our intention, indication or expectation regarding our financial performance, dividends or targeted payout ratio, our expectations, anticipations or beliefs regarding governmental, legislative, judicial, administrative or regulatory timelines, regulatory compliance, decisions, approvals, authorizations, requirements or other actions, including plans and proposals pursuant to and timing of the California Water Service Company (Cal Water)'s general rate case (GRC) filed on July 8, 2024 (2024 GRC), timing of our cost of capital application, rate amounts, cost recovery or refunds, certain per- and polyfluoralkyl substances (PFAS) regulations, and associated impacts, such as our expected or estimated revenue, our intentions regarding recovery billing, our expectations regarding regulatory asset and operating revenue recognition, sources of funding or capital requirements, estimates of, or expectations regarding, capital expenditures, funding needs or other capital requirements, obligations, contingencies or commitments, our expectations regarding water sources, our beliefs regarding adequacy of water supplies, our anticipation regarding renewing water supply contracts, and estimated water prices, estimates and assumptions relating to our significant accounting policies, such as deferred revenue or assets or refund of advances, our expectations or assumptions regarding employee benefit plans and stock-based compensation and estimated contributions to our pension plans and other postretirement benefit plans, our estimated annual effective tax rate and expectations regarding tax benefits, our intentions regarding use of net proceeds from any future equity or debt issuances or borrowings, our expectations, intentions or anticipations regarding our sources of funding, capital structure, including authorized return on equity, cost of debt and rate of return, or capital allocation plans, our intentions regarding growth opportunities or our expectations regarding settlement proceeds relating to certain PFAS-contamination claims. The forward-looking statements are not guarantees of future performance. They are based on numerous assumptions that we believe are reasonable, but they are open to a wide range of uncertainties and business risks. Consequently, actual results may vary materially from what is contained in a forward-looking statement.

Factors which may cause actual results to be different than those expected or anticipated include, but are not limited to:

- the outcome and timeliness of regulatory commissions' actions concerning rate relief and other matters, including with respect to the 2024 GRC;

- the impact of opposition to rate increases;

- our ability to recover costs;

- Federal governmental and state regulatory commissions' decisions, including decisions on proper disposition of property;

- changes in state regulatory commissions' policies and procedures, such as the California Public Utilities Commission (CPUC)'s decision in 2020 to preclude companies from proposing full decoupling (which impacted our 2021 GRC);

- changes in California State Water Resources Control Board (Water Board) water quality standards;
- changes in environmental compliance and water quality requirements, such as the United States Environmental Protection Agency's (EPA) finalization of a National Primary Drinking Water Regulation establishing legally enforceable maximum contaminant levels (MCL) for six PFAS in drinking water in 2024;
- the impact of weather, climate change, natural disasters, including wildfires and landslides, and actual or threatened public health emergencies, including disease outbreaks, on our operations, water quality, water availability, water sales and operating results and the adequacy of our emergency preparedness;
- electric power interruptions, especially as a result of Public Safety Power Shutoff (PSPS) programs;
- availability of water supplies;
- our ability to invest or apply the proceeds from the issuance of common stock in an accretive manner;
- consequences of eminent domain actions relating to our water systems;
- increased risk of inverse condemnation losses as a result of the impact of weather, climate change, and natural disasters, including wildfires and landslides;
- housing and customer growth;
- our ability to renew leases to operate water systems owned by others on beneficial terms;
- issues with the implementation, maintenance or security of our information technology systems;
- civil disturbances or terrorist threats or acts;
- the adequacy of our efforts to mitigate physical and cyber security risks and threats;
- the ability of our enterprise risk management processes to identify or address risks adequately;
- labor relations matters as we negotiate with the unions;
- changes in customer water use patterns and the effects of conservation, including as a result of drought conditions;
- our ability to complete, in a timely manner or at all, successfully integrate, and achieve anticipated benefits from announced acquisitions;
- restrictive covenants in or changes to the credit ratings on our current or future debt that could increase our financing costs or affect our ability to borrow, make payments on debt or pay dividends;
- risks associated with expanding our business and operations geographically;
- the impact of stagnating or worsening business and economic conditions, including inflationary pressures, general economic slowdown or a recession, changes in tariff policy, the interest rate environment, instability of certain financial institutions, changes in monetary policy, adverse capital markets activity or macroeconomic conditions as a result of geopolitical conflicts, and the prospect of a shutdown of the U.S. federal government;
- the impact of market conditions and volatility on unrealized gains or losses on our non-qualified benefit plan investments and our operating results;
- the impact of weather and timing of meter reads on our accrued unbilled revenue;
- the impact of evolving legal and regulatory requirements, including emerging environmental, social and governance requirements;
- the impact of the evolving U.S. political environment, including, as a result of the change in U.S. federal administration, leadership and policy changes or threatened changes at U.S. federal

regulatory agencies that have led to, in some cases, legal challenges and uncertainty around the funding, functioning and policy priorities of U.S. federal regulatory agencies and the status of current and future regulations; and

- the risks set forth in "Risk Factors" included elsewhere in this annual report.

In light of these risks, uncertainties and assumptions, investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this annual report or as of the date of any document incorporated by reference in this annual report, as applicable. When considering forward-looking statements, investors should keep in mind the cautionary statements in this annual report and the documents incorporated by reference. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

California Water Service Group (Company) is a holding company with seven operating subsidiaries: Cal Water, Washington Water Service Company (Washington Water), New Mexico Water Service Company (New Mexico Water), Hawaii Water Service Company, Inc. (Hawaii Water), TWSC, Inc. (Texas Water), CWS Utility Services, and HWS Utility Services LLC (CWS Utility Services and HWS Utility Services LLC being referred to collectively in this annual report as Utility Services). Cal Water, Washington Water, New Mexico Water, and Hawaii Water are regulated public utilities. Texas Water is a holding company with regulated and contracted wastewater utilities.

The regulated utility entities also provide non-regulated services. Utility Services holds non-utility property and provides non-regulated services to private companies and municipalities outside of California (see "Non-Regulated Activities" below for more details). Cal Water was the original operating company that began operations in 1926.

Our business is conducted through our operating subsidiaries and we provide utility services to approximately two million people. The bulk of our business consists of the production, purchase, storage, treatment, testing, distribution, and sale of water for domestic, industrial, public, and irrigation uses, and the provision of domestic and municipal fire protection services. In some areas, we provide wastewater collection and treatment services, including treatment which allows water recycling. We also provide non-regulated water-related services under agreements with municipalities and other private companies. The non-regulated services include full water system operation, meter reading, and billing services. Non-regulated operations also include the lease of communication antenna sites, lab services, and promotion of other non-regulated services.

During the year ended December 31, 2024, there were no significant changes in the kind of products produced or services rendered by our operating subsidiaries, or in the markets or methods of distribution.

Our mailing address and contact information is:
California Water Service Group
1720 North First Street
San Jose, California 95112-4598
Telephone number: 408-367-8200
www.calwatergroup.com

Annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports are available free of charge through our website at www.calwatergroup.com. The reports are available on our website as soon as reasonably practicable after such reports are filed with the U.S. Securities and Exchange Commission (SEC).

The content on any website referred to in this annual report is not incorporated by reference in this annual report unless expressly noted.

Regulated Business

California water operations are conducted by Cal Water, which provides service to approximately 499,400 customer connections in approximately 100 California communities through 20 separate districts, which are subject to regulation by the CPUC. California water operations accounted for approximately 89.2% of our total customer connections and 92.3% of our total consolidated operating revenue in 2024.

We operate the City of Hawthorne and the City of Commerce water systems under lease agreements. In accordance with the lease agreements, we receive all revenues from operating the systems and are responsible for paying the operating costs. The City of Hawthorne and the City of Commerce lease revenues are governed through their respective city councils and are considered non-regulated because they are outside of the CPUC's jurisdiction. We report revenue and expenses for the City of Hawthorne and City of Commerce leases in operating revenue and operating expenses because we are entitled to retain all customer billings and are responsible for all operating expenses. These leases are considered "nontariffed products and services" (NTPS) by the CPUC and require a 10% revenue share with regulated customers.

In October of 2011, an agreement was negotiated with the City of Hawthorne to lease and operate its water system. The system, which is located near our Hermosa Redondo district, serves about half of Hawthorne's population. The capital lease agreement required an up-front $8.1 million lease deposit to the city that is being amortized over the lease term. Additionally, annual lease payments are contracted to be adjusted based on changes in rates charged to customers. Under the lease, we are responsible for all aspects of system operation and capital improvements, although title to the system and system improvements reside with the city. Capital improvements are recorded as depreciable plant and equipment and depreciated per the asset lives set forth in the agreement. In exchange, we receive all revenue from the water system, which was $12.7 million, $12.2 million, and $12.5 million in 2024, 2023, and 2022, respectively. At the end of the lease, the city is required to reimburse us for the unamortized value of capital improvements made during the term of the lease. The City of Hawthorne capital lease is a 15-year lease and expires in 2026.

In April of 2018, a renewal agreement was negotiated with the City of Commerce for us to continue to lease and to operate its water system for 15 years. Under the agreement, the operating lease requires us to pay $0.8 million per year in monthly installments. We have operated the City of Commerce water system since 1985 and are responsible for all operations, maintenance, water quality assurance, customer service programs, and financing capital improvements to provide a reliable supply of water that meets federal and state standards to customers served by the City of Commerce system. The City of Commerce retains title to the system and system improvements and remains responsible for setting its customers' water rates. We bear the risks of operation and collection of amounts billed to customers. In exchange, we receive all revenue from the water system, which was $4.1 million, $4.2 million, and $4.2 million, in 2024, 2023, and 2022, respectively. The agreement allows us to request a rate change annually in order to recover costs.

Hawaii Water provides service to approximately 6,700 water and wastewater customer connections on the islands of Kauai, Maui, Oahu, and Hawaii, including several large resorts and condominium complexes. Hawaii Water's regulated customer connections are subject to the jurisdiction of the Hawaii Public Utilities Commission (HPUC). Hawaii Water accounted for 1.2% of our total customer connections and approximately 4.3% of our total consolidated operating revenue in 2024.

Washington Water provides domestic water service to approximately 38,300 customer connections in the Tacoma, Olympia, Graham, Spanaway, Puyallup, Rainier, Yelm, and Gig Harbor areas. Washington Water's utility operations are regulated by the Washington Utilities and Transportation Commission (UTC). Washington Water accounted for approximately 6.8% of our total customer connections and approximately 2.3% of our total consolidated operating revenue in 2024.

New Mexico Water provides service to approximately 11,500 water and wastewater customer connections in our Rio Communities, Rio Del Oro, Meadow Lake, Indian Hills, Squaw Valley, Elephant

Butte, Morningstar, Sandia Knolls, Juan Tomas, Monterey, and Cypress Gardens systems. New Mexico's regulated operations are subject to the jurisdiction of the New Mexico Public Regulation Commission. New Mexico Water accounted for approximately 2.1% of our total customer connections and 0.7% of our total consolidated operating revenue in 2024.

In May of 2021, Texas Water became the majority owner of BVRT Utility Holding Company (BVRT), a Texas-based utility development company owning and operating seven wastewater utilities serving growing communities outside of Austin and San Antonio. BVRT provides regulated wastewater services under the rules and regulation of the Texas Public Utilities Commission. Texas Water initially invested funds to enable BVRT to continue to build wastewater infrastructure and converted its investment to equity. BVRT's seven wastewater utilities currently serve or are under contract to serve approximately 4,200 customer connections. On August 16, 2022, BVRT entered into a long-term water supply agreement with the Guadalupe Blanco River Authority (GBRA) that enables BVRT to receive up to 2,419 acre-feet of potable water annually (see Note 15 for more details). Texas Water accounted for approximately 0.7% of our total customer connections and 0.4% of our total consolidated operating revenue in 2024.

The state regulatory bodies governing our regulated operations are referred to as the Commissions in this annual report. Rates and operations for regulated customers are subject to the jurisdiction of the respective state's regulatory Commission. The Commissions require that water and wastewater rates for each regulated district be independently determined based on the cost of service. The Commissions are expected to authorize rates sufficient to recover normal operating expenses and allow the utility to earn a fair and reasonable return on invested capital.

We treat and distribute water and treat wastewater in accordance with accepted water utility methods. Where applicable, we hold franchises and permits in the cities and communities where we operate. The franchises and permits allow us to operate and maintain facilities in public streets and rights-of-way as necessary.

Non-Regulated Activities

Non-regulated activities consist primarily of the operation of water systems that are owned by other entities under lease agreements, leasing of communication antenna sites on our properties, and billing of optional third-party insurance programs to our residential customers.

Fees for non-regulated activities are based on contracts negotiated between the parties. Under our non-regulated contract arrangements, we operate municipally owned water systems and privately owned water and recycled water distribution systems, but are not responsible for all operating costs. Non-regulated revenue received from non-leased water system operations is generally determined on a fee-per-customer basis.

In California, nearly all non-regulated activities are considered NTPS. The prescribed accounting for these NTPS is incremental cost allocation plus revenue sharing with regulated customers. Non-regulated services determined to be "active activities" require a 10% revenue sharing, and "passive activities" require a 30% revenue sharing. The amount of non-regulated revenues subject to revenue sharing is the total billed revenues less any authorized pass-through costs. Some examples of CPUC authorized pass-through costs are purchased water, purchased power, and pump taxes. All of our non-regulated services, except for leasing communication antenna sites on our properties, are "active activities" subject to a 10% revenue sharing. Leasing communication antenna sites on our properties are "passive activities" subject to a 30% revenue sharing. Cal Water's annual revenue sharing with regulated customers was $2.8 million, $2.7 million, and $2.7 million in 2024, 2023, and 2022, respectively.

Operating Segment

We operate in one reportable segment, the supply and distribution of water and providing water-related utility services. For information about revenue from external customers, net income attributable to California Water Service Group and total assets, see "Item 8. Financial Statements and Supplementary Data."

Growth

We intend to continue exploring opportunities to expand our regulated and non-regulated water and wastewater activities, particularly in the western United States. The opportunities could include system acquisitions, lease arrangements similar to the City of Hawthorne and City of Commerce contracts, utility development investments similar to the BVRT investment, full service system operation and maintenance agreements, customer service functions, and other utility-related services.

Geographical Service Areas and Number of Customer Connections at Year-end

Our principal markets are users of water within our service areas. The approximate number of customer connections served in each regulated district, the City of Hawthorne and the City of Commerce, at December 31 is as follows:

(rounded to the nearest hundred)	2024	2023
SAN FRANCISCO BAY AREA/NORTH COAST		
Bay Area Region (serving South San Francisco, Colma, Broadmoor, San Mateo, San Carlos, Lucerne, Duncans Mills, Guerneville, Dillon Beach, Noel Heights and portions of Santa Rosa)	56,000	56,000
Bear Gulch (serving portions of Menlo Park, Atherton, Woodside and Portola Valley)	19,200	19,100
Los Altos (including portions of Cupertino, Los Altos Hills, Mountain View and Sunnyvale)	19,000	19,000
Livermore	19,000	19,000
	113,200	113,100
SACRAMENTO VALLEY		
North Valley Region (serving Chico, Hamilton City, and Oroville)	35,400	35,200
Marysville	3,800	3,800
Dixon	3,100	3,100
Willows	2,400	2,400
	44,700	44,500
SALINAS VALLEY		
Salinas Valley Region (including Salinas and King City)	31,900	31,800
	31,900	31,800
SAN JOAQUIN VALLEY		
Bakersfield	74,900	74,400
Stockton	45,300	45,200
Visalia	49,100	48,700
Selma	6,700	6,600
Kern River Valley	4,000	4,000
	180,000	178,900
LOS ANGELES AREA		
East Los Angeles	26,900	26,900
South Bay Region (serving Hermosa Beach, Redondo Beach, Carson, and portions of Compton, Harbor City, Long Beach, Los Angeles, and Torrance)	61,800	61,800
Los Angeles County Region (including Palos Verdes Estates, Rancho Palos Verdes, Rolling Hills Estates, Rolling Hills, Fremont Valley, Lake Hughes, Lancaster and Leona Valley)	26,100	26,000
Westlake (a portion of Thousand Oaks)	7,100	7,100
Hawthorne and Commerce (leased municipal systems) and Travis Airforce Base (utility privatization contract)	7,700	7,600
	129,600	129,400
CALIFORNIA TOTAL	499,400	497,700
HAWAII	6,700	6,500
NEW MEXICO	11,500	11,400
WASHINGTON	38,300	38,000
TEXAS	4,200	2,800
COMPANY TOTAL	560,100	556,400

Rates and Regulation

The Commissions have plenary powers setting both rates and operating standards. As such, the Commissions' decisions significantly impact the Company's revenues, earnings, and cash flows. The amounts discussed herein are generally annual amounts, unless otherwise stated, and the financial impact to recorded revenue is expected to occur over a 12-month period from the effective date of the decision. In California, water utilities are required to make several different types of filings. Certain filings, such as GRC filings, escalation rate increase filings, and offset filings, may result in rate changes that generally remain in place until the next GRC. As explained below, surcharges and surcredits to recover balancing and memorandum accounts as well as GRC interim rate relief are temporary rate changes, having specific time frames for recovery.

The CPUC follows a rate case plan which requires Cal Water to file a GRC for each of its regulated operating districts (except Grand Oaks, which is filed as needed) every three years. In a GRC proceeding, the CPUC not only considers the utility's rate setting requests, but may also consider other issues that affect the utility's rates and operations. The CPUC is generally required to issue its GRC decision prior to the first day of the test year or authorize interim rates and an Interim Rates Memorandum Account (IRMA). In accordance with the rate case plan, Cal Water filed its most recent GRC filing in July of 2024 (2024 GRC) requesting rate changes effective January 1, 2026. For additional information on our 2024 GRC, see "California Regulatory Activity".

Between GRC filings, Cal Water may file escalation rate increases, which allow Cal Water to recover cost increases, primarily from inflation and incremental investments, generally during the second and third years of the rate case cycle. However, escalation rate increases are district specific and subject to an earnings test. The CPUC may reduce a district's escalation rate increase if, in the most recent 13-month period, the earnings test reflects earnings in excess of what was authorized for that district.

In addition, California water utilities are entitled to make offset requests via an advice letter. Offsets may be requested to adjust revenues for construction projects authorized in GRCs or recycled water projects when those capital projects go into service (these filings are referred to as "rate base offsets"), or for rate changes charged to Cal Water for purchased water, purchased power, and pump taxes (which are referred to as "expense offsets"). Rate changes approved in offset requests remain in effect until the next GRC is approved.

California Regulatory Activity

2024 GRC Application

On July 8, 2024, Cal Water submitted Infrastructure Improvement Plans (the Plans) for its California districts from 2025 to 2027 in its 2024 GRC application with the CPUC. The application also proposes a Low-Use Water Equity Program, that would, if approved as filed, decouple revenue from water sales, to assist low-water-using, lower-income customers.

The required, triennial filing begins an approximately 18-month review process by the CPUC, which will analyze the Plans, operating budget proposals, and the Low-Use Water Equity Program to establish water rates for 2026 to 2028 that reflect the cost of providing safe, reliable water service. Associated rates set by the CPUC would become effective no sooner than January 2026. Cal Water has concluded an initial pre-hearing conference and an administrative law judge and Commissioner have been assigned to the case. The Commissioner issued the Scoping Memo and Ruling in November 2024 identifying the issues to be addressed and setting the schedule for the proceeding. Subsequent to year end, public participation hearings were conducted and Cal Water received California Public Advocate's (CalPA) report providing comments on the 2024 GRC application. Cal Water will provide a response to the CalPA report during the first quarter of 2025.

In the Plans, Cal Water proposes to invest more than $1.6 billion in its districts from 2025 to 2027, including approximately $1.3 billion of newly proposed capital investments. About 46% of the proposed new infrastructure improvements are to replace aging water pipelines. Such improvements are designed to enhance water supply reliability to support customers' and firefighters' everyday and emergency needs. The Plans also include, among other projects:

- Water quality upgrades to treat for existing and newly regulated contaminants.

- Infrastructure replacements to help ensure reliable delivery of water service.

- Equipment such as generators to help withstand power outages and shutoffs, and solar installation projects to help reduce Cal Water's dependency on the electric power grid and lessen our environmental footprint.

- Physical and cyber security and safety enhancements to help protect facilities, customers, and employees.

- Water supply initiatives to help safeguard long-term reliability and sustainability of water sources.

- Advanced Metering Infrastructure to aid conservation efforts and enhance water-use efficiency.

Cal Water's proposed Low-Use Water Equity Program would, if approved as filed, decouple revenue from water sales across its regulated service areas. The program is designed to work in conjunction with Cal Water's proposed four-tier rate design and sales forecast proposals to enhance affordability—particularly for low-use and low-income customers—plus reinforce conservation goals, while providing the utility an opportunity to recover its authorized revenue requirement in a timely manner.

To support these investments, Cal Water has proposed to change 2024 rates to increase 2026 total revenue by $140.6 million, or 17.1%. Cal Water also proposes rate increases of $74.2 million, or 7.7%, in 2027; and $83.6 million, or 8.1%, in 2028.

<u>2021 GRC</u>

The CPUC approved a decision on March 7, 2024 on the 2021 GRC. The decision marked the end of an extensive review of Cal Water's water system improvement plans, costs, and rates. The decision adopted a revised version of the alternate proposed decision issued on January 24, 2024, and increases adopted revenues, after corrections, for 2023 by approximately $41.5 million retroactive to January 1, 2023. It also potentially increases revenues by up to approximately $30.0 million for 2024 and $30.6 million for 2025, subject to the CPUC's earnings test and inflationary adjustments.

The decision authorized Cal Water to invest approximately $1.2 billion from 2021 through 2024 in water system infrastructure projects that we believe were needed to continue providing safe, reliable water service to customers throughout California. This also includes approximately $160 million of infrastructure projects that may be submitted for recovery via the CPUC's advice letter process.

The CPUC's decision approves a progressive rate design that is intended to provide budget stability while benefiting low-income and low-water-using customers by significantly decreasing the cost of the first six units of water consumed and increasing the percentage of fixed costs that are recovered in the service charge.

On March 15, 2024, Cal Water submitted a request for expedited corrections in the March 7th decision. The decision and its appendices contained certain language, numbers, and calculations that were inconsistent or did not fully reflect the substantive outcomes described in the approved decision. On April 23, 2024, the executive director of the CPUC issued a decision approving the corrections.

On April 1, 2024, Cal Water submitted an advice letter requesting an increase in annual revenue of $42.5 million for all of its rate making areas (besides Grand Oaks) effective May 1, 2024. The advice letter was approved and included the effects of the expense offsets of $4.7 million and cost of capital filing of $11.4 million that were implemented on January 1, 2024, as well as $5.8 million in rate base offsets that were effective on May 1, 2024. The remaining $20.6 million increase was primarily due to 2024 escalations. Cal Water implemented the new rates incorporating all these items on May 31, 2024.

<u>2021 GRC IRMA</u>

The 2021 GRC was approved in March of 2024 and final rates for the 2021 GRC were implemented on May 31, 2024; as a result, Cal Water calculated and recorded an IRMA regulatory asset of $88.6 million and a corresponding increase to revenue for the difference between final rates and interim rates for all of 2023 and the first five months of 2024. The IRMA regulatory asset was reduced by $2.5 million for Rate Support Fund (RSF) credits that would have been given to customers had the rate case been approved on time with an associated increase to regulatory assets for the RSF program. Cal Water also recorded an IRMA regulatory liability of $5.6 million with a corresponding increase to regulatory assets for Customer Assistance Program (CAP) credits that would have been given to customers had the rate case been approved on time. Finally, Cal Water recorded an IRMA regulatory asset of $0.4 million with a corresponding decrease to regulatory asset for the CAP and RSF for surcharges that would have been billed to fire protection customers had the rate case been approved on time. During the third quarter of 2024, Cal Water was approved to recover and refund the recorded IRMA regulatory assets and liabilities in the form of either 12-month, 24-month, or longer surcharges or 12-month surcredits. The surcharges and surcredits were implemented on October 1, 2024.

<u>Escalation Increase Requests</u>

As a part of the decision on the 2021 GRC, Cal Water was authorized to request annual escalation rate increases for 2024 and 2025 for those districts that passed the CPUC's earnings test. In April of 2024, Cal Water requested 2024 escalation rate increases for 17 of its regulated districts. The increase in annual adopted gross revenue associated with the April 2024 filing was $20.6 million. The new rates were approved and subsequently implemented on May 31, 2024, as discussed above.

In November of 2024, Cal Water requested 2025 escalation rate increases for 18 of its regulated districts. The increase in annual adopted gross revenue associated with the November 2024 filing was $27.2 million. The new rates were approved and subsequently implemented on January 1, 2025.

<u>Rate Base Offset Requests</u>

For construction projects authorized in the 2021 GRC as advice letter projects, Cal Water is allowed to request rate base offsets to increase revenues after the project goes into service. In March of 2024, Cal Water submitted a $39.1 million rate base offset advice letter to recover $5.8 million of annual revenue increases in all of its regulated districts. The new rates were approved and subsequently implemented on May 31, 2024, as discussed above.

In October of 2024, Cal Water submitted a $5.7 million rate base offset advice letter to recover $0.9 million of annual revenue increases in 9 of its regulated districts. The new rates were approved and subsequently implemented on January 1, 2025.

<u>Expense Offset Requests</u>

Expense offsets are dollar-for-dollar increases in revenue to match increased expenses, and therefore do not affect net operating income. In November of 2023, Cal Water submitted an advice letter to request offsets for increases in purchased water costs and pump taxes in six of its regulated districts totaling $5.1 million. The new rates were approved and subsequently implemented on January 1, 2024. In April of 2024, Cal Water submitted an advice letter to update these rates based on the approved 2021 GRC. The annual increase was updated from an increase of $5.1 million to an increase of $4.7 million and the new updated rates were approved and subsequently implemented on May 31, 2024, as discussed above.

In October of 2024, Cal Water submitted an advice letter to request offsets for increases in purchased water costs and pump taxes in eight of its regulated districts totaling $17.1 million. The new rates were implemented on January 1, 2025.

<u>Monterey-Style Water Revenue Adjustment Mechanism (MWRAM) Filing</u>

In September of 2024, Cal Water submitted an advice letter requesting surcharges to bill for the MWRAM-related undercollections for 2023 for its regulated districts with tiered rates. The MWRAM tracks the difference between quantity revenues collected under each residential rate tier and the quantity revenues that would have been collected under a single quantity rate at the equivalent level of sales. The advice letter was approved and $17.4 million is being recovered from customers in the form of 12- and 24-month surcharges. The new rates were approved and subsequently implemented on October 1, 2024.

<u>Incremental Cost Balancing Account (ICBA) Filing</u>

In September of 2024, Cal Water submitted an advice letter to true-up the 2023 annual ICBAs of its regulated districts. The ICBAs track the difference between actual cost for water production inputs (purchased water, purchased power, and pump taxes) and adopted costs reflected in rates. The advice letter was approved and $7.1 million is being refunded to customers in the form of either one time or 12-month surcredits. Additionally, $0.6 million is being recovered from customers in the form of 12-month surcharges. The new rates were approved and subsequently implemented on October 1, 2024.

<u>Cost of Capital Application</u>

The CPUC issued and adopted a proposed decision for the Cal Water 2021 Cost of Capital Application in the second quarter of 2023. Cal Water was authorized a return on equity of 9.05%, a cost of debt of 4.23%, a capital structure of 53.4% equity and 46.6% debt, and an authorized rate of return of 6.80% for 2023 and 2024. The CPUC also reauthorized the Water Cost of Capital Mechanism (WCCM), which automatically adjusts the rate of return when the Moody's Utilities Bond Index (Index) fluctuates between cost of capital applications. Because the Index changed in 2022, the WCCM triggered for 2023. At the time that WCCM triggered and before new rates were implemented Cal Water's rate of return was 7.48%. Cal Water implemented new rates based on an authorized 9.57% return on equity, with a 4.23% cost of debt, and an authorized rate of return of 7.08% on July 31, 2023. The 40 basis-point reduction from Cal Water's prior rate of return of 7.48% lowered adopted annual operating revenue as of July 31, 2023 by $7.0 million.

In October of 2023, Cal Water evaluated the WCCM for 2024 and determined that it was triggered due to a change in the Index in 2023. Cal Water filed an advice letter to implement new rates based on an authorized 10.27% return on equity, with a 4.23% cost of debt, and an authorized rate of return of 7.46% effective January 1, 2024. These new rates were approved and subsequently implemented on January 1, 2024. The 38 basis-point increase from Cal Water's rate of return for the period July 31, 2023 to December 31, 2023 of 7.08% positively impacted adopted annual operating revenue for 2024 by approximately $10.0 million. In April of 2024, Cal Water submitted an advice letter to update these rates based on the approved 2021 GRC. The annual increase was updated to $11.4 million and the new updated rates were approved and subsequently implemented on May 31, 2024, as discussed above.

On February 2, 2024, Cal Water received a letter from the CPUC addressed jointly to Cal Water and three other Class A water companies granting their request for a one-year extension in their next cost of capital filing with the CPUC to May 1, 2025. The WCCM will remain in effect during the one-year extension. As a result, Cal Water's authorized return on equity in 2025 is expected to be 10.27% plus or minus any changes from the WCCM.

In October of 2024, Cal Water evaluated the WCCM for 2025 and determined that it was not triggered. Since the WCCM was not triggered, there will be no change to Cal Water's 10.27% return on equity for 2025 as a result of the WCCM. The next measurement date for the WCCM is September 30, 2025.

On January 14, 2025, Cal Water received a letter from the CPUC addressed jointly to Cal Water and three other Class A water companies granting their request for an additional one-year extension in their cost of capital filing with the CPUC to May 1, 2026. The WCCM will remain in effect during the one-year extension. As a result, Cal Water's authorized return on equity in 2026 is expected to be 10.27% plus or minus any changes from the WCCM.

2023 Financing Application for California

On August 2, 2024, the CPUC granted Cal Water the authority to issue up to $1.3 billion of new equity and debt securities, in addition to previously-authorized amounts, to finance water system infrastructure investments from 2023 to 2027. Cal Water was also granted a waiver that authorizes each Cal Water borrowing under its revolving credit arrangements to be payable at periods up to twenty-four months from the date of the applicable borrowing, rather than the twelve-month period currently permitted for short-term borrowings.

Per- and Polyfluoroalkyl Substances Memorandum Account (PFAS MA)

Public water systems have been ordered by the Water Board to detect, monitor, and report perfluorooctanoic and perfluorooctanesulfonic acid in drinking water. In the third quarter of 2020, the CPUC approved the PFAS MA which allows Cal Water to track incremental expenses related to compliance with the order. The tracking of capital costs was excluded due to the lack of a MCL at that time.

In March of 2023, the EPA issued proposed MCLs for six per- and polyfluoroalkyl substances (PFAS). In September of 2023, Cal Water filed an application with the CPUC to modify the PFAS MA to track capital related costs associated with activities necessary to comply with the proposed PFAS drinking water regulations. Cal Water also proposed to submit Tier 2 advice letters requesting authority to add completed PFAS-related capital projects to authorized rate base. On April 18, 2024, the CPUC dismissed, without prejudice, Cal Water's application requesting authorization to modify a previously approved PFAS-expense memorandum account to include capital investments related to PFAS compliance for future recovery. The dismissal does not preclude Cal Water from seeking regulatory recovery for its capital investments. Cal Water may seek recovery through a separate application or a GRC application. Cal Water expects to refile its application in the first half of 2025.

California Supreme Court Decision on Decoupling

The CPUC issued a decision effective August 27, 2020 requiring that Class A water utilities submitting GRC filings after the effective date be precluded from proposing the use of a full decoupling Water Revenue Adjustment Mechanisms (WRAM) in their next GRCs. In September 2020, Cal Water filed an Application for Rehearing at the CPUC seeking to reverse the August 27, 2020 CPUC decision. In September 2021, the CPUC denied the Application for Rehearing. On or about October 27, 2021, Cal Water along with four other Class A California water utilities filed Petitions for a Writ of Review with the California Supreme Court (Court). On May 18, 2022, the Court issued writs granting review and ordered the CPUC and other filing parties to submit additional pleadings to the Court. The final pleadings were submitted on January 13, 2023. Oral arguments were held on May 8, 2024 and, on July 8, 2024, the Court issued a unanimous decision voiding the WRAM provisions in the August 27, 2020 CPUC decision. As a result, Cal Water and other Class A water utilities submitting GRC filings are no longer precluded from proposing the use of a full decoupling WRAM in their GRCs, as reflected in the 2024 GRC filing.

Palos Verdes Peninsula Water Reliability Project (PV Project)

In 2002, Cal Water commissioned a Water System Master Plan (Master Plan) for the Palos Verdes water system. The Master Plan identified the high-priority need to augment the existing potable water system with new transmission mains and a new pump station to improve the capacity and reliability of the water system. This resulted in the development of a capital project known as the PV Project. Before the PV Project, a single pipeline that was over 60 years old delivered potable water to approximately 90 percent of the Peninsula, and a second pipeline of the same age delivered water to the remaining 10 percent. Both of these pipelines were approaching the end of their useful lives.

The CPUC authorized Cal Water to recover revenue associated with costs up to a cap of $96.1 million after the PV Project was placed in service, subject to the CPUC's reasonableness review.

In 2020, the PV Project was completed and Advice Letter 2387 was filed asking for authority to increase rates reflecting the PV Project costs up to the cap, with an effective date of August 27, 2020. The advice letter was approved on January 29, 2021. New rates were implemented on February 1, 2021, with the revenue requirement being effective as of August 27, 2020.

Due to the complexity of the PV Project, total project costs exceeded the advice letter cap of $96.1 million. Total project costs incurred were $117.2 million. Amongst other things, the 2021 GRC approved an additional $6.4 million of capital costs to be included in base rates plus authority to open a memorandum account allowing Cal Water to track incremental capital-related costs associated with this project.

In July of 2024, Cal Water submitted a Tier 3 advice letter to recover the remaining $14.7 million of capital costs not in base rates. Cal Water requested an increased revenue requirement for Palos Verdes customers of $1.8 million which is obtained by adding $14.2 million to rate base for the additional capital costs of the PV Project (which equals the $14.7 million above less two years of depreciation). Cal Water also requested to recover $3.8 million of revenue tracked in the memorandum account through a temporary surcharge of $0.2832 per ccf for 24 months. This includes $3.6 million of the revenue requirement for 2023 and 2024 from the increase in total capital costs above what was already included in base rates and $0.2 million of interest.

On January 30, 2025, a final decision was issued that approved Cal Water's request to include $14.2 million of incremental costs in rate base and for a temporary surcharge to recover $3.8 million of carrying costs tracked in the memo account. New base rates were implemented on February 1, 2025 and new surcharges are expected to be implemented on April 1, 2025.

California Drought Memorandum Account (DRMA)

In June 2021, Cal Water submitted advice letters to request a DRMA to track the incremental operational and administrative costs incurred to further implement updated Rule 14.1 for voluntary conservation measures and Schedule 14.1 for implementation of our Water Shortage Contingency Plan (WSCP), including activities related to enhanced conservation efforts, staffing, and capital expenditures to provide a safe, reliable water supply. The DRMA would also track monies paid by customers for fines, penalties, or other compliance measures associated with water use violations and penalties paid by Cal Water to its water wholesalers. The DRMA was approved by the CPUC with an effective date of June 14, 2021.

California's Governor issued a drought declaration for all California counties through a series of State of Emergency Proclamations with the most recent in March 2022. Given these drought proclamations and then-existing water usage levels in all of its service areas, in 2022 Cal Water activated Stage 2 of the "Water Use Restrictions of its WSCP" of Schedule 14.1 in all of its service areas; as a result, Cal Water saw an increase in DRMA related costs in 2022 and 2023.

In Stage 1, irrigating ornamental landscape with potable water is prohibited during the hours of 8:00 a.m. and 6:00 p.m. In Stage 2, irrigating ornamental landscapes with potable water is limited to no more than three days per week as well as prohibited during the hours of 8:00 a.m. and 6:00 p.m. In addition, this stage states that new connections may not install single-pass cooling systems for air conditioning or other cooling system applications unless required for health or safety reasons.

On March 24, 2023, the Governor issued an Executive Order (EO) that, among other things, ended the voluntary 15% water conservation target and ended the requirement that local water agencies implement Stage 2 of their drought contingency plans. This EO maintained the ban on wasteful water uses and retained the State of Emergency for all 58 California counties to allow for drought response and recovery efforts to continue.

On May 8, 2023, Cal Water deactivated Stage 2 and moved to Stage 1 of Cal Water's Schedule 14.1 of the WSCP in all regulated service areas.

On July 28, 2023, Cal Water submitted a Tier 3 advice letter requesting authority to amortize $1.4 million of incremental expenses incurred from June 14, 2021 to December 31, 2022 tracked in the DRMA.

On January 30, 2025, a final decision was issued that approved Cal Water's request to recover $1.4 million of incremental costs tracked in the DRMA. New surcharges are expected to be implemented on April 1, 2025.

Regulatory Activity—Other States

Financing Application for Hawaii

On October 3, 2024, the HPUC granted Hawaii Water the authority to issue up to $20.8 million of new equity and debt securities, in addition to previously-authorized amounts, to fund on-going and planned capital improvement projects related to water and wastewater utility services within Hawaii Water's service territories.

Kukui'ula South Shore Community Services

In April of 2022, Hawaii Water signed an agreement to acquire the assets of Kukui'ula South Shore Community Services, LLC (KSSCS). Located in the Kukui'ula Resort region of southeast Kauai, KSSCS is a collection-only wastewater utility regulated by the HPUC. Hawaii Water received HPUC approval for the acquisition in September of 2024. On December 4, 2024, the transaction closed and Hawaii Water took control over the system. The total cash purchase price was $1.6 million.

As part of the acquisition, Hawaii Water will own and manage the utility, which currently serves approximately 440 residential, commercial, and resort customers, but is expected to be able to serve up to 1,500 connections upon the completion of a planned resort buildout.

Water Supply

Our source of supply varies among our operating districts. Certain districts obtain all of their supply from wells; some districts purchase all of their supply from wholesale suppliers; and other districts obtain supply from a combination of wells and wholesale suppliers. A small portion of supply comes from surface sources and is processed through Company-owned water treatment plants. To the best of management's knowledge, we are meeting water quality, environmental, and other regulatory standards for all Company-owned systems.

Historically, approximately half of our annual water supply is pumped from wells. State groundwater management agencies operate differently in each state. Some of our wells extract ground water from water basins under state ordinances. These are adjudicated groundwater basins, in which a court has settled the dispute between landowners, or other parties over how much annual groundwater can be extracted by each party. All of our adjudicated groundwater basins are located in the State of California. Our average annual groundwater extraction from adjudicated groundwater basins approximates 7.8 billion gallons or 14.9% of our total average annual (2023 to 2024) water supply pumped from wells. Historically, we have extracted less than 100% of our annual adjudicated groundwater rights and have the right to carry forward up to 20% of the unused amount to the next annual period. All of our remaining wells extract ground water from managed or unmanaged water basins. There are no set limits for the ground water extracted from these water basins. Our average annual groundwater extraction from managed groundwater basins approximates 29.6 billion gallons or 56.4% of our total average annual (2023 to 2024) water supply pumped from wells. Our average annual groundwater extraction from unmanaged groundwater basins approximates 15.0 billion gallons or 28.7% of our total average annual (2023 to 2024) water supply pumped from wells. Many managed groundwater basins we extract water from have groundwater recharge facilities for which we financially support the recharge activities by paying well pump taxes. Our well pump taxes for 2024, 2023, and 2022 were $21.8 million, $19.0 million, and $16.2 million, respectively. In 2014, the State of California enacted the Sustainable Groundwater Management Act of 2014 (SGMA). The law and its implementing regulations required most basins to create a sustainability agency by 2017, develop a sustainability plan by the end of 2022, and show progress toward sustainability by 2027. We expect that after the SGMA provisions are fully implemented, all the Company's California groundwater will be produced from sustainably managed and/or adjudicated basins.

California's normal weather pattern yields little precipitation between mid-spring and mid-fall. The Washington Water service areas receive precipitation in all seasons, with the heaviest amounts during the winter. New Mexico Water's rainfall is heaviest in the summer monsoon season. Hawaii Water receives precipitation throughout the year, with the largest amounts in the winter months. Typically water usage in all service areas is highest during the warm and dry summers and declines in the cool winter months. Rain and snow during the winter months in California replenish underground water aquifers and fill reservoirs, providing the water supply for subsequent delivery to customers. As of January 9, 2025, the snowpack water content in California's northern Sierra region during the 2024 to 2025 water year was 139% of long-term averages (per the California Department of Water Resources). The northern Sierra region is the most important for the state's urban water supplies. The central and southern portions of the Sierras have recorded 85% and 64%, respectively, of long-term averages. Management believes that supply pumped from underground aquifers and purchased from wholesale suppliers will be adequate to meet customer demand during 2025 and thereafter. However, water rationing may be required in future periods, if declared by the state or local jurisdictions. Long-term water supply plans are developed for each of our districts to help assure an adequate water supply under various operating and supply conditions. Some districts have unique challenges in meeting water quality standards, but management believes that supplies will meet current standards using currently available treatment processes or by installing the best available technologies.

On May 31, 2018, California's Governor signed two bills (Assembly Bill 1668 and Senate Bill 606) into law that were intended to establish long-term standards for water use efficiency. The bills revise and expand the existing urban water management plan requirements to include five-year drought risk assessments, water shortage contingency plans, and annual water supply/demand assessments. The Water Board, in conjunction with the California Department of Water Resources, has adopted long-term water use standards for indoor residential use, outdoor residential use, water losses, and other uses. Cal Water is also required to calculate and report on urban water use targets each year, that compares actual urban water use to the targets. Management believes that Cal Water is well positioned to comply with all such regulations.

In April of 2024, the EPA finalized a National Primary Drinking Water Regulation establishing legally enforceable MCLs, for six PFAS in drinking water. Under the PFAS regulation, water utilities across the country are required to complete initial PFAS monitoring by 2027 and to implement treatment for sources exceeding the MCL by 2029. We estimate a capital investment of approximately $226.0 million will be required to comply with the regulation. The Company is a party to four separate class-action settlements with the following companies: 3M Company; E.I. Du Pont de Nemours and Company (n/k/a EIDP, Inc.), DuPont de Nemours, Inc., The Chemours Company, The Chemours Company FC, LLC, and Corteva, Inc. (collectively, DuPont); Tyco Fire Products LP; and BASF Corporation designed to resolve certain claims for PFAS contamination of drinking water in active public water systems. The estimated proceeds from these settlements will provide partial funding for treatment solutions to remove PFAS from water sources in which PFAS has been detected, future testing, and operational expenses. The Company expects to receive proceeds from settlements with the 3M Company and DuPont in the first half of 2025 and expects to receive proceeds from settlements with Tyco Fire Products LP and BASF Corporation in approximately late 2025 or early 2026. The Company plans to use any settlement proceeds received (after deducting legal fees and expenses) to offset capital expenditures required to comply with the PFAS regulation.

On April 17, 2024, the Water Board adopted an MCL of 10 parts per billion for Chromium-6 in drinking water. Our water systems in California will be required to comply with the regulation within two to four years. We developed and installed treatment for this contaminant at most of our impacted water sources when the same MCL was originally set in 2014, which was subsequently vacated for administrative reasons. After the MCL was vacated, we continued to treat our impacted water systems. We anticipate installing treatment for the remaining impacted sources before the regulatory deadline.

The following table shows the estimated quantity of water purchased and the percentage of purchased water to total water production in each California operating district that purchased water in 2024. Other than noted below, all other districts receive 100% of their water supply from wells.

District	Water Purchased (MG)	Percentage of Total Water Production	Source of Purchased Supply
SAN FRANCISCO BAY AREA/ NORTH COAST			
Bay Area Region*	6,361	98.5%	San Francisco Public Utilities Commission and Yolo County Flood Control & Water Conservation District
Bear Gulch	3,739	100.0%	San Francisco Public Utilities Commission
Los Altos	2,188	62.0%	Valley Water
Livermore	1,896	68.7%	Alameda County Flood Control and Water Conservation District, Zone 7
SACRAMENTO VALLEY			
North Valley Region**	669	8.4%	Pacific Gas and Electric Co. and County of Butte
SAN JOAQUIN VALLEY			
Bakersfield	10,047	53.3%	Kern County Water Agency and City of Bakersfield
Stockton	5,938	79.2%	Stockton East Water District
LOS ANGELES AREA			
East Los Angeles	477	11.1%	Central Basin Municipal Water District
South Bay Region***	10,192	78.3%	West Basin Municipal Water District and City of Torrance
City of Commerce	81	13.5%	Central Basin Municipal Water District
City of Hawthorne	1,087	87.0%	West Basin Municipal Water District
Los Angeles County Region****	4,706	96.9%	West Basin Municipal Water District and Antelope Valley-East Kern Water Agency
Westlake	1,941	100.0%	Calleguas Municipal Water District and Triunfo Water and Sanitation District
Kern River Valley	55	19.8%	City of Bakersfield

_____

MG = million gallons

*   Bay Area Region includes Bayshore and Redwood Valley

**   North Valley Region includes Chico and Oroville

***   South Bay Region includes Dominguez and Hermosa Redondo

**** Los Angeles County Region includes Palos Verdes and Antelope Valley

The Bear Gulch district obtains a portion of its water supply from surface runoff from the local watershed. The Oroville district in the Sacramento Valley, the Bakersfield district in the San Joaquin Valley, and the Kern River Valley district in the Los Angeles Area purchase water from a surface supply. Surface sources are processed through our water treatment plants before being delivered to the distribution system. The Bakersfield district also purchases treated water as a component of its water supply.

The Chico, Marysville, Dixon, and Willows districts in the Sacramento Valley, the Salinas Valley Region district in the Salinas Valley, the Selma and Visalia districts in the San Joaquin Valley, and the Travis Air Force Base in Solano County obtain their entire supply from wells.

Purchases for the Bayshore and Bear Gulch districts are in accordance with long-term contracts with the San Francisco Public Utilities Commission (SFPUC) until June 30, 2034. Purchases for the Los Altos, Livermore, Oroville, Redwood Valley, Stockton, and Bakersfield districts are pursuant to long-term contracts expiring on various dates after 2024. The water supplies purchased for the Dominguez, East Los Angeles, Hermosa Redondo, Palos Verdes, and Westlake districts as well as the Hawthorne and Commerce systems are provided by public agencies pursuant to a statutory obligation of continued non-preferential service to purveyors within the agencies' boundaries.

Form 10-K

Management anticipates water supply contracts will be renewed as they expire though the price of wholesale water purchases is anticipated to increase in the future.

Shown below are wholesaler price rates and increases that became effective in 2024, and estimated wholesaler price rates and percent changes for 2025. In 2024, several districts experienced purchased water rate increases, resulting in the filing of several purchased water offsets with the CPUC.

District	Effective Month	2024 Unit Cost		Percent Change	Effective Month	2025 Unit Cost		Percent Change
Antelope	July	$	790.00 /af	5.1%	July	$	849.00 /af	7.5%
Bakersfield (1)	July	$	213.00 /af	9.2%	January	$	213.00 /af	—
Bear Gulch	July	$	5.67 /ccf	8.8%	January	$	5.67 /ccf	—
Commerce (2)	January	$	1,426.00 /af	3.4%	January	$	1,565.00 /af	9.7%
South Bay Region (2)	July	$	1,708.00 /af	6.4%	January	$	1,899.00 /af	11.2%
East Los Angeles (2)	January	$	1,426.00 /af	3.4%	January	$	1,565.00 /af	9.7%
Hawthorne (2)	July	$	1,708.00 /af	6.4%	January	$	1,899.00 /af	11.2%
Livermore	February	$	2.34 /ccf	3.1%	January	$	2.44 /ccf	4.3%
Los Altos	July	$	2,344.00 /af	12.2%	January	$	2,344.00 /af	—
Oroville	February	$	222,881 /yr	3.2%	January	$	222,881 /yr	—
Palos Verdes (2)	July	$	1,708.00 /af	6.4%	January	$	1,899.00 /af	11.2%
Mid-Peninsula	July	$	5.67 /ccf	8.8%	January	$	5.67 /ccf	—
Redwood Valley	January	$	69.24 /af	—	January	$	69.24 /af	—
South San Francisco	July	$	5.67 /ccf	8.8%	January	$	5.67 /ccf	—
Stockton	October	$1,170,637/mo		25.8%	January	$1,170,637/mo		—
Westlake	January	$	1,730.00 /af	6.0%	January	$	1,895.00 /af	9.5%

af = acre foot;

ccf = hundred cubic feet;

yr = fixed annual cost;

mo = fixed monthly cost

(1) untreated water

(2) wholesaler price changes occur every six months

We work with all local suppliers and agencies responsible for water supply to secure adequate, long-term supply for each system.

See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Water Supply" for more information on adequacy of supplies.

Seasonal Fluctuations

In California, our customers' consumption pattern of water varies with the weather, in terms of rainfall and temperature. When setting customer rates, the CPUC considers the historical pattern in determining the adopted sales and production costs. With a majority of our sales expected to be subject to the MWRAM and per-unit variations in production costs being covered by the ICBA, fluctuations in financial results are expected to be moderated by the application of the MWRAM and ICBA mechanisms. However, cash flows from operations and short-term borrowings on our credit facilities can be significantly impacted by seasonal fluctuations including recovery of the MWRAM and ICBA.

Our water business is seasonal in nature. Weather conditions can have a material effect on customer usage. Customer demand for water generally is lower during the cooler and rainy winter months. Demand increases in the spring when warmer weather returns and the rains end, and customers use more water for outdoor purposes such as landscape irrigation. Warm temperatures during the generally dry summer months result in increased demand. Water usage declines during the late fall as temperatures decrease and the rainy season begins. During years in which precipitation is especially heavy or extends beyond the spring into the early summer, customer demand can decrease from historic normal levels, generally due to reduced outdoor water usage. Likewise, an early start to the rainy season during the fall can cause a decline in customer usage. As a result, seasonality of water usage has a significant impact on our cash flows from operations and borrowing on our short-term facilities.

Utility Plant Construction

We have continually extended, enlarged, and replaced our facilities as required to meet increasing demands and to maintain our water systems. We obtain construction financing using funds from operations, long-term financing, advances for construction and contributions in aid of construction that are funded by developers. Advances for construction are cash deposits from developers for construction of water facilities or water facilities deeded from developers. These advances are generally refundable without interest over a period of 40 years in equal annual payment amounts and developer-installed facilities are exempt from corporate income taxes. Contributions in aid of construction consist of nonrefundable cash deposits or facilities transferred from developers, primarily for fire protection and relocation projects. We cannot control the amounts received from developers. This amount fluctuates from year-to-year as the level of construction activity carried on by developers varies. This activity is impacted by the demand for housing, commercial development, and general business conditions, including interest rates.

See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for additional information.

Energy Reliability

We continue to seek to use power efficiently to minimize the power expenses passed on to our customers, and maintain backup power systems to continue water service to our customers if the power companies' supplies are interrupted. If future legislation limits emissions from the power generation process, our cost of power may increase. Any increase in the per-unit cost of power would be expected to be passed along to our California customers through the ICBA or included in our cost of service paid by our customers as requested in our GRC filings. Many of our well sites are equipped with emergency electric generators designed to produce electricity to keep the wells operating during power outages. Storage tanks also provide customers with water during interruptions in electrical service.

During 2024, 2023, and 2022 we leased additional emergency generators to respond to potential PSPSs, an electric utility operating paradigm approved by the CPUC.

Security at Company Facilities

Due to terrorism and other risks, we have heightened security at our facilities and have taken added precautions to protect our employees and the water delivered to customers. In 2002, federal legislation was enacted that resulted in new regulations concerning security of water facilities, including submitting vulnerability assessment studies to the federal government. We have complied with regulations issued by the EPA pursuant to federal legislation concerning vulnerability assessments and have made filings to the EPA as required. In addition, communication plans have been developed as a component of our procedures.

In accordance with the 2018 America's Water Infrastructure Act, we are required to conduct additional risk and resilience assessments (RRAs) and develop emergency response plans (ERPs) for each of our water systems. These RRAs and ERPs include natural hazards as well as malevolent acts. The first such assessments were completed in 2020. The RRAs are scheduled to be reviewed and resubmitted every five years.

While we do not make public comments on our security programs, we have been in contact with federal, state, and local law enforcement agencies to coordinate and improve our water delivery systems' security.

Competition and Condemnation

Our principal operations are regulated by the Commission of each state. Under state laws, no privately owned public utility may compete within any service territory that we already serve without first obtaining a certificate of public convenience and necessity from the applicable Commission. Issuance of such a certificate would only be made upon finding that our service is deficient. To management's knowledge, no application to provide service to an area served by us has been made.

State law in California provides that whenever a public agency constructs facilities to extend a utility system into the service area of a privately owned public utility, such an act constitutes the taking of property and requires reimbursement to the utility for its loss. State law in Washington and other states recognize chartered service areas but do not have specific statutes. State statutes allow municipalities, water districts and other public agencies to own and operate water systems. These agencies are empowered to condemn properties already operated by privately owned public utilities. The agencies are also authorized to issue bonds, including revenue bonds, for the purpose of acquiring or constructing water systems. However, if a public agency were to acquire utility property by eminent domain action, the utility would be entitled to just compensation for its loss. In Washington, annexation was approved in February 2008 for property served by us on Orcas Island; however, we continue to serve the customers in the annexed area and do not expect the annexation to affect our operations. To management's knowledge, other than the Orcas Island property, no municipality, water district, or other public agency is contemplating or has any action pending to acquire or condemn any of our systems.

Government Regulations

Our water and wastewater services are governed by various federal, state, and local environmental protection, health and safety laws, and regulations. These provisions establish criteria for drinking water and for discharges of water, wastewater, and airborne substances. The EPA, state water quality regulators, and other state regulatory authorities promulgate numerous nationally and locally applicable standards, including MCLs for drinking water. We believe we are currently in compliance with all of the MCLs promulgated to date.

Environmental Matters

Our operations and facilities are subject to environmental regulation by various governmental authorities. Environmental health and safety programs have been designed to provide compliance with water discharge regulations, underground and above-ground fuel storage tank regulations, hazardous materials management plans, hazardous waste regulations, air quality regulatory requirements, wastewater discharge limitations, construction controls and mitigations, and employee safety issues related to hazardous materials. In addition, we actively investigate alternative technologies for meeting environmental regulations and continue the traditional practices of meeting environmental regulations.

For a description of the material effects that compliance with environmental regulations may have on us, see Item 1A. "Risk Factors—Risks Related to Our Regulatory Environment." We expect environmental regulation to increase, resulting in higher operating costs in the future, and there can be no assurance that the Commissions will approve rate increases to enable us to recover these additional compliance costs.

Quality of Water Supply

Our operating practices are designed to produce potable water in accordance with accepted water utility practices. Water entering the distribution systems from surface and groundwater sources is treated in compliance with federal and state Safe Drinking Water Act (SDWA) and state standards. Most well supplies in California, Hawaii and New Mexico are chlorinated or chloraminated for disinfection. Water samples from each water system are analyzed on a regular, scheduled basis in compliance with regulatory requirements. We operate a state-certified water quality laboratory at the San Jose Customer Support Services Office that provides testing for most of our California operations.

Certain tests in California are contracted with independent certified labs qualified under the Environmental Laboratory Accreditation Program. Local independent state certified labs provide water sample testing for the Washington, New Mexico, and Hawaii operations.

In recent years, federal and state water quality regulations have resulted in increased water sampling requirements. The SDWA and state regulations continue to be used to monitor and regulate additional potential contaminants to address public health concerns. The State of California has continued to adopt new water quality regulations, which are in addition to those adopted by the EPA. We monitor water quality standard changes and upgrade our treatment capabilities to maintain compliance with the various regulations.

Impact of Climate Change Legislation and Regulation

Our operations depend on power provided by other public utilities and, in emergencies, power generated by our portable and fixed generators. If future legislation limits emissions from the power generation process, our cost of power may increase. Any increase in the cost of power would be expected to be passed along to our California customers through the ICBA or included in our cost of service paid by our customers as requested in our GRC filings.

We maintain a fleet of vehicles to provide service to our customers, including a number of passenger vehicles, as well as heavy-duty diesel vehicles that were retrofitted to meet California emission standards. If future legislation affects the cost to operate the fleet or the fleet acquisition cost in order to meet certain emission standards and/or requirements to phase-in the use of zero-emission vehicles, it would increase our cost of service and our rate base. Any increase in fleet operating costs associated with meeting emission standards and/or requirements to phase-in the use of zero-emission vehicles would be expected to be included in our cost of service paid by our customers as requested in our GRC filings. While recovery of these costs is not guaranteed, we would expect recovery in the regulatory process.

Under the California Environmental Quality Act (CEQA), all capital projects of a certain type (primarily wells, tanks, major pipelines, and treatment facilities) require mitigation of greenhouse gas emissions. The cost to prepare the CEQA documentation and permit are expected to be included in our capital cost and added to our rate base, which is expected to be requested to be paid for by our customers. Any increase in the operating cost of the facilities would also be expected to be included in our cost of service paid by our customers as requested in our GRC filings. While recovery of these costs is not guaranteed, we would expect recovery in the regulatory process.

Cap and trade regulations were implemented in 2012 in California with the goal of reducing emissions to 1990 levels by the year 2020. These regulations have not affected water utilities at this time. In the future, if we are required to comply with these regulations, any increase in operating costs associated with meeting these standards would be included in our cost of service paid by our customers as requested in our GRC filings. While recovery of these costs is not guaranteed, we would expect recovery in the regulatory process.

We currently publicly disclose information about our climate change strategy, risks, metrics, and targets. If future legislation or regulation requires new or additional reporting on our climate change strategy, risks, metrics, and/or targets, our cost to gather and report that information in accordance with the legislation or regulation may increase, and we may be subject to litigation, enforcement proceedings, fines or other penalties if we are unable to comply in part or in whole, or if our efforts are deemed insufficient.

Human Capital Resources

We believe that our employees are our greatest asset and are critical to our continued success. We place a strong emphasis on attracting and retaining talented and experienced individuals to manage and support our operations. To show our commitment, we offer our employees a broad range of Company-paid benefits, and we believe our compensation package and benefits are competitive with others in our industry. Additional information about our employee benefit plans is included in Note 11 of the Notes to Consolidated Financial Statements.

We have an unwavering commitment to hiring, developing, and supporting an inclusive, diverse and equal opportunity workforce. It's essential that each employee actively fosters an environment where everyone feels valued and respected. Our employees are expected to exhibit and promote honest, ethical, and respectful conduct. This is not just a guideline but a fundamental value of our Company culture. All of our employees must adhere to a business code of conduct that sets standards for appropriate behavior and ethics and includes required internal training on preventing, identifying, reporting, and stopping any type of unlawful discrimination.

Employee health and safety in the workplace is another one of the Company's core values. This is a commitment that we seek to live by every day. Safety efforts are led by the Executive Safety Committee and supported by safety committees that operate at the local level. These teams work tirelessly to help our work environment remain safe and healthy for everyone. Our practice is to actively identify hazards in the workplace so that management can track incidents and take remedial actions to improve workplace safety.

As evidenced by our internally created Future Leaders of Water Development Program, our management team is dedicated to fostering a culture of developing future leaders from our existing workforce, enabling us to promote from within for many leadership positions. We firmly believe this provides long-term focus and continuity to our operations while also providing opportunities for the growth and advancement of our employees. Our focus on retention is clearly reflected in the length of service of our management team, with an average tenure exceeding 15 years.

Employee levels are managed to align with the pace of business and management believes it has sufficient human capital to operate its business successfully. Management believes that the Company's employee relations are strong, as evidenced by the Company being recognized by several organizations as a top workplace. At December 31, 2024, we had 1,278 employees, including 1,119 at Cal Water, 87 at Washington Water, 50 at Hawaii Water, 22 at New Mexico Water, and no employees at Texas Water. In California, the Utility Workers Union of America (UWUA), AFL-CIO represents our non-exempt field, customer service, and non-confidential clerical employees and the International Federation of Professional and Technical Engineers (IFPTE), AFL-CIO represents our professional and technical engineering and water quality laboratory employees.

As of December 31, 2024, we had 673 employees represented by the UWUA and 98 employees represented by the IFPTE. In 2021, we reached separate six-year agreements with both unions on new contracts that run from May 14, 2021 (UWUA) and October 4, 2021 (IFPTE) through February 28, 2027. The parties worked hard in reaching these agreements that we believe provides our employees with a market competitive pay and benefits package.

Employees at Washington Water, Hawaii Water, and New Mexico Water are not represented by a labor union.

Information About Our Executive Officers

Name	Positions and Offices with California Water Service Group	Age
Martin A. Kropelnicki(1)	Chairman, President and Chief Executive Officer since June 1, 2023. Formerly, President and Chief Executive Officer (2013-2023), President and Chief Operating Officer (2012-2013), Chief Financial Officer and Treasurer (2006-2012), served as Chief Financial Officer of Power Light Corporation (2005-2006), Chief Financial Officer and Executive Vice President of Corporate Services of Hall Kinion and Associates (1997-2004), Deloitte & Touche Consulting (1996-1997), held various positions with Pacific Gas & Electric Company (1989-1996).	58
James P. Lynch(2)	Senior Vice President, Chief Financial Officer and Treasurer since January 3, 2024. Formerly, Manager of Special Projects (2023), Chief Accounting Officer for SJW Group, a water utility company (2022-2023), Chief Financial Officer and Treasurer for SJW Group (2010-2022), Audit Partner with KPMG LLP (1997-2010), held various other positions with KPMG LLP (1984-1997). Certified public accountant.	65
Michael B. Luu(2)	Senior Vice President, Corporate Services & Chief Risk Officer since June 1, 2023. Formerly, Vice President, Information Technology and Chief Risk Officer (2021-2023), Vice President of Customer Service and Chief Information Officer (2017-2020), Vice President of Customer Service and Information Technology (2013-2016), Acting California Water Service Company District Manager, Los Altos (2012-2013), Director of Information Technology (2008-2012), CIS Development Manager (2005-2008), held various other positions with California Water Service Company since 1999.	45
Shawn C. Bunting(2)	Senior Vice President, General Counsel & Business Development since January 1, 2024. Formerly, Vice President, General Counsel and Corporate Secretary (2023), Senior Vice President & Deputy General Counsel for American Water Works Company, Inc., a water utility holding company (2021-2022), Vice President and Deputy General Counsel (2015-2021), Vice President & Division General Counsel—Eastern Division (2015-2016), Vice President & Division General Counsel—Mid-Atlantic Division (2014-2015), held other various positions with American Water Works Company, Inc. (2008-2014), Assistant General Counsel (Director) at Allegheny Energy, Inc. (2005-2008), and attorney at K&L Gates LLP (1998-2005).	52

Form 10-K

Name	Positions and Offices with California Water Service Group	Age
Shannon C. Dean(2)	Senior Vice President, Customer Service & Chief Sustainability Officer since January 1, 2024. Formerly, Vice President, Customer Service and Chief Citizenship Officer (2021-2023), Vice President of Corporate Communications & Community Affairs (2015-2020), Director of Corporate Communications (2000-2014), held various corporate communications, government, and community relations positions for Dominguez Water Company (1991-1999).	57
Michael S. Mares, Jr(2)	Senior Vice President, Operations since January 1, 2024. Formerly, Vice President, Operations (2021-2023), Vice President, California Operations (2019-2020), California Water Service Company District Manager, Bakersfield (2017-2018), Hawaii Water Service Company General Manager (2014-2016), Hawaii Water Service Company Local Manager, Big Island (2012-2014), California Water Service Company, held various Superintendent positions in the Chico district (2002-2012), California Water Service Company, held various union positions in the Chico district (1992-2002).	58
Ronald D. Webb(2)(3)	Vice President, Chief Human Resource Officer since January 1, 2022. Formerly, Vice President of Human Resources (2014-2021), Managing Director, Human Resources Partner for United Airlines (2006-2014), served as Vice President of Human Resources for Black & Decker Corporation (1995-2005), Human Resource Manager for General Electric Company (1990-1994), and held various labor relations positions for National Steel and Shipbuilding Company (1982-1989).	68
Michelle R. Mortensen(2)	Vice President, Corporate Secretary and Chief of Staff since January 1, 2022. Formerly, Vice President, Corporate Secretary (2021), Corporate Secretary (2015-2020), Assistant Corporate Secretary (2014), Treasury Manager (2012-2013), Assistant to the Chief Financial Officer (2011), Regulatory Accounting Manager (2008-2010), held various accounting positions at Piller Data Systems (2006-2007), Hitachi Global Storage (2005), Abbot Laboratories (2002-2004), and Symantec (1998-2001).	50
Elissa Y. Ouyang(2).	Vice President, Facilities, Fleet and Procurement since January 1, 2022. Formerly, Chief Procurement and Lead Continuous Improvement Officer (2016-2021), Interim Procurement Director (2013-2016), Acting District Manager—Los Altos (2013), Interim Vice President of Information Technology (2012-2013), Director of Information Technology—Architecture and Security (2008-2012), Business Application Manager (2003-2007), Project Lead/Senior Developer (2001-2003), held various business consulting positions at KPMG Consulting/BearingPoint (1998-2001), and RR Donnelley (1996-1998).	56

Name	Positions and Offices with California Water Service Group	Age
Greg A. Milleman(2)	Vice President, Rates & Regulatory Affairs since January 1, 2022. Formerly, Vice President, California Rates (2019-2021), Interim Director of Rates (2017-2018), Director of Field Administration & Finance (2014-2017), Manager of Special Projects (2013), and served as Senior Vice President of Administration and Corporate Secretary and various other management positions for Valencia Water Company (1992-2013).	62
Sophie M. James(2)	Vice President, Water Quality & Environmental Affairs since January 1, 2024. Formerly, Chief Water Quality Officer (2022-2023), Director of Water Quality (2014-2021), Manager of Laboratory Service (2006-2013), and Environmental Chemist, City of Sunnyvale (1992-2006).	56
Kenneth G. Jenkins(2)	Vice President, Water Resources Planning and Sustainability since January 1, 2025. Formerly, Chief Water Resource Sustainability Officer (2022-2024), Director of Water Resource Sustainability (2020-2021), Director of Drought Management and Conservation (2015-2020), Conservation Manager (2008-2015), Government and Community Relations Manager (2005-2008), held various other positions for California State Senate and California State Assembly (1998-2005).	48
Thomas A. Scanlon(2)	Corporate Controller and Principal Accounting Officer since January 1, 2023. Formerly, Director of Financial Reporting (2010-2022), Subsidiary Controller at Sun Power Systems Corporation (2007-2010), and Regional Controller at Swinerton Builders, Inc. (2000-2007).	62

_____

(1) Holds the same position with California Water Service Company, CWS Utility Services, Hawaii Water Service Company, Inc., New Mexico Water Service Company, and TWSC, Inc.; Chief Executive Officer of Washington Water Service Company.

(2) Holds the same position with California Water Service Company, CWS Utility Services, Hawaii Water Service Company, Inc., New Mexico Water Service Company, Washington Water Service Company, and TWSC, Inc.

(3) Scheduled to retire on April 1, 2025.

Form 10-K

Item 1A.   *Risk Factors.*

In evaluating our business, you should carefully consider the following discussion of material risks, events, and uncertainties that make an investment in us speculative or risky in addition to the other information in this annual report on Form 10-K. A manifestation of any of the following risks and uncertainties could, in circumstances we may or may not be able to accurately predict, materially and adversely affect our business, growth, reputation, prospects, operating and financial results, financial condition, cash flows, liquidity, and stock price. We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. It is not possible to predict or identify all such factors; our operations could also be affected by factors, events or uncertainties that are not presently known to us or that we currently do not consider to present significant risks to our operations. Therefore, you should not consider the following risks to be a complete statement of all the potential risks or uncertainties that we face. Moreover, some of the factors, events, and contingencies discussed below may have occurred in the past, but the disclosures below are not representations as to whether or not the factors, events, or contingencies have occurred in the past, and instead reflect our beliefs and opinions as to the factors, events, or contingencies that could materially and adversely affect us in the future.

Risks Related to Our Regulatory Environment

Our business is heavily regulated by state and federal regulatory agencies and our financial viability depends upon our ability to recover costs and investments from our customers through rates that must be approved by state public utility commissions.

Cal Water, New Mexico Water, Washington Water, and Hawaii Water are regulated public utilities, which provide water and water-related service to our customers. Additionally, Hawaii Water and Texas Water own in whole or in part other companies which are regulated public utilities. The rates that we charge our water customers are subject to the jurisdiction of the regulatory Commissions in the states in which we operate. These Commissions may set water and water-related rates for each operating district independently because the systems are not interconnected. The Commissions authorize us to charge rates that they consider sufficient to recover normal operating expenses, to provide funds for adding new or replacing water infrastructure, and to allow us the opportunity to earn what the Commissions consider to be a fair and reasonable return on invested capital.

Our revenues and consequently our ability to meet our financial objectives are dependent upon the rates we are authorized to charge our customers by the Commissions and our ability to recover our costs in these rates. Our management uses forecasts, models and estimates in order to set rates that we believe will provide a fair and reasonable return on our invested capital. While our rates must be approved by the Commissions, no assurance can be given that our forecasts, models and estimates will be correct or that the Commissions will agree with our forecasts, models, and estimates. If our rates are set too low, our revenues may be insufficient to cover our operating expenses, capital expenditure requirements and desired dividend levels.

We periodically file rate increase applications with the Commissions. The ensuing administrative and hearing process may be lengthy and costly. The decisions of the Commissions are beyond our control and we can provide no assurances that our rate increase requests will be granted by the Commissions. Even if approved, there is no guarantee that approval will be given in a timely manner or at a sufficient level to cover our expenses and provide a reasonable return on our investment. Our earnings have in the past been and may in the future be adversely affected when rate increase decisions are delayed or approved at a level that is lower than what we have requested. For example, the CPUC did not issue its decision on our 2021 GRC until March 2024, over a year later than expected, which caused uncertainty around and volatility in our financial and operating results until that time.

Our evaluation of the probability of recovery of regulatory assets is subject to adjustment by regulatory agencies and any such adjustment could adversely affect our results of operations and financial condition.

Regulatory decisions may affect prospective revenues and earnings and the timing of the recognition of revenues and expenses and may overturn past decisions used in determining our revenues and expenses. While our management evaluates the anticipated recovery of regulatory assets and revenues subject to refund and provides for allowances and/or reserves as deemed necessary, no assurance can be given that any such allowances and/or reserves will be adequate to cover any loss or adjustment due to the absence of our limited recovery of regulatory assets and revenues as a result of regulatory decisions. Current accounting procedures allow us to defer certain costs if we believe it is probable that we will be allowed to recover those costs through future rate increases. If the Commissions determined that a portion of our assets were not recoverable in customer rates, we may suffer an asset impairment, which would require a write down in such asset's valuation that would be recorded through operations.

If our assessment as to the probability of recovery through the ratemaking process is later determined to be incorrect, the associated regulatory asset would be adjusted to reflect the change in our assessment of any regulatory disallowances. A change in our evaluation of the probability of recovery of regulatory assets or a regulatory disallowance of all or a portion of our cost could have a material adverse effect on our financial results.

Regulatory agencies may disagree with our valuation and characterization of certain of our assets.

If we determine that real property is no longer used or useful for utility operations, we may remove it from our rate base and subsequently sell the property with any gain on sales accruing to the stockholders, subject to certain conditions. If the Commissions disagree with our characterization, there is a risk that the Commissions could determine that realized appreciation in property value should be awarded to customers rather than our stockholders.

Changes in laws, rules, and policies of our regulators or operating jurisdictions can significantly affect our business.

Regulatory agencies may change their rules and policies for various reasons, including changes in the local political environment. Regulators are appointed by popular vote or are appointed by elected officials, and the election of a new administration or the appointment of new officials due to the results of elections may result in dramatic change to the long-established rules and policies of an agency. For example, in 2020 regulation regarding full decoupling WRAMs temporarily changed in California. Since 2008, the CPUC allowed full decoupling WRAMs. However, in 2020, the CPUC precluded companies from proposing full decoupling WRAMs in their next GRC filings. As a result, we were precluded from requesting a full decoupling WRAM from the time of the 2021 GRC application until the California Supreme Court's decision on July 8, 2024 voiding the WRAM provisions in the August 27, 2020 CPUC decision. In addition, the recent change in U.S. federal administration has led and is expected to continue to lead to changes in the leadership of various U.S. federal regulatory agencies and changes or proposed or threatened changes to U.S. federal government policy that have led to, in some cases, legal challenges as well as uncertainty around the funding, functioning and policy priorities of U.S. federal regulatory agencies and the status of current and future regulations. U.S. federal government policy changes have included seeking to temporarily broadly halt federal funding, seeking to aggressively downsize the U.S. federal government's workforce and instructing federal agencies to reprioritize or to cease operating or enforcing certain laws or regulations. We are unable to predict the extent to which the current U.S. federal administration may impose or seek to impose leadership or policy changes at the U.S. federal regulatory agencies responsible for regulating our business, including changes or proposed changes at the EPA or SEC, or changes or proposed changes to rules and policies impacting our operations. Any such changes could impose additional costs, require the attention of senior management or result in other changes to or limitations on our business.

We rely on policies and regulations promulgated by the various Commissions in order to recover capital expenditures, maintain favorable treatment on gains from the sale of real property, offset certain production and operating costs, recover the cost of debt, maintain an optimal equity structure without over-leveraging, and have financial and operational flexibility to engage in non-regulated operations. If any of the Commissions with jurisdiction over us implements policies and regulations that do not allow us to accomplish some or all of the items listed above, our future operating results may be adversely affected.

In addition, legislatures may repeal, relax or tighten existing laws, or enact new laws that affect the regulatory agencies with jurisdiction over our business or affect our business directly. If changes in existing laws or the implementation of new laws limit our ability to accomplish some of our business objectives, or make accomplishing such objectives more expensive, our future operating results may be adversely affected.

Finally, local jurisdictions may impose new ordinances, laws, fees, and regulations that could increase costs or limit our operations, which affect future operating results. Cities may impose or amend franchise requirements, impose conditions on underground construction or land use, impose various taxes and fees, or restrict our hours for construction, among other things. In the last decade, more cities have imposed excavation moratoria or paving rules, which has resulted in delays and required more costly construction than anticipated.

We expect drinking water, wastewater and environmental health and safety regulation to increase, resulting in higher operating costs in the future and the potential that the company fails to meet these regulatory standards.

Our water and wastewater services are governed by various federal, state, and local environmental protection, health and safety laws, and regulations. Although we have a water quality assurance program in place, we cannot guarantee that we will continue to comply with all standards. If we violate any federal or state regulations or laws governing health and safety, we could be subject to substantial fines or otherwise sanctioned, subject to potential civil liability for damages, and our customers' trust in our operations ability could be eroded.

Drinking water, wastewater, and environmental health and safety laws are complex and change frequently. They have tended to become more stringent over time. As new or stricter standards are introduced, our operating costs could increase. Although we would likely seek permission to recover these costs through rate increases, we can give no assurance that the Commissions would approve rate increases to enable us to recover these additional compliance costs.

We are required to test our water quality and wastewater discharges for certain chemicals and potential contaminants on a regular basis. If the test results indicate that our water exceeds allowable limits, we may be required either to commence treatment to remove the contaminant or to develop an alternate water source. Either of these results may be costly. Although we would likely seek permission to recover these through rate increases, there can be no assurance that the Commissions would approve rate increases to enable us to recover these additional compliance costs.

Past events in the utility sector, including those in Flint, Michigan and those related to Pacific Gas and Electric Company in California, show that failure to meet one or more water quality, environmental, or safety standards can have severe effects on customer trust, reputation, regulatory treatment, or civil and criminal liability.

New and/or more stringent water quality regulations could increase our operating costs.

We are subject to water quality standards set by federal, state, and local authorities that have the power to issue new regulations. Compliance with new regulations that are more stringent than current regulations could increase our operating costs and capital expenditures, including requirements for increased monitoring, additional treatment of surface water and groundwater supplies, fluoridation of all supplies, more stringent performance standards for treatment plants, additional procedures to further reduce levels of disinfection by-products, and more comprehensive measures to monitor, reduce or eliminate known or newly identified contaminants. There are currently limited regulatory mechanisms and procedures available to us for the recovery of such costs and there can be no assurance that such costs will be fully recovered and failure to do so may adversely affect our operating results.

Attention is being given to contaminants of emerging concern, including, without limitation, chemicals and other substances that currently do not have any regulatory standard in drinking water or have been recently created or discovered. We believe these contaminants may form the basis for additional or increased federal or state regulatory initiatives and requirements in the future, which could significantly increase the cost of our operations.

For example, in April of 2024, the EPA finalized MCLs, for six PFAS in drinking water. Under the PFAS regulation, water utilities across the country are required to complete initial PFAS monitoring by 2027 and to implement treatment for sources exceeding the MCL by 2029. We estimate a capital investment of approximately $226.0 million will be required to comply with the regulation, but this amount could be higher or lower depending on factors out of our control such as unforeseen supply issues that may arise as public water systems across the country compete to procure necessary treatment supplies.

Legislation and regulation designed to mitigate or adapt to climate change may affect our operations.

Future legislation or regulation regarding climate change may restrict our operations or impose new costs on our business. Our operations depend on power provided by other public utilities and, in emergencies, power generated by our portable and fixed generators. If future legislation or regulation limits emissions from the power generation process, our cost of power may increase. Although any increase in the cost of power would be expected to be passed along to our California customers through the ICBA or included in our cost of service paid by our customers as requested in our GRC filings in California, we can give no assurance that such costs would be passed along to our California customers or that the CPUC would approve rate increases to enable us to recover such expenditures or costs.

Legislation and regulation regarding greenhouse gas emissions may also impose new costs on our business. For example, in October 2023, California enacted legislation addressing the disclosure of greenhouse gas emissions, climate-related risks, environmental claims, and the use or sale of voluntary carbon offsets. New and future laws and regulations, including related uncertainty from modifications to or reversals of such regulations, or inconsistency between requirements in different jurisdictions, could increase the complexity of and costs associated with compliance with such regulations, which could have a material adverse effect on our business, results of operations, and financial condition.

We have been and may in the future be party to environmental and service-related lawsuits, which could result in us paying damages not covered by insurance.

We have been and may be in the future, party to water contamination lawsuits, which may not be fully covered by insurance.

The number of environmental and service-related lawsuits against other water utilities has increased in frequency in recent years. If we are subject to additional environmental or service-related lawsuits, we might incur significant legal costs and it is uncertain whether we would be able to recover the legal costs from customers or other third parties. In addition, if current California law regarding CPUC's preemptive jurisdiction over regulated public utilities for claims about compliance with California State Water Resources Control Board and United States EPA water quality standards changes, our legal exposure may be significantly increased.

Risks Related to Our Business Operations

We are at risk for litigation under the principle of inverse condemnation for activities in the normal course of business that are deemed to have a damaging effect on private property.

The California constitution may allow compensation to property owners for a public utility taking or damaging private property, even when damage occurs through no fault of the utility and regardless of whether the damage could be foreseen by the utility. As a result, this doctrine, which is known as inverse condemnation and is routinely invoked in California, imposes strict liability for damages, including legal fees, because of the design, construction, maintenance and operation of utility facilities. In addition to claims that our water or wastewater systems damaged property, Cal Water has been and could in the future be sued under inverse condemnation, including pursuant to allegations or claims that our facilities or operations damage private property, or that we are unable to timely deliver sufficient quantities of water for firefighting because of system capacity limitations or water supply disruptions, including as a result of action taken by an electric utility pursuant to a PSPS program or other loss of power. For example, accelerated land movement in Cal Water's Rancho Dominguez District in southern California has given rise to claims and lawsuits against Cal Water, including among other allegations, inverse condemnation. Although the imposition of liability is premised on the assumption that utilities have the ability to recover these costs from their customers, there is no assurance that the CPUC would allow Cal Water to recover any such damage awards from customers. For example, in December 2017, the CPUC denied recovery of costs that San Diego Gas & Electric Company incurred because of inverse condemnation, holding that the inverse condemnation principles of strict liability are not relevant to the CPUC's prudent manager standard.

The effects of natural disasters, attacks by third parties, or poor water quality or contamination to our water supply or wastewater services may result in disruption in our services and litigation, which could adversely affect our business, operating results and financial condition.

We operate in areas that are prone to earthquakes, urban fires, wildfires, landslides, mudslides, and other natural disasters. A significant seismic event, urban or wildfire outbreak, or other natural disaster in California where our operations are concentrated could adversely affect our ability to deliver water and adversely affect our costs of operations. A major disaster could damage or destroy substantial capital assets. For example, wildfires in our service areas may have significant impacts on water supply and water system reliability. In addition, our infrastructure faces risks from landslides in our service areas, which can lead to leaks in water mains, impact our ability to deliver water and result in litigation. For example, in Cal Water's Rancho Dominguez District in southern California, land movement in the City of Rancho Palos Verdes has adversely impacted utility infrastructure including electric power poles and lines, natural gas mains and services and water mains and services. This land movement has impacted Cal Water assets, as well as structural, road and other property damage. The area is an active landslide complex with decades of land movement, and the Company and Cal Water believe that the recent accelerated rate of land movement is a result of an unusual and significant amount of rainfall in the area. Certain homeowners in this area have alleged Cal Water assets have contributed to ground oversaturation and land movement resulting in home and property damage. Some of these homeowners have brought claims and lawsuits against Cal Water as well as other defendants alleging inverse condemnation, among other things, and it is anticipated that other homeowners may bring similar claims in the future.

The CPUC has historically allowed utilities to establish a catastrophic event memorandum account as another possible mechanism to recover costs. However, we can give no assurance that the CPUC or any other Commission would allow any such cost recovery mechanism in the future.

Our water supplies are subject to contamination, including contamination from the development of naturally-occurring compounds, chemicals in groundwater systems, pollution resulting from fabricated sources, such as 1,2,3-Trichloropropane (TCP) and PFAS, seawater intrusion, and possible third-party attacks, including physical attacks, terrorist attacks, and cyber-attacks. If our water supply is contaminated, we may have to interrupt the use of that water supply until we are able to substitute the flow of water from an uncontaminated water source. In addition, we may incur significant costs in order to treat the contaminated source through expansion of our current treatment facilities, or development of new treatment methods. If we are unable to substitute water supply from an uncontaminated water source, or if we are unable to adequately treat the contaminated water source in a cost-effective manner, there may be an adverse effect on our revenues, operating results, and financial condition. The costs we incur to decontaminate a water source or an underground water system could be significant and may not be recoverable in rates. We could also be held liable for consequences arising out of human exposure to hazardous substances in our water supplies or other environmental damage. For example, private plaintiffs have the right to bring personal injury or other toxic tort claims arising from the presence of hazardous substances in our drinking water supplies. Our insurance policies may not be sufficient to cover the costs of these claims.

We have taken steps to increase security measures at our facilities and heighten employee awareness of threats to our water supply, to protect against third-party attacks, including physical attacks, terrorist attacks, and cyber-attacks. We have also improved our security measures regarding the delivery and handling of certain chemicals used in our business. We have and will continue to bear increased costs for security precautions to protect our facilities, operations, and supplies. These costs may be significant. Despite these improved security measures, we may not be able to prevent or deter third-party attacks or be in a position to control the outcome of third-party attacks should they occur.

We depend upon our skilled and trained workforce for water delivery. Actual or threatened public health emergencies, including disease outbreaks, may also lead to the closure of our facilities or to the illness of our employees. We can give no assurance that we will be able to maintain sufficient human resources to provide service in all of the districts that we serve.

If any of these catastrophic events were to occur, we can give no assurance that our emergency preparedness plans would be adequate and that we would respond effectively, which could result in public or employee harm or adversely affect our revenues, operating results, financial condition, and reputation.

Failure of critical elements of our infrastructure could result in interruption of service, damage to others, or injuries, and could adversely affect our business, operating results, and financial condition.

We own physical infrastructure, which was installed over a long period of time, both underground and above-ground. This infrastructure is subject to potential failure due to age, operating conditions, or other unknown factors. Failure of any of our facilities or infrastructure could cause flooding, loss of service to our customers, contamination from chemicals we use in operations, or other damages.

We operate a dam. If the dam were to fail for any reason, we would lose a water supply and flooding likely would occur. Whether or not we were responsible for the dam's failure, our reputation could be harmed, and we could be sued. We can give no assurance that we would be able to defend such a suit successfully.

We operate several water and wastewater treatment plants. If a major failure of these facilities were to occur, we would have an interruption in service, potential flooding, and could release potentially harmful material into the environment.

We operate over 7,000 miles of underground pipeline. Some failures of underground pipelines could release disinfection chemicals into the environment, which have a negative impact on sensitive habitats.

Any of these failures, whether or not we are responsible, could result in public or employee harm or adversely affect our revenues, operating results, financial condition and reputation.

We rely on our information technology (IT), operational technology (OT), and a number of complex business systems to assist with the management of our business and customer and supplier relationships, and a disruption of these systems, including from cyber-attacks, could adversely affect our business.

Our IT and OT systems are an integral part of our business, and a serious disruption of these systems could significantly limit our ability to manage and operate our business efficiently, which, in turn, could cause our business and competitive position to suffer and adversely affect our results of operations. We rely on our IT and OT networks and applications to bill customers, process orders, provide customer service, manage construction projects, manage our financial records, track assets, remotely monitor certain of our plants and facilities and manage human resources, inventory and accounts receivable collections. Our systems also enable us to purchase products from our suppliers and bill customers on a timely basis, maintain cost-effective operations, and provide service to our customers. Some of our mission and business critical systems are older and the steps we have taken to protect our systems may be insufficient to protect them from damage or interruption from:

- power loss, computer systems failures, including hardware equipment and software applications, and internet, telecommunications or data network failures;

- operator negligence or improper operation by, or supervision of, employees;

- physical and electronic loss of customer data due to security breaches, cyber-attacks, misappropriation, acts of violence, war or terrorism, and similar events;

- computer viruses;

- intentional security breaches, hacking, denial of services actions, misappropriation of data, and similar events, including intentional cybersecurity breaches aimed at disrupting and interfering with water treatment processes; and

- earthquakes, floods, fires, mudslides, and other natural disasters or physical attacks.

These events may result in physical and/or electronic loss of customer or financial data; security breaches; misappropriation; disruption of service to our customers; loss of revenues, response costs, and other financial loss; loss of management time, attention, and resources from our regular business operations; damage to our reputation; and other adverse consequences, including liability or regulatory penalties under data privacy laws and regulations. In addition, the lack of redundancy for certain of our IT systems, including billing systems, could exacerbate the impact of any of these events on us, all of which could have a negative impact on our business, results of operations, and cash flows. These types of events, either impacting our facilities or the industry in general, could also cause us to incur additional security and insurance related costs. In addition, in the ordinary course of business, we collect and retain sensitive information, including personally identifiable information, about our customers, employees, and vendors. In many cases, we outsource the administration of certain functions to vendors that have been and will continue to be targets of cyber-attacks. Any theft, loss or fraudulent use of customer, employee, vendor, or proprietary data as a result of a cyber-attack on us or a vendor could also subject us to significant litigation, liability, and costs, as well as adversely impact our reputation with customers and regulators, among others.

In addition, we may not be successful in developing or acquiring technology that is competitive and responsive to the needs of our business, and we might lack sufficient resources to make the necessary upgrades or replacements of our outdated existing technology to allow us to continue to operate at our current level of efficiency, all of which could adversely impact our business and competitive position. We maintain cybersecurity insurance to provide coverage for a portion of the losses and damages that may result from a security breach, but such insurance is subject to a number of exclusions and may not cover the total loss caused by a breach. Other costs associated with cyber events may not be covered by insurance or recoverable in rates. The market for cybersecurity insurance continues to evolve and may affect the future availability of cybersecurity insurance at reasonable rates.

The adequacy of our water supplies depends upon a variety of factors beyond our control. Interruption in the water supply may adversely affect our reputation and earnings.

We depend on an adequate water supply to meet the present and future needs of our customers. Whether we have an adequate supply varies depending upon a variety of factors, many of which are partially or completely beyond our control, including:

- the amount of rainfall;

- the amount of water stored in reservoirs;

- underground water supply from which well water is pumped;

- availability from water wholesalers;

- changes in the amount of water used by our customers;

- water quality and availability of appropriate treatment technology;

- legal limitations on water use such as rationing restrictions during a drought;

- changes in prevailing weather patterns and climate; and

- population growth.

We purchase our water supply from various governmental agencies and others, and, in many areas, purchased water is the only available source of water. Water supply availability may be affected by weather conditions, funding and other political and environmental considerations. In addition, our ability to use surface water is subject to regulations regarding water quality and volume limitations. If new regulations are imposed or existing regulations are changed or given new interpretations, the availability of surface water may be materially reduced. A reduction in surface water could result in the need to procure more costly water from other sources, thereby increasing our water production costs and adversely affecting our operating results if not recovered in rates on a timely basis.

We have entered into long-term water supply agreements, which commit us to making certain minimum payments whether or not we purchase any water. Therefore, if demand were insufficient to use our required purchases we would have to pay for water we did not receive.

From time to time, we enter into water supply agreements with third parties and our business is dependent upon such agreements in order to meet regional demand. For example, we have entered into a water supply contract with the SFPUC that expires on June 30, 2034. We can give no assurance that the SFPUC, or any of the other parties from whom we purchase water, will renew our contracts upon expiration, or that we will not be subject to significant price increases under any such renewed contracts.

The parties from whom we purchase water maintain significant infrastructure and systems to deliver water to us. Maintenance of these facilities is beyond our control. If these facilities are not adequately maintained or if these parties otherwise default on their obligations to supply water to us, we may not have adequate water supplies to meet our customers' needs.

If we are unable to access adequate water supplies, we may be unable to satisfy all customer demand, which could result in rationing. Rationing may have an adverse effect on cash flow from operations. We can make no guarantee that we will always have access to an adequate supply of water that will meet all required quality standards. Water shortages may affect us in a variety of ways. For example, shortages could:

- adversely affect our supply mix by causing us to rely on more expensive purchased water;

- adversely affect operating costs;

- increase the risk of contamination to our systems due to our inability to maintain sufficient pressure; and

- increase capital expenditures for building pipelines to connect to alternative sources of supply, new wells to replace those that are no longer in service or are otherwise inadequate to meet the needs of our customers and reservoirs and other facilities to conserve or reclaim water.

We may or may not be able to recover increased operating and construction costs on a timely basis, or at all, for our regulated systems through the ratemaking process. We can give no assurance, as to whether we may be able to recover certain of these costs from third parties that may be responsible, or potentially responsible, for any groundwater contamination.

Our water supplies and other aspects of our operations may be affected by climate change.

There is strong scientific consensus that human activity including carbon and methane emissions is impacting many planetary systems such as the heat-trapping capacity of the atmosphere; ocean temperature, circulation, acidity, and volume; weather patterns including the severity and frequency of severe weather events; ambient temperatures; and planetary ice cover. Because scientific investigations have been focused globally, there is tremendous uncertainty over the timing, extent, and types of impacts global climate change may have on our service areas and in our water supplies. Moreover, studies of tree ring data show long periods of drought conditions have occurred prior to significant human impacts in California and prior to our operation. Finally, in the last fifty years, California has experienced at least three severe multi-year droughts. We can give no assurance that any of our plans for water reliability and water shortages, including incorporating projected and potential climate change risks into our water supply planning activities, will be adequate or capable of effectively addressing any droughts or longer periods of drought conditions or other conditions affecting water quality and availability. Immediate physical risks could affect our operations and intensify over time as climate change worsens. More frequent flooding, wildfires, sea level rise, rising or falling groundwater levels, and uneven ground level sinking could damage our assets, including pressurized mains and other pipelines, wells, treatment facilities, and other infrastructure. Wildfires and changes in rainfall may also affect water quality, and both higher temperatures and wildfires can pose risks to employee safety. Farther into the mid-century and late-century horizon, temperature increases may cause declines in snowpack storage, and droughts could decrease surface water supply availability and groundwater recharge while causing increased outdoor demands, which, in each case, could adversely impact our ability to source adequate water supply to meet the needs of our customers.

Additional climate-related risks may influence our approach as we support the transition to a low-carbon economy. Transition risks include changes in the market and consumer demands, such as differences in generational behaviors, shifts in population locations due to different weather patterns, and variations in water needs and customer groups. Regulatory risks, such as emission trading systems and carbon taxes, may also financially affect our business. Additionally, federal and state regulations present requirements for managing water supplies and limiting impacts on local wildlife, while regional plans and legislation may directly affect how we address water issues.

We also periodically review the climate change plans of our wholesalers to determine whether alternative supplies may be necessary in the future. However, we can give no assurance that replacement water supplies will be available at a reasonable cost or a cost acceptable to our customers and Commissions.

Natural disasters, wildfires, climate change, economic conditions, and other factors may change the population in our service areas.

In the event that some outside factor such as a wildfire, flood, landslide, changed climate pattern, actual or threatened public health emergency, or change in the local economy reduces or eliminates our customer base in a service area, or negatively affects the ability of a customer to pay, we could face unrecoverable costs. In those circumstances, the remaining customers might not be able to pay for the operating costs or capital costs of the water system. We may not be able to recover capital costs of property that is no longer used or useful in utility service. For example, in 2024, the California Governor proclaimed the Rancho Palos Verdes landslide a state of emergency following an increase in ground movement due to significant rainfall over the past two years, and the Federal Emergency Management Agency and the California Governor's Office of Emergency Services instituted a voluntary property buyout program for impacted homeowners. We may also encounter an increase in bad debt expense in times of economic difficulty. For example, we experienced an increase in bad debt expense in 2022, which we believe was due to the economic impact of the COVID-19 pandemic. Although we would likely seek permission to recover any such future costs through rate increases on remaining customers or in statewide rates, we can give no assurance that the Commissions would approve rate increases to enable us to recover these costs.

Wastewater operations entail significant risks.

Wastewater collection and treatment involve many risks associated with damage to the environment, and we anticipate that wastewater collection and treatment will become an increasing significant part of our business. If collection or treatment systems fail or do not operate properly, untreated or partially treated wastewater could discharge onto property or into nearby streams and rivers, causing damage or injury to property, aquatic life, or human life. Our results of operations and financial condition could be materially and adversely affected by liabilities resulting from such damage.

Demand for our water is subject to various factors and is affected by seasonal fluctuations.

Demand for our water during the warmer, dry months is generally greater than during cooler or rainy months due primarily to additional requirements for water in connection with irrigation systems, swimming pools, cooling systems, and other outside water use. Throughout the year, and particularly during typically warmer months, demand will vary with temperature and rainfall levels. If temperatures during the typically warmer months are cooler than normal, or if there is more rainfall than normal, the demand for our water may decrease.

In addition, governmental restrictions on water usage during drought conditions may result in a decreased demand for our water, even if our water reserves are sufficient to serve our customers during these drought conditions. The Commissions may not allow surcharges to collect lost revenues caused by customers' conservation during a drought. Regardless of whether we may surcharge our customers during a conservation period, they may use less water even after a drought has passed because of conservation patterns developed during the drought. Furthermore, our customers may wish to use recycled water as a substitute for potable water. If rights are granted to others to serve our customers recycled water, there will likely be a decrease in demand for our water.

Finally, changes in prevailing weather patterns due to climate change may affect customer demand. If increased ambient temperatures affect our service areas, water used for irrigation and cooling may increase. If rainfall patterns change, our customers may change their patterns of water use including the amount of outdoor irrigation and the type of landscape they install. Government agencies may also mandate changes to customer irrigation or landscape patterns in response to changes in weather and climate.

Changes in water supply costs affect our operations.

The cost to obtain water for delivery to our customers varies depending on the sources of supply, wholesale suppliers' prices, the quality of water required to be treated and the quantity of water produced to fulfill customer water demand. Our source of supply varies among our operating districts. Certain districts obtain all of their supply from wells; some districts purchase all of their supply from wholesale suppliers; and other districts obtain their supply from a combination of wells and wholesale suppliers. A small portion of supply comes from surface sources and is processed through Company-owned water treatment plants. On average, slightly more than half of the water we deliver to our customers is pumped from wells or received from a surface supply with the remainder purchased from wholesale suppliers. Water purchased from suppliers usually costs us more than surface supplied or well pumped water. The cost of purchased water for delivery to customers represented 29.7% and 31.2% of our total operating costs in 2024 and 2023, respectively. Water purchased from suppliers will require renewal of our contracts upon expiration and may result in significant price increases under any such renewed contracts.

Wholesale water suppliers may increase their prices for water delivered to us based on factors that affect their operating costs. Purchased water rate increases are beyond our control. In California, our ability to recover increases in the cost of purchased water changed with the adoption of the ICBA, which was approved as part of the 2021 GRC. With this change, actual per-unit purchased water costs are compared to authorized per-unit purchased water costs, with variances added to or netted against the variances in purchased power and pump taxes being recorded as a cost recovery. The balance in the ICBA is collected/refunded in the future by billing the ICBA accounts receivable/payable balances over future periods, which may have a short-term negative impact on cash flow.

Dependency upon adequate supply of electricity, certain chemicals, and third-party suppliers of parts and skilled labor could adversely affect our results of operations.

Purchased electrical power is required to operate the wells and pumps needed to supply water to our customers. Although there are back-up power generators to operate a number of wells and pumps in emergencies, an extended interruption in power could affect the ability to supply water. In the past, California has been subject to rolling power blackouts due to insufficient power supplies. There is no assurance we will not be subject to power blackouts in the future. Additionally, we require sufficient amounts of certain chemicals in order to treat the water we supply. There are multiple sources for these chemicals but an extended interruption of supply could adversely affect our ability to adequately treat our water.

Purchased power is a significant operating expense. During 2024 and 2023, purchased power expense represented 5.9% and 6.4%, respectively, of our total operating costs. These costs are beyond our control and can change unpredictably and substantially. As with purchased water, purchased power costs are included in the ICBA. Cash flows between rate filings may be adversely affected until the Commission authorizes a rate change. Cost of chemicals used in the delivery of water is not an element of the ICBA, and therefore, variances in quantity or cost could affect the results of operations.

We rely on outside contractors to supply us with materials and parts critical to the operation of our systems. Should parts and material become unavailable, or should the cost of necessary supplies rise substantially, it could adversely affect our ability to operate or have financial effects that are not recoverable through a regulatory process.

We also rely on outside contractors to complete large construction projects and provide emergency maintenance services. In the event these contractors are unavailable or cannot meet the demands imposed on them, we may face significantly lengthy interruptions of service or delays in constructing capital projects. We may face additional costs to acquire more resources to complete these activities.

Our business requires significant capital expenditures to replace or improve aging infrastructure that are dependent on our ability to secure appropriate funding. If we are unable to obtain sufficient capital or if the rates at which we borrow increase, there would be a negative impact on our results of operations.

The water utility business is capital-intensive. We invest significant funds to replace or improve aging infrastructure such as property, plant, and equipment. In addition, water shortages may adversely affect us by causing us to rely on more purchased water. This could cause increases in capital expenditures needed to build pipelines to secure alternative water sources. In addition, we require capital to grow our business through acquisitions. We fund our capital requirements from cash received from operations, from funds received from developers, by raising equity through common stock issuances or by issuing debt obligations. We cannot give any assurance that these sources will continue to be adequate or that the cost of funds will remain at levels permitting us to earn a reasonable rate of return. In the event we are unable to obtain sufficient capital, our expansion efforts could be curtailed, which may affect our growth and may affect our future results of operations.

Our ability to access the capital markets is affected by the ratings of certain of our debt securities. Standard & Poor's Rating Agency issues a rating on Cal Water's ability to repay certain debt obligations. The credit rating agency could downgrade our credit rating based on reviews of our financial performance and projections or upon the occurrence of other events that could affect our business outlook. Lower ratings by the agency could restrict our ability to access equity and debt capital. We can give no assurance that the rating agency will maintain ratings that allow us to borrow under advantageous conditions and at reasonable interest rates. A future downgrade by the agency could also increase our cost of capital by causing potential investors to require a higher interest rate due to a perceived risk related to our ability to repay outstanding debt obligations.

While the majority of our debt is long term at fixed rates, we do have interest rate exposure in our short-term borrowings, which have variable interest rates. We are also subject to interest rate risks on new financings. However, if interest rates were to increase on a long-term basis, our management believes that customer rates would increase accordingly, subject to approval by the appropriate Commission. We can give no assurance that the Commission would approve such an increase in customer rates.

We are obligated to comply with specified debt covenants under certain of our loan and debt agreements. Failure to maintain compliance with these covenants could limit future borrowing, and we could face increased borrowing costs, litigation, acceleration of maturity schedules, and cross default issues. Such actions by our creditors could have a material adverse effect on our financial condition and results of operations.

Our inability to access the capital or financial markets could affect our ability to meet our liquidity needs at reasonable cost and our ability to meet long-term commitments. Changes in economic conditions in our markets could affect our customers' ability to pay for water services. Any of these could adversely affect our results of operations, cash flows, and financial condition.

We rely on our current credit facilities to fund short-term liquidity needs if internal funds are not available from operations. Specifically, given the seasonal fluctuations in demand for our water we commonly draw on our credit facilities to meet our cash requirements at times in the year when demand is relatively low. We also may occasionally use letters of credit issued under our revolving credit facilities. Disruptions in the capital and credit markets could adversely affect our ability to draw on our credit facilities. Our access to funds under our credit facilities is dependent on the ability of our banks to meet their funding commitments.

Many of our customers and suppliers also have exposure to risks that could affect their ability to meet payment and supply commitments. We operate in geographic areas that may be particularly susceptible to declines in the price of real property, which could result in significant declines in demand for our products and services. In the event that any of our significant customers or suppliers, or a significant number of smaller customers and suppliers, are adversely affected by these risks, we may face disruptions in supply, significant reductions in demand for our products and services, inability of customers to pay invoices when due, and other adverse effects that could negatively affect our financial condition, results of operations and/or cash flows.

Our operations and certain contracts for water distribution and treatment depend on the financial capability of state and local governments, and other municipal entities such as water districts. Major disruptions in the financial strength or operations of such entities, such as liquidity limitations, bankruptcy or insolvency, could have an adverse effect on our ability to conduct our business and/or enforce our rights under contracts to which such entities are a party.

We are a holding company that depends on cash flow from our subsidiaries to meet our obligations and to pay dividends on our common stock.

As a holding company, we conduct substantially all of our operations through our subsidiaries and our only significant assets are investments in those subsidiaries. In 2024, 92.3% of our total consolidated operating revenue was derived from the operations of Cal Water. As a result, we are dependent on cash flow from our subsidiaries, and Cal Water in particular, to meet our obligations and to pay dividends on our common stock.

Our subsidiaries are separate and distinct legal entities and generally have no obligation to pay any amounts due on our Company's debt or to provide our Company with funds for dividends. Although there are no contractual or regulatory restrictions on the ability of our subsidiaries to transfer funds to us, the reasonableness of our capital structure is one of the factors considered by state and local regulatory agencies in their ratemaking determinations. Therefore, transfer of funds from our subsidiaries to us for the payment of our obligations or dividends may have an adverse effect on ratemaking determinations. Furthermore, our right to receive cash or other assets upon the liquidation or reorganization of a subsidiary is generally subject to the prior claims of creditors of that subsidiary. If we are unable to obtain funds from our subsidiaries in a timely manner, we may be unable to meet our obligations or pay dividends.

We can make dividend payments only from our surplus (the excess, if any, of our net assets over total paid-in capital) or if there is no surplus, the net profits for the current fiscal year or the fiscal year before which the dividend is declared. In addition, we can pay cash dividends only if after paying those dividends we would be able to pay our liabilities as they become due. Owners of our capital stock cannot force us to pay dividends and dividends will only be paid if and when declared by our board of directors (Board). Our Board can elect at any time, and for an indefinite duration, not to declare dividends on our capital stock.

An important element of our growth strategy is the acquisition of water and wastewater systems. Risks associated with potential acquisitions, divestitures or restructurings may adversely affect us.

We seek to acquire or invest in other companies, technologies, services, or products that complement our business from time to time. The execution of our growth strategy exposes us to different risks than those associated with our utility operations. We can give no assurance that we will succeed in finding attractive acquisition candidates or investments, or that we would be able to reach mutually agreeable terms with such parties. In addition, as consolidation becomes more prevalent in the water and wastewater industries, the prices for suitable acquisition candidates may increase to unacceptable levels and limit our ability to grow through acquisitions. If we are unable to find acquisition candidates or investments, our ability to grow may be limited.

Acquisition and investment transactions may result in the issuance of our equity securities that could be dilutive if the acquisition or business opportunity does not develop in accordance with our business plan. They may also result in significant write-offs and an increase in our debt. The occurrence of any of these events could have a material adverse effect on our business, financial condition, and results of operations.

Any of these transactions could involve numerous additional risks, including one or more of the following:

- problems integrating the acquired operations, personnel, technologies, physical and cybersecurity processes, or products with our existing businesses and services;

- cybersecurity risks associated with acquired systems and infrastructure;

- liabilities inherited from the acquired companies' prior business operations;

- diversion of management time and attention from our core business to the acquired business;

- failure to retain key technical, management, and other personnel of the acquired business;

- difficulty in retaining relationships with suppliers and customers of the acquired business; and

- difficulty in obtaining required regulatory approvals and operating in new regulatory jurisdictions.

In addition, the businesses and other assets we acquire may not achieve the sales and profitability expected. The occurrence of one or more of these events may have a material adverse effect on our business. There can be no assurance that we will be successful in overcoming these or any other significant risks encountered.

We may not be able to increase or sustain our recent growth rate, and we may not be able to manage our future growth effectively.

We may be unable to continue to expand our business or manage future growth. To successfully manage our growth and handle the responsibilities of being a public company, we must effectively:

- hire, train, integrate, and manage additional qualified engineers for engineering design and construction activities, new business personnel, and financial and information technology personnel;

- retain key management, augment our management team, and retain qualified and certified water and wastewater system operators;

- implement and improve additional and existing administrative, financial and operations systems, procedures and controls;

- expand our technological capabilities; and

- manage multiple relationships with our customers, regulators, suppliers, and other third parties.

If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, satisfy customer requirements, execute our business plan, or respond to competitive pressures.

We have a number of large-volume commercial and industrial customers and a significant decrease in consumption by one or more of these customers could have an adverse effect on our operating results and cash flows.

Our billed revenues and cash flows from operations will decrease if a significant business or industrial customer terminates or materially reduces its use of our water. Approximately $210.4 million, or 23.2%, of our 2024 water utility revenues was derived from business and industrial customers. In Hawaii, we serve a number of large resorts, which if their water usage was reduced or ceased could have a material impact to our Hawaii operation. The delay between such date and the effective date of the rate relief may be significant and could adversely affect our operating results and cash flows.

Our operating cost and costs of providing services may rise faster than our revenues.

Our ability to increase rates over time is dependent upon approval of such rate increases by the Commissions, or in the case of the City of Hawthorne and the City of Commerce, the City Council, which may be inclined, for political or other reasons, to limit rate increases. However, our costs, which are subject to inflationary market conditions and other factors, may increase significantly. The second largest component of our operating costs after water production is made up of salaries and wages. These costs are affected by the local supply and demand for qualified labor. Other large components of our costs are general insurance, workers compensation insurance, employee benefits, and health insurance costs. These costs may increase disproportionately to rate increases authorized by the Commissions and may have a material adverse effect on our future results of operations.

Demand for our stock may fluctuate due to circumstances beyond our control.

We believe that stockholders invest in public utility stocks, in part, because they seek reliable dividend payments. If there is an over-supply of stock of public utilities in the market relative to demand by such investors, the trading price of our securities could decrease. Additionally, if interest rates rise above the dividend yield offered by our equity securities, demand for our stock, and consequently its market price, may decrease. Additional factors that could cause fluctuations in the trading price of our stock include regulatory developments, such as the delay in the CPUC's final decision regarding the 2021 GRC, general economic conditions and trends, including inflationary pressures, general economic slowdown or a recession, changes in monetary policy, adverse capital markets activity or macroeconomic conditions as a result of geopolitical conflicts, and the prospect of a shutdown of the U.S. federal government; price and volume fluctuations in the overall stock market; actual or anticipated changes or fluctuations in our results of operations; actual or anticipated changes in the expectations of investors or securities analysts; actual or anticipated developments in other utilities' businesses or the competitive landscape generally; litigation involving us or our industry; major catastrophic events, or sales of large blocks of our stock. A decline in demand for our stock may have a negative impact on our ability to finance capital projects.

Adverse investment returns and other factors may increase our pension liability and pension funding requirements.

A substantial number of our employees are covered by a defined benefit pension plan. At present, the pension plan is over funded because the aggregate fair value of our plan assets exceeds the projected pension benefit obligation, but the funded status of the plan can be affected by investment returns on plan assets, discount rates, mortality rates of plan participants, pension reform legislation, and a number of other factors. There can be no assurance that the value of our pension plan assets will continue to be sufficient to cover future liabilities. Although we contributed to our pension plan in recent years, it is possible that we could incur a pension liability adjustment, or could be required to make additional cash contributions to our pension plan, which would reduce the cash available for business and other needs. Under applicable law, we are required to make cash contributions to the extent necessary to comply with minimum funding levels imposed by regulatory requirements. The amount of such required cash contribution is based on an actuarial valuation of the plan.

Form 10-K

Labor relations matters could adversely affect our operating results.

At December 31, 2024, 771 of our 1,278 total employees were union employees. Most of our unionized employees are represented by the UWUA, AFL-CIO, except certain engineering and laboratory employees who are represented by the IFPTE, AFL-CIO.

We believe our labor relations are good, but in light of rising costs for health care, pensions, and general inflation, our future contract negotiations may be difficult. Furthermore, changes in applicable law or regulations could have an adverse effect on management's negotiating position with respect to our currently unionized employees and/or employees that decide to unionize in the future. We are subject to a risk of work stoppages and other labor relations matters as we negotiate with the unions to address these issues, which could affect our results of operations and financial condition. We can give no assurance that issues with our labor forces will be resolved favorably to us in the future or that we will not experience work stoppages.

Our operations are geographically concentrated in California and this lack of diversification may negatively affect our operating results.

Although we own facilities in a number of states, 92.3% of our total consolidated operating revenue was generated by our operations located in California in 2024. As a result, we are largely subject to political, regulatory, economic, water supply, weather, labor, and energy cost risks affecting California.

We are also affected by the real property market in California. In order to grow our business, we may need to acquire additional real estate or rights to use real property owned by third parties, the cost of which tends to be higher and more volatile in California than in other states. The value of our assets in California may decline if there is a decline in the California real estate market that results in a significant decrease in real property values.

Our business and financial performance may be adversely affected by high inflation and other macroeconomic conditions.

Inflation has the potential to adversely affect our liquidity, business, financial condition, and results of operations by increasing our overall cost structure, particularly if we are unable to achieve increases in the rates we charge our customers. There is no guarantee that any future rate increase requests will be approved and granted in a timely manner and/or will be sufficient to cover costs for the impact of high inflation. The existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, shipping costs, supply shortages, increased costs of labor, and other similar effects. As a result of inflation, we have experienced, and may continue to experience, cost increases. Although we may take measures to mitigate the impact of this inflation, if these measures are not effective, our business, financial condition, results of operations, and liquidity could be materially adversely affected. Even if such measures are effective, there could be a difference between the timing of when these beneficial actions impact our results of operations and when the cost of inflation is incurred.

We may also be similarly impacted by stagnating or worsening business and economic conditions, including general economic slowdown or a recession, tariffs on U.S. imports, such as those recently implemented on steel and aluminum, higher interest rates for a prolonged period of time, instability of certain financial institutions, changes in monetary policy, adverse capital markets activity or macroeconomic conditions as a result of geopolitical conflicts, and the prospect of a shutdown of the U.S. federal government.

Municipalities, water districts, and other public agencies may condemn our property by eminent domain action.

State statutes allow municipalities, water districts and other public agencies to own and operate water systems. These agencies are empowered to condemn water systems or real property owned by privately owned public utilities in certain circumstances and in compliance with California and federal law. Additionally, whenever a public agency constructs facilities to extend its utility system into the service area of a privately owned public utility, such an act may constitute the taking of property and require reimbursement to the public utility for its loss. If a public agency were to file an eminent domain lawsuit against us, we would incur substantial legal fees, consultant and expert fees, and other costs in considering a challenge to the right to take our utility property and/or its valuation for just compensation, as well as such fees and costs in any subsequent litigation if necessary. If the public agency prevailed and acquired our utility property, we would be entitled to just compensation for our loss, but we would no longer have access to the condemned property or water system. Neither would we be entitled to any portion of revenue generated from the use of such asset going forward.

General Risk Factors

We depend significantly on the services of the members of our management team, and the departure of any of those persons could cause our operating results to suffer.

Our success depends significantly on the continued individual and collective contributions of our management team. The loss of the services of any member of our management team could have an adverse effect on our business as our management team has knowledge of our industry and customers and would be difficult to replace.

We retain certain risks not covered by our insurance policies.

We evaluate our risks and insurance coverage annually or more frequently if circumstances dictate. Our evaluation considers the costs, risks, and benefits of retaining versus insuring various risks as well as the availability of certain types of insurance coverage. Accordingly, we have determined or may determine to self-insure or to not obtain insurance in certain cases, or insurance may not be available at commercially acceptable terms or at all. Furthermore, we are also affected by increases in prices for insurance coverage; in particular, we have been, and will continue to be, affected by rising health insurance costs. Retained risks are associated with deductible limits, partial self-insurance programs, and insurance policy coverage ceilings. If we suffer an uninsured loss, we may be unable to pass all or any portion of the loss on to customers, because our rates are regulated by Commissions. Consequently, uninsured losses may negatively affect our financial condition, liquidity, and results of operations. There can be no assurance that we will not face uninsured losses pertaining to the risks we have retained.

Our enterprise risk management processes may not be effective in identifying and mitigating the risks to which we are subject, or in reducing the potential for losses in connection with such risks.

Our enterprise risk management processes are designed to minimize or mitigate the risks to which we are subject, as well as any losses stemming from such risks. Although we seek to identify, measure, monitor, report, and control our exposure to such risks, and employ a broad and diversified set of risk monitoring and mitigation techniques in the process, those techniques are inherently limited in their ability to anticipate the existence or development of risks that are currently unknown and unanticipated. The ineffectiveness of our enterprise risk management processes in mitigating the impact of known risks or the emergence of previously unknown or unanticipated risks may result in our incurring losses in the future that could adversely affect our financial condition and results of operations.

The accuracy of our judgments and estimates about financial and accounting matters will affect our operating results and financial condition.

We make certain estimates and judgments in preparing our financial statements regarding, among others:

- the useful life of intangible rights;
- the number of years to depreciate certain assets;

- amounts to set aside for uncollectible accounts receivable, inventory obsolescence, and uninsured losses;

- our legal exposure and the appropriate accrual for claims, including medical claims and workers' compensation claims;

- future costs and assumptions for pensions and other postretirement benefits;

- regulatory recovery of regulatory assets;

- possible tax uncertainties; and

- projected collections of MWRAM and ICBA receivables.

The quality and accuracy of those estimates and judgments may have an impact on our operating results and financial condition.

In addition, we must estimate accrued and unbilled revenues and costs as of the end of each accounting period. If our estimates are not accurate, we would be required to make an adjustment in a future period. Accounting rules permit us to use expense balancing accounts and memorandum accounts that include cost changes to us that are different from amounts incorporated into the rates approved by the Commissions. These accounts result in expenses and revenues being recognized in periods other than in which they occurred.

Our commitments and stakeholder expectations relating to environmental, social, and governance (ESG) considerations may expose us to liabilities, increased costs, reputational harm, and other adverse effects on our business.

We have announced, and may from time to time announce, certain initiatives, including goals, targets, and other objectives, related to ESG matters. These statements reflect our current plans and do not constitute a guarantee that they will be achieved. Our failure to accomplish or accurately track and report on these goals on a timely basis, or at all, could adversely affect our reputation, financial performance, and growth, and expose us to increased scrutiny from the investment community as well as enforcement authorities. In addition, statements about our sustainability goals, targets, and other objectives, and progress against those goals, targets, and other objectives, are or may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future. Our selection of voluntary disclosure frameworks and standards, and the interpretation or application of those frameworks and standards, have changed and may change from time to time, or differ from those of others. Methodologies for reporting this data have been and may from time to time be updated and previously reported data has been or may be adjusted, as applicable, to reflect improvement in availability and quality of third-party data, changing assumptions, changes in the nature and scope of our operations, and other changes in circumstances, which could result in significant revisions to our current goals, reported progress in achieving such goals, or ability to achieve such goals in the future.

Investor and political advocacy groups, certain institutional investors, investment funds, other market participants, stockholders, and customers have focused increasingly on ESG initiatives, including the goals, targets, and objectives that we announce, and our methodologies and timelines for pursuing them. At the same time, stakeholders and regulators have increasingly expressed or pursued opposing views, legislation, and investment expectations with respect to sustainability initiatives, including the enactment or proposal of "anti-ESG" legislation or policies. Implementing our ESG programs involves risks and uncertainties, including increased costs, required investments and often depends on third-party performance or data that is outside our control. For example, as a regulated utility, we must obtain approval from our Commissions for our cost structure and capital investments, including capital expenditures for implementing ESG programs, and any changes that may affect customer rates need to be approved within the rate case process with the Commissions. In our experience, U.S. state utilities commissions have prioritized water affordability and physical climate change risk adaptation over emissions reductions. Additionally, in many areas, purchased water, which is a contributor to our emissions inventory, is the only available water source, and a large majority of these single-source suppliers have not published emission reduction targets. We cannot guarantee that we will achieve our announced ESG targets and commitments, satisfy all stakeholder expectations, or that the benefits of implementing or achieving these goals and initiatives will not surpass their projected costs. Any failure, or perceived failure, to achieve ESG goals and initiatives, as well as to manage ESG risks, adhere to public statements, comply with federal or state ESG laws and regulations or meet evolving and varied stakeholder expectations and standards could result in legal and regulatory proceedings against us and materially adversely affect our business, reputation, results of operations, financial condition, and stock price. Even if we achieve our goals, targets, and objectives, we may not realize all of the benefits that we expected at the time they were established.

Our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired by a material weakness in our internal control over financial reporting, which could result in loss of investor confidence in the accuracy and completeness of our financial reports and materially adversely affect our results of operations and stock price.

The accuracy of our financial reporting is dependent on the effectiveness of our internal controls. We are required to provide a report from management to our stockholders on our internal control over financial reporting that includes an assessment of the effectiveness of these controls, and management has in the past concluded that our internal control over financial reporting was not effective, which was remediated.

Internal control over financial reporting has inherent limitations, including human error, the possibility that controls could be circumvented or become inadequate because of changed conditions, and fraud. Because of these inherent limitations, internal control over financial reporting might not prevent or detect all misstatements or fraud. If we are unable to maintain effective internal control over financial reporting or disclosure controls and procedures, we could suffer harm to our reputation, incur incremental compliance costs, fail to meet our public reporting requirements on a timely basis, be unable to properly report on our business and our results of operations, or be required to restate our financial statements, which could result in loss of investor confidence in the accuracy and completeness of our financial reports, subject us to litigation or investigations requiring management resources and payment of legal and other expenses, and our results of operations and our stock price could be materially adversely affected.

Item 1B.   ***Unresolved Staff Comments.***

None.

Item 1C.   ***Cybersecurity.***

Governance

The Board and Audit Committee are responsible for overseeing IT and OT risks from cybersecurity threats. The Board recognizes the importance of maintaining the trust and confidence of our customers, employees, regulators, and stockholders and the need to protect information stored on our and our vendors' systems, including personal and proprietary data.

Our Senior Vice President of Corporate Services & Chief Risk Officer (SVP & CRO), who reports directly to our Chairman, President & CEO leads a team that is responsible for managing our enterprise-wide information security strategy, policy, standards, architecture, and processes, including the prevention, detection, mitigation, and remediation of cybersecurity incidents. The team is also responsible for overseeing any third-party firms used as part of our information security strategy. Our SVP & CRO holds a Master's Degree in Business Administration and a Bachelor's Degree in Management Information Systems, has over 25 years of information and operational technology experience, is a certified Project Management Professional, and is a Certified Information Security Manager from the Information Systems Audit and Control Association. He served for one year as the President of the Bay Area InfraGard chapter and four years on its Board. InfraGard is a collaboration between the Federal Bureau of Investigation (FBI) and members of the private sector that promotes the protection of U.S. critical infrastructure and enables the exchange of important information. Our

Director of IT Security and Chief Information Security Officer (CISO), who reports to the SVP & CRO, has over 25 years of information technology and 15 years of cybersecurity experience and holds a Certified Information Systems Security Professional certification from the International Information System Security Certification Consortium.

The Board and Audit Committee receive regular but no less than quarterly reports from management, and on an ad hoc basis, on information and operational technology risks, including cybersecurity and data security risks, as well as on the status of projects to strengthen our information security systems, assessments of our security program, and the emerging threat landscape.

The SVP & CRO receives reports on cybersecurity threats from the CISO who regularly reviews threat intelligence from various sources including the FBI and Department of Homeland Security (DHS). The SVP & CRO, in conjunction with management, also regularly reviews risk management measures implemented by us to identify and mitigate data security and cybersecurity risks. The significance of these threats is assessed by the SVP & CRO and his team and reported, as appropriate depending on the significance, to the Audit Committee.

Risk Management and Strategy

Our cybersecurity risk management approach is informed in part by multiple standards and regulations for cybersecurity and data privacy, including the following:

- National Institute of Standards and Technology (NIST) Cybersecurity Framework
- NIST 800-171 and Cybersecurity Maturity Model Certification (NIST 800-171 CMMC)
- Payment Card Industry Data Security Standard
- California Privacy Rights Act
- Health Insurance Portability and Accountability Act
- Defense Federal Acquisition Regulations Supplement (DFARS)

We regularly assess our adherence to these standards and maintain programs designed to support our compliance with these requirements. External firms audit our compliance with NIST 800-171 CMMC and DFARS every three years. In addition, our cybersecurity processes have been integrated into our overall enterprise risk management system and specific cybersecurity-focused disclosure controls and procedures have been developed. Management continues to support a variety of practices that are intended to align with recognized frameworks and reflect our approach to assess, identify, and manage material risks from cybersecurity threats:

- Incident response: We have adopted a Cybersecurity Incident Response Plan (IRP) that applies in the event of a cybersecurity threat or incident to provide a standardized framework for investigating, containing, documenting, and mitigating incidents, including reporting findings and keeping senior management and other key stakeholders informed and involved as appropriate. The IRP applies to all Company personnel and third-party contractors, vendors, and partners that perform functions or services that require access to secure information, and to all devices and network services that are owned or managed by the Company.

- Regular testing: We engage a third-party cybersecurity firm to conduct an annual network penetration test on our corporate and supervisory control and data acquisition networks. The annual penetration test enables us to assess our existing security controls to identify weaknesses and eliminate vulnerabilities to defend against cybersecurity threats proactively. Our IT team also conducts rehearsals of our IRP to test and enhance our ability to respond to cybersecurity incidents.

- Monitoring for risks: We engage a third-party cybersecurity firm to manage our Security Operations Center (SOC), which is responsible for monitoring our network traffic 24/7. Our SOC helps to identify and respond to cybersecurity issues in real time by assessing the level of threats and making recommendations on appropriate actions.

- Security controls: We incorporate physical- and software-based preventive, detective, and corrective security controls to prevent or detect unauthorized activities and proactively alert us should an unauthorized activity occur within the organization. Early detection can enable the security team to quickly contain and eradicate the unauthorized activity to reduce the time exposure window and the impact of the incident. Our Security Incident Event Management tool monitors security logs, includes detective controls, and helps to identify irregular activities.

- Detection and preventative technology: We have implemented multiple technologies designed to help protect our systems from cybersecurity threats, including an intrusion prevention system, next-generation antivirus program, end point protection system, and a data loss prevention security tool.

- Regular improvements: We regularly work to enhance our systems and integrate new information and technology to upgrade our systems. We review and approve software and hardware acquisitions to enhance our ability to detect and manage cybersecurity threats. We also engage the FBI, DHS, and fusion centers for incident response support and collaborate to share critical information.

Management also shares knowledge to protect our infrastructure and learn from recent developments. In addition to InfraGard, our SVP & CRO is a member of The Northern California Regional Intelligence Center, which is part of the California State Threat Assessment System supporting public safety as an intelligence and information sharing nexus in Northern California. Our CISO also actively participates on the Safety and Security Committee of the National Association of Water Companies to collaborate with members of our industry and learn best practices.

Our employees represent the foundation of cybersecurity protection and are a key line of defense, and we seek to strengthen their ability to target risks by proactively training active employees and contractors each year. We update our online security awareness training annually to review key policies and practices for security. To engage our workforce and inform employees of applicable security topics, we provide a monthly internal cybersecurity newsletter. Our monthly campaign on mock phishing emails is designed to serve as a reminder to employees to refrain from clicking on fraudulent emails disguised as safe content. We also assign enhanced cybersecurity training to employees who have access to potentially sensitive government information.

Since the beginning of the last fiscal year, we have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, but we face certain ongoing cybersecurity risks threats that, if realized, are reasonably likely to materially affect us. Additional information on cybersecurity risks we face is discussed in Part I, Item 1A, "Risk Factors," under the heading "We rely on our information technology (IT), operational technology (OT), and a number of complex business systems to assist with the management of our business and customer and supplier relationships, and a disruption of these systems, including from cyber-attacks, could adversely affect our business."

Item 2. *Properties.*

Our physical properties consist of offices and water and wastewater facilities to accomplish the production, storage, treatment, and distribution of water and the collection, treatment, and discharge of wastewater. These properties are located in or near the geographic service areas listed above in Item 1, "Business—Geographical Service Areas and Number of Customer Connections at Year-end." Our headquarters, which houses accounting, engineering, information systems, human resources, legal, purchasing, regulatory, water quality, and executive staff, is located in San Jose, California.

The real properties owned are held in fee simple title. Properties owned by Cal Water are subject to the lien of an Indenture of Mortgage and Deed of Trust dated October 22, 2024, May 11, 2021, June 11, 2019, November 22, 2010, and April 17, 2009 (the California Indenture), securing Cal Water's First Mortgage Bonds, of which $1,175.0 million was outstanding at December 31, 2024. The California Indenture contains certain restrictions common to such types of instruments regarding the disposition of property and includes various covenants and restrictions. At December 31, 2024, our California utility was in compliance with the covenants of the California Indenture.

Cal Water owns 587 wells and operates ten leased wells. There are 417 owned storage tanks with a capacity of 291 million gallons, one leased storage tank with a capacity of 0.25 million gallons, 29 managed storage tanks with a capacity of 32 million gallons, and three surface water reservoirs with a capacity of 241 million gallons. Cal Water owns and operates six surface water treatment plants with a combined capacity of 46 million gallons per day. There are 6,775 miles of supply and distribution mains in the various owned and managed systems.

In the leased City of Hawthorne and City of Commerce systems or in systems that are operated under contract for municipalities or private companies, title to the various properties is held exclusively by the municipality or private company.

Hawaii Water owns 29 wells and manages three potable and five irrigation wells. There are 38 storage tanks with a storage capacity of 35.8 million gallons. There are 246 miles of supply and distribution mains. Hawaii Water operates seven wastewater treatment facilities with a combined capacity to process approximately 4.8 million gallons per day. There are 89.7 miles of sewer collection mains including force mains.

Washington Water owns 468 wells and manages 5 wells. There are 194 owned storage tanks with a storage capacity of 20.3 million gallons. There are 773 miles of supply and distribution mains. Washington Water operates one wastewater treatment plant with 1.3 miles of sewer collection mains.

New Mexico Water owns 28 wells. There are 29 storage tanks with a storage capacity of 11.0 million gallons. There are 210 miles of supply and distribution mains. New Mexico operates two wastewater treatment facilities with a combined capacity to process 0.62 million gallons per day. There are eight lift stations and 35 miles of sewer collection mains.

Texas Water, through its majority ownership of BVRT, owns and operates 7 wastewater treatment plants. The plants have a treatment capacity of 915,000 gallons per day.

Item 3.   *Legal Proceedings.*

Information with respect to this item may be found under the subheading "Contingencies and Commitments" in Note 15 of the Notes to Consolidated Financial Statements in Item 8, which is incorporated herein by reference.

Item 4.   *Mine Safety Disclosures.*

Not applicable.

**PART II**

Item 5. ***Market for Registrant's Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.***

Our common stock is traded on the New York Stock Exchange under the symbol "CWT." At December 31, 2024, there were 59,484,145 common shares outstanding. There were 1,680 common stockholders of record as of February 10, 2025.

During 2024, we paid a cash dividend of $1.12 per common share, or $0.28 per quarter. During 2023, we paid a cash dividend of $1.04 per common share, or $0.26 per quarter. On January 29, 2025, the Board declared a quarterly cash dividend of $0.30 per common share and a one-time special dividend in the amount of $0.04 per common share. Both the quarterly dividend and the special one-time dividend will be payable on February 21, 2025, to stockholders of record on February 10, 2025. This represents an indicated annual cash dividend of $1.24, and would be our 58th consecutive year of increasing the annual dividend and marks the 320th consecutive quarterly dividend.

We presently intend to pay quarterly cash dividends in the future consistent with past practices, subject to our earnings and financial condition, restrictions set forth in our debt instruments, regulatory requirements and such other factors as our Board may deem relevant.

Five-Year Performance Graph

The following performance graph compares the changes in the cumulative shareholder return on California Water Service Group's common stock with the cumulative total return on the Robert W. Baird Water Utility Index (which is comprised of Artisan Resources Corporation, American Water Works Company, Inc, American States Water Company, Essential Utilities, SJW Group, and York Water) and the Standard & Poor's 500 Index during the last five years ended December 31, 2024. The comparison assumes $100 was invested on December 31, 2019, in California Water Service Group's common stock and in each of the forgoing indices and assumes reinvestment of dividends.

Performance Graph Data



The following descriptive data is supplied in accordance with Rule 304(d) of Regulations S-T:

	2019	2020	2021	2022	2023	2024
California Water Service Group ..	100	105	139	118	101	88
S&P 500	100	118	152	125	158	197
RW Baird Water Utility Index	100	115	141	117	99	92

An initial $100 investment in the common stock of California Water Service Group on December 31, 2019 including reinvestment of dividends would be worth $88 at the end of the 5-year period ending December 31, 2024.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 6.   [Reserved]

Not applicable.

Item 7.   *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

The following sections include a discussion of results for fiscal 2024 compared to fiscal 2023 as well as certain 2022 results. The comparative results for fiscal 2023 with fiscal 2022 generally have not been included in this Form 10-K, but may be found in "Part II—Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of the Company's Annual Report on Form 10-K for the year ended December 31, 2023.

<u>**Overview**</u>

<u>Net Income Attributable to California Water Service Group</u>

In 2024 and 2023, net income attributable to California Water Service Group was $190.8 million and $51.9 million, respectively. Earnings per diluted common share increased $2.34 from $0.91 to $3.25 or 257.1% in 2024.

The $138.9 million increase in net income was primarily due to an increase in operating revenue of $242.2 million primarily as a result of the cumulative adjustment for the impacts of the 2021 GRC, retroactive to January 1, 2023, and higher rates and increased consumption. The revenue increase was partially offset by an increase in total operating expenses of $94.3 million. The total operating expense increase was primarily due to an increase in water production costs, which include purchased water, purchased power, and pump tax expenses, of $22.1 million, increases in other operations expenses of $6.0 million, an increase in income tax expense of $51.1 million, an increase in depreciation and amortization expenses of $10.7 million, and an increase in property and other taxes of $4.3 million. Additionally, net other income decreased by $1.5 million and net interest expense increased by $7.7 million.

The net income benefit of the 2021 GRC from 2023 interim rate relief was approximately $64.0 million included in 2024 results.

<u>California Extended Water and Wastewater Arrearages Payment Program</u>

The California Water and Wastewater Arrearages Payment Program was created by the California Legislature to be administered by the Water Board in order to provide relief to community water and wastewater systems for unpaid bills (arrearages) related to the COVID-19 pandemic.

In 2023, the California Extended Water and Wastewater Arrearages Payment Program (Extended Program) was established and extended the relief period to include arrearages accrued from June 16, 2021 to December 31, 2022. In response to the Extended Program, Cal Water submitted an application for $82.0 million in eligible customer arrearages and $1.0 million in program administrative costs, which was approved by the Water Board. Cal Water received the funds in April of 2024 and applied $57.5 million of the funds to eligible past due customer balances during the second quarter of 2024. The remaining balance was returned to the Water Board in the third quarter of 2024 in accordance with the program terms.

Critical Accounting Policies and Estimates

We maintain our accounting records in accordance with accounting principles generally accepted in the United States of America and as directed by the Commissions to which our operations are subject. The process of preparing financial statements requires the use of estimates on the part of management. The estimates used by management are based on historic experience and an understanding of current facts and circumstances. A summary of our significant accounting policies is listed in Note 2 of the Notes to Consolidated Financial Statements. The following sections describe those policies where the level of subjectivity, judgment, and variability of estimates could have a material impact on the financial condition, operating performance, and cash flows of the business.

Regulated Utility Accounting

Because our primary business is operating a regulated business, we are subject to the accounting rules and standards for regulated utilities. The Commissions in the states in which we operate establish rates that are designed to permit the recovery of the cost of service and a return on investment. We capitalize and record regulatory assets for costs that would otherwise be charged to expense if it is probable that the incurred costs will be recovered in future rates. Regulatory assets are amortized over the future periods that the costs are expected to be recovered. If costs expected to be incurred in the future are currently being recovered through rates, we record those expected future costs as regulatory liabilities. In addition, we record regulatory liabilities when it is probable the Commissions will require a refund to be made to our customers over future periods.

Determining probability requires significant judgment by management and includes, but is not limited to, consideration of testimony presented in regulatory hearings, proposed regulatory decisions, final regulatory orders, and the strength or status of applications for rehearing or state court appeals.

If we determine that a portion of our assets used in utility operations is not recoverable in customer rates, we would be required to recognize the loss of the disallowed assets.

Income Taxes

We account for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. We measure deferred tax assets and liabilities at enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We recognize the effect on the deferred tax assets and liabilities of a change in tax rate in the period that includes the enactment date. We also assess the likelihood that deferred tax assets will be recovered in future taxable income and, to the extent recovery is not probable, a valuation allowance would be recorded.

We anticipate that future rate actions by the regulatory commissions will reflect revenue requirements for the tax effects of temporary differences recognized, which have previously been passed through to customers. The regulatory commissions have granted the Company permission to reflect the normalization of the tax benefits of the federal accelerated methods and available Investment Tax Credits (ITCs) for all assets placed in service after 1980. ITCs are deferred and amortized over the lives of the related properties for book purposes. The CPUC requires flow through accounting for state deferred taxes.

On June 27, 2024, California Senate Bill 167 (SB 167) was enacted into law. SB 167 provides for a three-year suspension of net operating losses under the California Corporation tax. Among other things, this new law temporarily disallows the use of state net operating losses for years beginning in 2024 through 2026.

On December 22, 2017, the U.S. government enacted expansive tax legislation commonly referred to as the TCJA. Among other provisions, the TCJA reduces the federal income tax rate from 35 percent to 21 percent beginning on January 1, 2018 and eliminated bonus depreciation for utilities. The TCJA required the Company to re-measure all existing deferred income tax assets and liabilities to reflect the reduction in the federal tax rate.

As of December 31, 2024, the TCJA tax liability was $76.5 million. We continue working with state regulators to finalize the TCJA tax liability to confirm compliance with the federal normalization rules.

Pensions, which include the supplemental executive retirement plan (SERP), and Postretirement Benefits Other Than Pensions (PBOP)

We incur costs associated with our pensions and PBOP plans. To measure the expense of these benefits, our management must estimate compensation increases, mortality rates, future health cost increases and discount rates used to value related liabilities and to determine appropriate funding. Different estimates used by our management could result in significant variances in the cost recognized for pension and PBOP plans. The estimates used are based on historical experience, current facts, future expectations, and recommendations from independent advisors and actuaries. We use an investment advisor to provide advice in managing the plans' investments. We anticipate any increases in funding for the pension, except for the SERP for Cal Water, and PBOP plans will be recovered in future rate filings, thereby mitigating the financial impact. We believe it is probable that future costs will be recovered in future rates and therefore have recorded a regulatory asset in accordance with generally accepted accounting principles. As a result of Cal Water's 2021 GRC decision that was issued in March of 2024, SERP expenses were disallowed to be recovered from our customers. At this time, we believe it is not probable that SERP costs will be recovered in rates for the three-year period in which the 2021 GRC is in effect. As a result, we have reclassified our SERP regulatory asset, net of associated deferred income taxes, for Cal Water to other comprehensive loss in accordance with generally accepted accounting principles.

Changes to pension benefits actuarial assumptions can significantly affect pension costs, regulatory assets, and liabilities. The following table reflects the sensitivity of pension amounts reported for the year ended December 31, 2024, to changes in actuarial assumptions:

	Increase/(Decrease) in Pension Benefits Actuarial Assumption	Increase/(Decrease) in 2024 Net Periodic Benefit Cost	Increase/(Decrease) in Projected Benefit Obligation as of December 31, 2024
		Dollars in thousands	
Discount rate	(0.5)%	$ 3,042	$ 54,170
Long-term rate of return on plan assets	(0.5)%	3,372	—
Rate of compensation increases	(0.5)%	(3,047)	(13,630)
Cost of living adjustment(1)	(0.2)%	(2,460)	(14,233)
Discount rate	0.5%	(5,736)	(48,220)
Long-term rate of return on plan assets	0.5%	(3,372)	—
Rate of compensation increases	0.5%	2,534	14,368
Cost of living adjustment	0.5%	4,237	37,622

_____

(1) The cost of living adjustment was assumed at 2.20% and has a floor of 2.0%.

Results of Operations

Operating Revenue

Operating revenue in 2024 was $1,036.8 million, an increase of $242.2 million, or 30.5%, over 2023. Operating revenue in 2023 was $794.6 million, a decrease of $51.8 million, or 6.1%, over 2022. The sources of change in operating revenue were:

	2024	2023
	Dollars in millions	
Net change due to rate changes, usage, and other(1)	$122.1	$ 17.9
IRMA revenue(2)	88.6	—
MWRAM revenue(3)	35.3	—
WRAM revenue	—	(74.3)
MCBA revenue	—	7.4
Other balancing account revenue	—	4.9
Deferral of revenue(4)	(3.8)	(7.7)
Net change	$242.2	$(51.8)

(1) In 2024, the net change due to rate changes, usage, and other items in the above table was primarily due to rate increases of $98.5 million and an increase in consumption and new customers of $17.5 million.

(2) Due to the delay in the resolution of the 2021 GRC, the CPUC authorized Cal Water to track in an IRMA the variances between actual customer billings and those that would have been billed assuming the 2021 GRC had been effective January 1, 2023. Such variances are recorded as regulatory balancing account revenue. The 2021 GRC was approved in March of 2024 and final rates for the 2021 GRC were implemented on May 31, 2024. Cal Water recorded IRMA revenue of $88.6 million in 2024, of which $67.6 million is attributable to 2023.

(3) MWRAM revenue is the variance between actual metered sales billed through the tiered volumetric rate and the revenue that would have been received with the same actual metered sales if a uniform rate had been in effect. In March of 2024, Cal Water received approval of the 2021 GRC which authorized the use of the MWRAM effective January 1, 2023. As a result, Cal Water recorded MWRAM revenue of $35.3 million for 2024 of which $17.4 million is attributable to 2023.

(4) Deferred revenue consists of amounts that are expected to be collected from customers beyond 24 months following the end of the accounting period in which the sales transaction has already occurred. Deferred revenue for 2024 increased due to an increase in the balancing account revenue expected to be collected beyond 24 months.

Water Production Costs

Water production costs, which consist of purchased water, purchased power, and pump taxes, comprise the largest segment of total operating expenses. Water production costs accounted for 38.3% and 40.2%, of total operating costs in 2024 and 2023, respectively. The rates charged for wholesale water supplies, electricity, and pump taxes are established by various public agencies and utilities. As such, these rates are beyond our control.

The table below provides the change in water production costs during the past 2 years:

	2024			2023		
	Amount	Change	% Change	Amount	Change	% Change
			Dollars in millions			
Purchased water	$241.2	$17.4	7.8%	$223.8	$(0.7)	(0.3)%
Purchased power	47.7	2.0	4.4%	45.7	1.1	2.5%
Pump taxes	21.8	2.8	14.7%	19.0	2.8	17.3%
Total water production costs	$310.7	$22.2	7.7%	$288.5	$ 3.2	1.1%

The principal factors affecting water production costs are the quantity, price, and source of the water. Generally, water pumped from wells costs less than water purchased from wholesale suppliers. The 2021 GRC approved an ICBA for purchased water, purchased power, and pump taxes. The ICBA mechanism is designed to recover changes in supplier prices from authorized amounts and has been recorded as part of the associated water production expense type.

The table below provides the amounts, percentage change, and source mix for the respective years:

	2024			2023		
	MG	% of Total	% change from prior year	MG	% of Total	% change from prior year
			Millions of gallons (MG)			
Source:						
Wells	54,546	51.3%	8.3%	50,363	48.6%	(4.1)%
Purchased	47,665	44.8%	(0.4)%	47,865	46.3%	(5.2)%
Surface	4,163	3.9%	(20.8)%	5,256	5.1%	33.5%
Total	106,374	100.0%	2.8%	103,484	100.0%	(3.2)%

For 2024, the $17.4 million increase in purchased water expenses is mostly due to a blended purchased water wholesaler rate increase of 8.2% partially offset by a 0.4% decrease in purchased quantities. In 2024, Cal Water recorded $8.3 million of ICBA expense, of which $6.9 million was attributable to 2023.

For 2024, the $2.8 million increase in pump taxes is primarily due to increases in pump tax rates. In 2024, Cal Water recorded a reduction to pump taxes of $0.8 million for the ICBA, of which $0.1 million was attributable to 2023.

Purchased power expenses are affected by the quantity of water pumped from wells and moved through the distribution system, rates charged by electric utility companies, and rate structures applied to usage during peak and non-peak times of the day or season. In 2024, purchased power expenses increased $2.0 million to $47.7 million mainly due to an increase in rates from our power providers. In 2024, Cal Water recorded a reduction to purchased power of $4.8 million for the ICBA, of which $0.3 million was attributable to 2023.

Changes associated with climate change regulations could increase the cost of power that in turn would result in an increase in the rates our power suppliers charge us. Any change in pricing of our purchased power in California would be recovered from our customers through the ICBA mechanism. Any change in power costs in other states would be requested to be recovered by the customers in those states. The impact of such regulations is dependent upon the enacted date, the factors that affect our suppliers' cost structure, and their ability to pass the costs to us in their approved tariffs. These items are not known at this time.

Other Operations Expenses

The components of other operations expenses include payroll, material and supplies, and contract service costs of operating the regulated water systems, including the costs associated with water transmission and distribution, pumping, water quality, meter reading, billing, operations of district offices, and water conservation programs.

For 2024, other operations expense increased $6.0 million, or 5.3%, compared to 2023. The increase was primarily due to an increase in employee wage expense of $2.3 million, water treatment costs of $1.8 million primarily related to the HOH Water Utilities system acquisition that closed in December of 2023, and software licensing fees of $1.3 million.

Depreciation and Amortization

For 2024, depreciation and amortization increased $10.7 million, or 8.8%, to $131.9 million compared to 2023 primarily due to utility plant placed in service in 2023.

Income Taxes

For 2024, income tax expense increased $51.1 million, or 336.6%, to $35.9 million compared to an income tax benefit of $15.2 million for 2023. The increase in 2024 was primarily due to an increase in pre-tax operating income in 2024 attributable to the recognition of income related to the 2021 GRC decision in 2024.

Property and Other Taxes

For 2024, property and other taxes increased $4.3 million, or 11.8%, compared to 2023. The increase was mostly due to an increase in our assessed property values for utility plant placed in service during the year.

Other Income and Expenses

For 2024, net other income and expenses decreased $1.5 million, or 6.1%, to $22.6 million compared to 2023. The decrease was due primarily to a $4.4 million decrease in other components of net periodic benefit credit and a $1.3 million decrease in the unrealized gains from certain non-qualified benefit plan investments due to market conditions, which was partially offset by a $1.4 million increase in allowance for equity funds used during construction and an increase in interest income of $1.0 million.

Net Interest Expense

For 2024, net interest expense increased $7.7 million, or 15.5%, compared to 2023. The increase was primarily due to higher average short-term borrowing rates and higher outstanding borrowings on our short-term credit facilities.

Rates and Regulation

The following is a summary of 2024 rate filings that impacted revenue requirement. A description of the "Type of Filing" can be found in the "Item 1—Rates and Regulation" section above. California decisions and resolutions may be found on the CPUC website at www.cpuc.ca.gov.

Type of Filing	Decision/Resolution	Effective Date	Increase in Annual Revenue	CA District/ Subsidiary
GRC and Offset Filings				
2024 Expense Offset	AL 2501	Jan. 2024	$5.1 million	6 Districts
Cost of Capital	AL 2502	Jan. 2024	$10.0 million	All Districts
2024 Rate Base Offset	AL 2514	May 2024	$5.8 million	All Districts
2021 GRC and 2024 Escalations*	AL 2515	May 2024	$42.5 million	All Districts

———————————

*   AL 2515 includes the revenue increase from AL 2514, AL 2502, and AL 2501.

Water Supply

Information with respect to Water Supply may be found under the subheading "Water Supply" in Part I—Item 1 above.

Liquidity and Capital Resources

Cash Flow from Operating Activities

During 2024, we generated cash flow from operations of $290.9 million, compared to $217.8 million during 2023. The increase in 2024 was due to an increase in net income primarily due to the recording of $123.9 million of operating revenue for the MWRAM and IRMA due to the resolution of the 2021 GRC. There was an associated increase to regulatory assets related to MWRAM and IRMA operating revenue. The Company has started billing for the recovery of these regulatory assets in the fourth quarter of 2024. Additionally, the increase is related to the net receipt of $57.9 million from the Extended Program, as discussed above.

The water business is seasonal. Billed revenue is lower in the cool, wet winter months when less water is typically used compared to the warm, dry summer months when water use is typically the highest. This seasonality results in the possible need for short-term borrowings under the bank lines of credit in the event cash is not sufficient to cover operating costs during the winter period. The increase in cash flow during the summer allows for a pay down of short-term borrowings. Customer water usage can be lower than normal in years when more than normal precipitation falls in our service areas or temperatures are lower than normal, especially in the summer months. The reduction in water usage reduces cash flow from operations and increases the need for short-term bank borrowings.

Cash Flow from Investing Activities

During 2024 and 2023, we used $470.8 million and $383.7 million, respectively, of cash for capital expenditures, both Company-funded and developer-funded. Cash used in investing activities fluctuates each year largely due to the availability of construction resources and our ability to obtain construction permits in a timely manner.

Cash Flow from Financing Activities

During 2024, we borrowed $505.0 million, and paid down $480.0 million on our unsecured revolving credit facilities for general corporate purposes. We also received $30.4 million of advances and contributions in aid of construction, which was reduced by refunds to developers of $9.4 million. In addition, we issued $89.0 million of Company common stock through our at-the-market equity plan and our employee stock purchase plan.

On October 22, 2024, Cal Water completed the sale and issuance of $125.0 million in First Mortgage Bonds (the Bonds) in a private placement. The Bonds, relating to Series 2, bear an interest rate of 5.22% per annum payable quarterly, and mature on October 22, 2054. The Bonds rank equally with all of Cal Water's other First Mortgage Bonds and are secured by liens on Cal Water's properties, subject to certain exceptions and permitted liens. Cal Water used the net proceeds from the sale of the Bonds to refinance existing indebtedness and for general corporate purposes. The Bonds were not registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

On March 31, 2023, the Company and Cal Water entered into the Company and Cal Water credit facilities, which provide for unsecured revolving credit facilities of up to an initial aggregate amount of $600.0 million for a term of five years. The Company and subsidiaries that it designates may borrow up to $200.0 million under the Company's revolving credit facility (the Company facility). Cal Water may borrow up to $400.0 million under the Cal Water revolving credit facility (the Cal Water facility). Additionally, the credit facilities may be increased by up to an incremental $150.0 million under the Cal Water facility and $50.0 million under the Company facility, subject in each case to certain conditions.

The net IRMA, MWRAM, WRAM and MCBA regulatory asset balances were $113.4 million and $64.2 million as of December 31, 2024 and 2023, respectively. The receivable balances were primarily financed by Cal Water using short-term financing arrangements to meet operational cash requirements. Interest on the receivable balances, which represents the interest recoverable from customers, is limited to the then-current 90-day commercial paper rates, which typically are significantly lower than Cal Water's short-term financing rates.

At the January 2025 meeting, the Board declared the quarterly dividend, increasing it for the 58th consecutive year, and a one-time special dividend in the amount of $0.04 per common share. The quarterly dividend was raised from $0.28 to $0.30 per common share. This represents an indicated annual rate of $1.24 per common share. Dividends have been paid for 79 consecutive years. The annual dividends paid per common share in 2024, 2023, and 2022 were $1.12, $1.04 and $1.00, respectively. Earnings not paid as dividends are reinvested in the business for the benefit of stockholders. The dividend payout ratio was 34.3% in 2024, 113.8% in 2023, and 56.5% in 2022 for an average of 68.2% over the 3-year period. Our long-term targeted dividend payout ratio is 60%.

Short-Term Financing

Short-term liquidity is provided by the bank lines of credit described above and by internally generated funds. As of December 31, 2024, there were borrowings of $205.0 million outstanding on our unsecured revolving lines of credit, compared to $180.0 million outstanding on our unsecured revolving lines of credit as of December 31, 2023.

Given our ability to access our lines of credit on a daily basis, cash balances are managed to levels required for daily cash needs and excess cash is invested in short-term or cash equivalent instruments. Minimal operating levels of cash are maintained for Washington Water, New Mexico Water, Hawaii Water, and Texas Water.

The Company and subsidiaries that it designates may borrow up to $200.0 million under the Company facility. Cal Water may borrow up to $400.0 million under the Cal Water facility; however, all of Cal Water's borrowings under the Cal Water facility must be repaid within 24 months as authorized by the CPUC. The proceeds from the Company and Cal Water facilities may be used for working capital purposes.

The Company and Cal Water facilities contain affirmative and negative covenants and events of default customary for credit facilities of this type including, among other things, limitations and prohibitions relating to additional indebtedness, liens, mergers, and asset sales. Also, the Company and Cal Water facilities contain financial covenants that require the Company and its subsidiaries' debt portion of the Company's consolidated total capitalization ratio not to exceed 66.7% and an interest coverage ratio of three or more to one (each as defined in the respective credit agreements). As of December 31, 2024, our consolidated total capitalization ratio was 45.8% and the interest coverage ratio was greater than seven to one. In summary, as of such date, we are in compliance with all of the covenant requirements and are eligible to use the full amount of the undrawn portion of the Company and Cal Water facilities.

Long-Term Financing

Long-term financing is accomplished using both debt and equity. Cal Water was authorized to issue $1.3 billion of new debt and equity to finance capital projects and operations by a CPUC decision dated August 2, 2024. In addition, the decision retained approximately $179.0 million of prior financing authority and determined that refinancing long-term debt did not count against the authorization. The CPUC requires that any loans from Cal Water to the Company be at arm's length. This restriction did not materially affect the Company's ability to meet its cash obligations in 2024. Management does not expect this restriction to have a material impact on the Company's ability to meet its cash obligations in 2025 and beyond.

Long-term financing, which includes First Mortgage Bonds, other debt securities, and common stock, has typically been used to replace short-term borrowings and fund capital expenditures.

Internally generated funds, after making dividend payments, provide positive cash flow, but have not been at a level to meet the needs of our capital expenditure requirements. Management expects this trend to continue given our capital expenditure plans for the next five years. Some capital expenditures are funded by payments received from developers for contributions in aid of construction or advances for construction. Funds received for contributions in aid of construction are non-refundable, whereas funds classified as advances in construction are refundable. Management believes long-term financing is available to meet our cash flow needs through issuances in both debt and equity instruments.

Additional information regarding the bank borrowings and long-term debt is presented in Notes 7 and 8 in the Notes to Consolidated Financial Statements.

Equity Issuance

On April 29, 2022, we entered into an equity distribution agreement to sell shares of our common stock having an aggregate gross sales price of up to $350.0 million from time to time depending on market conditions through an at-the-market equity program over the next three years. We intend to use the net proceeds from these sales, after deducting commissions and offering expenses, for general corporate purposes, which may include working capital, construction and acquisition expenditures, investments and repurchases, and redemptions of securities. Additional information regarding this program is presented in Note 6 of the Notes to Consolidated Financial Statements.

Summarized Financial Information for Guarantors and the Issuer of Guaranteed Securities.

On April 17, 2009, Cal Water (Issuer) issued $100.0 million aggregate principal amount of 5.5% First Mortgage Bonds due 2040, all of which are fully and unconditionally guaranteed by the Company (Guarantor). Certain subsidiaries of the Company do not guarantee the security and are referred to as Non-guarantors. The Guarantor fully, absolutely, irrevocably and unconditionally guarantees the due and punctual payment when due, whether at stated maturity, by acceleration, by notice of prepayment or otherwise, of the principal of, premium, if any, and interest on the bonds. The bonds rank equally among Cal Water's other first mortgage bonds.

The following tables present summarized financial information of the Issuer and the Guarantor. The information presented below excludes eliminations necessary to arrive at the information on a consolidated basis. In presenting the summarized financial statements, the equity method of accounting has been applied to the Guarantor interests in the Issuer. The summarized information excludes financial information of the Non-issuers, including earnings from and investments in these entities.

Summarized Statement of Operations

(in thousands)	2024		2023	
	Issuer	Guarantor	Issuer	Guarantor
Net sales	$956,447	$ —	$720,577	$ —
Gross profit	$663,270	$ —	$449,221	$ —
Income (loss) from operations	$228,066	$ (2,120)	$ 82,157	$ 590
Equity in earnings of guarantor	$ —	$174,979	$ —	$49,998
Net income	$193,485	$179,022	$ 57,168	$51,376

Summarized Balance Sheet Information

(in thousands)	As of December 31, 2024		As of December 31, 2023	
	Issuer	Guarantor	Issuer	Guarantor
Current assets	$ 239,632	$ 7,146	$ 213,469	$ 10,126
Intercompany receivable from guarantor & non-issuer subsidiaries . . .	6,031	53,969	3,664	44,882
Other assets	650,395	1,337,468	479,642	1,190,076
Long-term intercompany receivable from non-issuer subsidiaries	—	110,802	—	82,610
Net utility plant	3,816,513	—	3,487,788	—
Total assets	$4,712,571	$1,509,385	$4,184,563	$1,327,694
Current liabilities	$ 471,432	$ 42,987	$ 351,964	$ 53,069
Intercompany payable to non-issuer subsidiaries	1,001	—	—	—
Long-term debt	1,104,454	—	1,052,350	—
Other liabilities	1,799,854	3,146	1,595,852	3,068
Total Liabilities	$3,376,741	$ 46,133	$3,000,166	$ 56,137

Off-Balance Sheet Arrangements

We do not have commitments or obligations, including contingent obligations, arising from arrangements with unconsolidated entities or persons that have, or are reasonably likely to have, a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements, or capital resources even when the arrangement results in no obligation being reported in our Consolidated Balance Sheets.

Contractual Obligations

The contractual obligations presented in the table below represent our estimates of future payments under fixed contractual obligations and commitments. Changes in our business needs, cancellation provisions and changes in interest rates, as well as action by third parties and other factors, may cause these estimates to change. Therefore, our actual payments in future periods may vary from those presented in the table below.

The following table summarizes our contractual obligations as of December 31, 2024. We generally expect to satisfy these commitments with cash on hand and cash provided by operating activities. In 2025, we expect to issue First Mortgage Bonds to pay off bonds maturing during the year.

	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
Long-term debt(a)	$1,179,019	$ 70,354	$ 690	$120,615	$ 987,360
Interest payments	1,092,669	50,645	95,039	91,975	855,010
Advances for construction	202,614	9,966	18,850	17,919	155,879
Pension and postretirement benefits(b)	417,948	29,846	67,072	77,709	243,321
Finance lease obligations(c)	2,938	2,233	705	—	—
Operating lease obligations	15,406	2,485	4,299	3,132	5,490
Water supply contracts(d)	684,413	39,650	79,309	79,304	486,150
Total contractual obligations	$3,595,007	$205,179	$265,964	$390,654	$2,733,210

(a) Long-term debt payments include maturities of long-term debt and annual payments on other long-term obligations, exclusive of unamortized debt issuance costs of $4.8 million.

(b) Pension and postretirement benefits include $3.1 million of short-term pension obligations.

(c) Finance lease obligations represent total cash payments to be made in the future and includes interest expense of $0.2 million.

(d) Estimated annual contractual obligations are based on the same payment levels as 2024.

For pension and postretirement benefits other than pensions obligations, see Note 11 of the Notes to Consolidated Financial Statements.

Advances for construction represent annual contract refunds to developers for the cost of water systems paid for by the developers. The contracts are non-interest bearing, and refunds are generally on a straight-line basis over a 40-year period. System and facility leases include obligations associated with leasing water systems and rents for office space.

For finance and operating lease obligations, see Note 15 of the Notes to Consolidated Financial Statements.

Cal Water has water supply contracts with wholesale suppliers in 13 of its operating districts and for the two leased systems in Hawthorne and Commerce. For each contract, the cost of water is established by the wholesale supplier and is generally beyond our control. The amount paid annually to the wholesale suppliers is charged to purchased water expense on our Consolidated Statements of Operations. Most contracts do not require minimum annual payments and vary with the volume of water purchased. For more details related to water supply contracts, see Note 15 of the Notes to Consolidated Financial Statements.

Capital Requirements

Capital requirements consist primarily of new construction expenditures for expanding and replacing utility plant facilities and the acquisition of water systems. They also include refunds of advances for construction.

Utility plant expenditures in 2024 were $470.8 million, including Company-funded of $450.4 million and developer-funded of $20.4 million. Utility plant expenditures in 2023 were $383.7 million, including Company-funded of $366.4 million and developer-funded of $17.3 million.

A majority of capital expenditures was associated with mains and water treatment equipment.

For 2025, the Company is estimating its capital expenditures to be between $450.0 million and $550.0 million based on the 2024 GRC in California and normal capital needs in the other subsidiaries. We expect our annual capital expenditure to increase during the next five years due to increasing needs to replace and maintain infrastructure.

Management expects there will be developer-funded expenditures in 2025 and expects that these expenditures will be financed by developers through refundable advances for construction and non-refundable contributions in aid of construction. Developers are required to deposit the cost of a water construction project with us prior to our commencing construction work, or the developers may construct the facilities themselves and deed the completed facilities to us. Funds are generally received in advance of incurring costs for these projects. Advances are normally refunded over a 40-year period without interest. Future payments for advances received are listed under contractual obligations above. Because non-Company-funded construction activity is solely at the discretion of developers, we cannot predict the level of future activity. The cash flow impact is expected to be minor due to the structure of the arrangements.

Capital Structure

Total equity was $1,638.3 million at December 31, 2024, compared to $1,430.3 million at December 31, 2023. The Company sold 1,638,977 and 2,025,891 shares of its common stock in 2024 and 2023, respectively through its at-the-market equity program.

Total capitalization, including the current portion of long-term debt, was $2,815.3 million at December 31, 2024 and $2,483.8 million at December 31, 2023. In future periods, the Company intends to issue common stock and long-term debt to finance our operations. The capitalization ratios will vary depending upon the method we choose to finance our operations.

At December 31, capitalization ratios were:

	2024	2023
Equity	59.7%	57.6%
Long-term debt	40.3%	42.4%

The return (from both regulated and non-regulated operations) on average equity was 12.5% in 2024 compared to 3.8% in 2023. Cal Water does not include construction work in progress in its regulated rate base; instead, Cal Water was authorized to record allowance for funds used during construction (or AFUDC) on construction work in progress, effective January 1, 2017. Construction work in progress for Cal Water was $260.8 million at December 31, 2024 and $253.9 million at December 31, 2023.

Acquisitions

There were no significant acquisitions in 2024 or 2023.

Real Estate Program

We own real estate. From time to time, certain parcels are deemed no longer used or useful for water utility operations. Most surplus properties have a low-cost basis. We developed a program to realize the value of certain surplus properties through sale or lease of those properties. The program will be ongoing for a period of several years. There were no significant sales in 2024 and 2023. As sales are dependent on real estate market conditions, future sales, if any, may or may not be at prior year levels.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk.*

We do not participate in hedge arrangements, such as forward contracts, swap agreements, options, or other contractual agreements to mitigate the impact of market fluctuations on our assets, liabilities, production, or contractual commitments. We operate only in the United States and, therefore, are not subject to foreign currency exchange rate risks.

Interest Rate Risk

We are subject to interest rate risk, although this risk is lessened because we operate in a regulated industry. If interest rates were to increase, management believes customer rates would increase accordingly, subject to Commission approval in future GRC filings. The majority of our debt is long-term at a fixed rate. Interest rate risk does exist on short-term borrowings within our credit facilities, as these interest rates are variable. We also have interest rate risk on new financing, as higher interest cost may occur on new debt if interest rates increase.

Over the next 12 months, $70.0 million of the $1,177.0 million of existing long-term debt instruments are expected to mature. Applying a hypothetical 10 percent increase in the rate of interest charged on those borrowings would not have a material effect on our earnings.

Form 10-K

Item 8. *Financial Statements and Supplementary Data.*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of California Water Service Group

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of California Water Service Group and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Annual Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Regulatory Assets and Liabilities—Regulated Utility Accounting—Refer to Notes 2 and 4 to the financial statements

Critical Audit Matter Description

The Company provides regulated utility services under the rules and regulations of the California Public Utilities Commission (the "Commission") in California. The Commission establishes rates that are designed to permit the recovery of the cost of service and a return on investment. The Company's rates are subject to regulatory rate-setting processes including a General Rate Case proceeding. Because the Company operates almost exclusively in a regulated business, the Company is subject to the accounting standards for regulated entities.

The Company capitalizes and records regulatory assets for costs that would otherwise be charged to expense if it is probable that the incurred costs will be recovered in future rates. If costs expected to be incurred in the future are currently being recovered through rates, the Company records those expected future costs as regulatory liabilities. In addition, the Company records regulatory liabilities when it is probable the Commission will require a refund to be made to the Company's customers over future periods. Determining probability requires significant judgment by management and includes, but is not limited to, consideration of testimony presented in regulatory hearings, proposed regulatory decisions, final regulatory orders, and the strength or status of applications for rehearing or state court appeals. If the Company determines that a portion of the Company's assets used in utility operations is not recoverable in customer rates, the Company would be required to recognize the loss of the disallowed assets.

We identified regulated utility accounting as a critical audit matter due to the significant judgments made by management in (1) determining the probability that incurred costs will be recovered in future rates and (2) determining the probability the Commission will require a refund to be made to the Company's customers over future periods. Given that management considers regulatory hearings, proposed decisions, and final orders in making significant regulatory utility accounting judgments, auditing these judgments required specialized knowledge of regulatory utility accounting.

Form 10-K

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the significant regulatory utility accounting judgments in determining the probability that incurred cost will be recovered in future rates and in determining the probability the Commission will require a refund to be made to the Company's customers over future periods included the following, among others:

- We tested the effectiveness of management's controls over the determination of regulatory assets or liabilities and the evaluation of (1) the probability determination of recovery in future rates of costs incurred as regulatory assets, and (2) the probability of a refund over future periods that should be reported as regulatory liabilities.

- We read relevant regulatory orders issued by the Commission for the Company, procedural filings, and other publicly available information, if applicable, to evaluate management's judgments in determining the probability that incurred cost will be recovered in future rates and in determining the probability the Commission will require a refund to be made to the Company's customers over future periods in accounting for regulatory assets and liabilities.

- For regulatory matters in process, we inspected the Company's filings with the Commission, if applicable, that may impact the Company's future rates, to evaluate whether information in such filings was consistent with the significant judgments made by management.

- We evaluated the Company's disclosures related to regulated utility accounting, including the balances recorded and regulatory developments.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California
February 27, 2025

We have served as the Company's auditor since 2008.

CALIFORNIA WATER SERVICE GROUP

CONSOLIDATED BALANCE SHEETS
(In thousands, except par value)

	December 31, 2024	December 31, 2023
ASSETS		
Utility plant:		
Land	$ 56,621	$ 47,002
Depreciable plant and equipment	4,977,217	4,557,964
Construction work in progress	329,439	287,596
Intangible assets	37,212	32,921
Total utility plant	5,400,489	4,925,483
Less accumulated depreciation and amortization	(1,241,785)	(1,152,228)
Net utility plant	4,158,704	3,773,255
Current assets:		
Cash and cash equivalents	50,121	39,591
Restricted cash	45,566	45,375
Receivables:		
Customers, net	58,585	59,349
Regulatory balancing accounts	55,917	64,240
Other, net	33,976	16,431
Accrued and unbilled revenue, net	39,718	36,999
Materials and supplies	20,511	16,170
Taxes, prepaid expenses, and other assets	19,742	18,130
Total current assets	324,136	296,285
Other assets:		
Regulatory assets	357,406	257,621
Goodwill	37,063	37,039
Other	302,974	231,333
Total other assets	697,443	525,993
TOTAL ASSETS	$ 5,180,283	$ 4,595,533
CAPITALIZATION AND LIABILITIES		
Capitalization:		
Common stock, $0.01 par value; 136,000 shares authorized, 59,484 and 57,724 outstanding in 2024 and 2023, respectively	$ 595	$ 577
Additional paid-in capital	966,975	876,583
Retained earnings	674,918	549,573
Accumulated other comprehensive loss	(7,217)	—
Noncontrolling interest	3,015	3,579
Total equity	1,638,286	1,430,312
Long-term debt, net	1,104,571	1,052,768
Total capitalization	2,742,857	2,483,080
Current liabilities:		
Current maturities of long-term debt, net	72,422	672
Short-term borrowings	205,000	180,000
Accounts payable	167,533	157,305
Regulatory balancing accounts	22,648	21,540
Accrued other taxes	6,084	4,591
Accrued interest	8,406	6,625
Other accrued liabilities	56,271	59,606
Total current liabilities	538,364	430,339
Deferred income taxes	411,083	352,762
Regulatory liabilities	814,551	683,717
Pension	81,665	82,920
Advances for construction	202,614	199,448
Contributions in aid of construction	294,970	286,491
Other long-term liabilities	94,179	76,776
Contingencies and commitments (Note 15)		
TOTAL CAPITALIZATION AND LIABILITIES	$ 5,180,283	$ 4,595,533

See accompanying Notes to Consolidated Financial Statements.

CALIFORNIA WATER SERVICE GROUP

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	For the Years Ended December 31,		
	2024	**2023**	**2022**
Operating revenue	$1,036,806	$794,632	$846,431
Operating expenses:			
Operations:			
Purchased water	241,201	223,833	224,529
Purchased power	47,690	45,656	44,566
Pump taxes	21,757	19,023	16,169
Administrative and general	139,515	142,235	132,718
Other operations	118,457	112,481	116,172
Maintenance	34,753	31,975	31,715
Depreciation and amortization	131,901	121,212	114,575
Income tax expense (benefit)	35,938	(15,189)	3,262
Property and other taxes	40,540	36,271	35,065
Total operating expenses	811,752	717,497	718,771
Net operating income	225,054	77,135	127,660
Other income and expenses:			
Non-regulated revenue	20,628	18,509	21,276
Non-regulated expenses	(14,201)	(11,807)	(24,821)
Other components of net periodic benefit credit	15,803	20,215	14,476
Allowance for equity funds used during construction	6,902	5,551	4,127
Income tax expense on other income and expenses	(6,551)	(8,408)	(3,113)
Net other income	22,581	24,060	11,945
Interest expense:			
Interest expense	60,698	52,809	46,686
Allowance for borrowed funds used during construction	(3,148)	(2,990)	(2,344)
Net interest expense	57,550	49,819	44,342
Net income	190,085	51,376	95,263
Net loss attributable to noncontrolling interest	(722)	(535)	(748)
Net income attributable to California Water Service Group	$ 190,807	$ 51,911	$ 96,011
Earnings per share:			
Basic	$ 3.26	$ 0.91	$ 1.77
Diluted	$ 3.25	$ 0.91	$ 1.77
Weighted average number of common shares outstanding:			
Basic	58,612	56,952	54,320
Diluted	58,647	56,983	54,363

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	For the Years Ended December 31,		
	2024	**2023**	**2022**
Net income	$190,085	$51,376	$95,263
Other comprehensive income (loss):			
Unrecoverable defined pension benefit plan costs, net of taxes of $3,823, $0, and $0, respectively	(9,840)	—	—
Amortization of defined benefit pension plans, net of taxes of $456, $0, and $0, respectively	1,175	—	—
Unrealized actuarial gain, net of taxes of $563, $0, and $0, respectively	1,448	—	—
Other comprehensive loss, net of tax	(7,217)	—	—
Comprehensive income	182,868	51,376	95,263
Comprehensive loss attributable to noncontrolling interest	(722)	(535)	(748)
Comprehensive income attributable to California Water Service Group	$183,590	$51,911	$96,011

See accompanying Notes to Consolidated Financial Statements.

CALIFORNIA WATER SERVICE GROUP
CONSOLIDATED STATEMENTS OF EQUITY
For the Years Ended December 31, 2024, 2023 and 2022

	Common Stock Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Noncontrolling Interest	Total Equity
				(In thousands)			
Balance at December 31, 2021 . . .	53,716	$537	$651,121	$514,873	$ —	$5,386	$1,171,917
Net income (loss)	—	—	—	96,011	—	(748)	95,263
Issuance of common stock	1,916	19	111,742	—	—	—	111,761
Repurchase of common stock . . .	(34)	—	(2,013)	—	—	—	(2,013)
Dividends paid on common stock ($1.00 per share)	—	—	—	(54,186)	—	—	(54,186)
Acquisition of business with noncontrolling interest	—	—	(514)	—	—	514	—
Investment in business with noncontrolling interest	—	—	—	—	—	(348)	(348)
Balance at December 31, 2022	55,598	556	760,336	556,698	—	4,804	1,322,394
Net income (loss)	—	—	—	51,911	—	(535)	51,376
Issuance of common stock	2,159	21	117,866	—	—	—	117,887
Repurchase of common stock . . .	(33)	—	(1,844)	—	—	—	(1,844)
Dividends paid on common stock ($1.04 per share)	—	—	—	(59,036)	—	—	(59,036)
Investment in business with noncontrolling interest	—	—	225	—	—	(225)	—
Distribution to noncontrolling interest	—	—	—	—	—	(465)	(465)
Balance at December 31, 2023	57,724	577	876,583	549,573	—	3,579	1,430,312
Net income (loss)	—	—	—	190,807	—	(722)	190,085
Issuance of common stock	1,791	18	92,474	—	—	—	92,492
Repurchase of common stock . . .	(31)	—	(1,435)	—	—	—	(1,435)
Dividends paid on common stock ($1.12 per share)	—	—	—	(65,462)	—	—	(65,462)
Other comprehensive loss, net of tax	—	—	—	—	(7,217)	—	(7,217)
Investment in business with noncontrolling interest	—	—	(647)	—	—	647	—
Distribution to noncontrolling interest	—	—	—	—	—	(489)	(489)
Balance at December 31, 2024	59,484	$595	$966,975	$674,918	$(7,217)	$3,015	$1,638,286

See accompanying Notes to Consolidated Financial Statements.

CALIFORNIA WATER SERVICE GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the Years Ended December 31,		
	2024	**2023**	**2022**
	(In thousands)		
Operating activities:			
Net income	$ 190,085	$ 51,376	$ 95,263
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	134,139	123,124	117,364
Amortization of debt premium and expenses	246	262	369
Changes in normalized deferred income taxes	40,445	35,627	26,880
Change in value of life insurance contracts	(3,578)	(4,919)	7,161
Allowance for equity funds used during construction	(6,902)	(5,551)	(4,127)
Stock-based compensation	3,746	2,993	5,161
Write-off (recovery) of capital costs	1,313	(536)	702
Changes in operating assets and liabilities:			
Receivables	(42,276)	42,711	(40,687)
Water Arrearages Payment Program cash received	83,039	—	20,836
Water Arrearages Payment Program cash returned	(25,173)	—	(3,609)
Accrued and unbilled revenue	(2,719)	(3,859)	(381)
Taxes, prepaid expenses, and other assets	(5,393)	654	(5,104)
Accounts payable	1,743	9,896	(7,626)
Other current liabilities	2,767	(346)	7,941
Other changes in noncurrent assets and liabilities	(80,615)	(33,615)	23,629
Net cash provided by operating activities	290,867	217,817	243,772
Investing activities:			
Utility plant expenditures	(470,800)	(383,747)	(327,757)
Business acquisitions, net of cash acquired	(1,609)	(175)	—
Asset acquisitions	—	(2,816)	(7,766)
Purchase of life insurance	(3,935)	(2,681)	(6,688)
Life insurance proceeds	1,426	—	6,688
Other	48	—	—
Net cash used in investing activities	(474,870)	(389,419)	(335,523)
Financing activities:			
Short-term borrowings	505,000	227,792	150,000
Repayment of short-term borrowings	(480,000)	(120,000)	(115,000)
Issuance of long-term debt, net of debt issuance costs of $184	124,816	—	—
Advances and contributions in aid of construction	30,389	21,156	25,822
Refunds of advances for construction	(9,399)	(9,355)	(9,468)
Retirement of long-term debt	(889)	(1,811)	(5,423)
Repurchase of common stock	(1,435)	(1,844)	(2,013)
Issuance of common stock	89,033	115,106	106,739
Dividends paid	(65,462)	(59,036)	(54,186)
Distribution to noncontrolling interest	(489)	(465)	(348)
Other	3,160	—	—
Net cash provided by financing activities	194,724	171,543	96,123
Change in cash, cash equivalents, and restricted cash	10,721	(59)	4,372
Cash, cash equivalents, and restricted cash at beginning of year	84,966	85,025	80,653
Cash, cash equivalents, and restricted cash at end of year	$ 95,687	$ 84,966	$ 85,025
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest (net of amounts capitalized)	$ 55,656	$ 49,145	$ 43,768
Income taxes (net of refunds)	27,000	(3,532)	—
Supplemental disclosure of investing and financing non-cash activities:			
Accrued payables for investments in utility plant	56,836	54,382	51,511
Utility plant contributed by developers	30,445	24,203	20,379

See accompanying Notes to Consolidated Financial Statements.

CALIFORNIA WATER SERVICE GROUP

Notes to Consolidated Financial Statements

December 31, 2024, 2023, and 2022

Dollar amounts in thousands unless otherwise stated

NOTE 1. ORGANIZATION AND OPERATIONS

California Water Service Group (Company) is a holding company that provides water utility and other related services in California, Washington, New Mexico, Hawaii and Texas through its wholly-owned and non-wholly owned subsidiaries. California Water Service Company (Cal Water), Washington Water Service Company (Washington Water), New Mexico Water Service Company (New Mexico Water), and Hawaii Water Service Company, Inc. (Hawaii Water) provide regulated utility services under the rules and regulations of their respective state's regulatory commissions (jointly referred to as the Commissions). CWS Utility Services and HWS Utility Services LLC provide non-regulated water utility and utility-related services. TWSC, Inc. (Texas Water) indirectly holds regulated and contracted wastewater utilities. Regulated wastewater utilities held by Texas Water's investment in a joint venture with BVRT Utility Holding Company (BVRT) provide services under the rules and regulation of the Texas Public Utilities Commission.

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) and include the Company's accounts and those of its wholly and non-wholly owned subsidiaries. The non-wholly owned subsidiary refers to BVRT, a 94.7% owned subsidiary of Texas Water that is consolidated using the voting interest model as the Company owns a majority of the voting interests in the non-wholly owned subsidiary. All intercompany transactions and balances have been eliminated from the consolidated financial statements. In the opinion of management, the consolidated financial statements reflect all adjustments that are necessary to provide a fair presentation of the results for the periods covered.

The preparation of the Company's consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the consolidated balance sheet dates and the reported amounts of revenues and expenses for the periods presented. These include, but are not limited to, estimates and assumptions used in determining the Company's regulatory asset and liability balances based upon probability assessments of regulatory recovery, utility plant useful lives, revenues earned but not yet billed, asset retirement obligations, allowance for credit losses, pension and other employee benefit plan liabilities, and income tax-related assets and liabilities. Actual results could differ from these estimates.

Noncontrolling Interest

Noncontrolling interest in the Company's consolidated financial statements represents the 5.3% interest not owned by Texas Water in BVRT. Texas Water obtained control over BVRT on May 1, 2021. Since the Company controls BVRT, its financial statements are consolidated with those of the Company, and the noncontrolling owner's 5.3% share of BVRT's net assets and results of operations is deducted and reported as noncontrolling interest on the consolidated balance sheets and as net loss attributable to noncontrolling interest in the consolidated statements of operations. The Company reports noncontrolling interest in consolidated entities as a component of equity separate from the Company's equity. The Company's net income attributable to California Water Service Group excludes the net loss attributable to the noncontrolling interest. The Company's comprehensive income attributable to California Water Service Group excludes the comprehensive loss attributable to the noncontrolling interest.

Dollar amounts in thousands unless otherwise stated

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operating Revenue

The following table disaggregates the Company's operating revenue by source for the years ended December 31, 2024, 2023, and 2022:

	2024	2023	2022
Revenue from contracts with customers	$ 905,623	$790,334	$772,616
Regulatory balancing account revenue	131,183	4,298	73,815
Total operating revenue	$1,036,806	$794,632	$846,431

Revenue from contracts with customers

The Company principally generates operating revenue from contracts with customers by providing regulated water and wastewater services at tariff-rates authorized by the Commissions in the states in which they operate and non-regulated water and wastewater services at rates authorized by contracts with government agencies and other third parties. Revenue from contracts with customers reflects amounts billed for the volume of consumption at authorized per unit rates, for a service charge, and for other authorized charges.

The Company satisfies its performance obligation to provide water and wastewater services over time as services are rendered. The Company applies the invoice practical expedient and recognizes revenue from contracts with customers in the amount for which the Company has a right to invoice. The Company has a right to invoice for the volume of consumption, for the service charge, and for other authorized charges.

The measurement of sales to customers is generally based on the reading of their meters, which occurs on a systematic basis throughout the month. At the end of each month, the Company estimates consumption since the date of the last meter reading and a corresponding accrued and unbilled revenue is recognized. The estimate is based upon the number of unbilled days that month and the average daily customer billing rate from the previous month (which fluctuates based upon customer usage).

Contract terms are generally short-term and at will by customers and, as a result, no separate financing component is recognized for the Company's collections from customers, which generally require payment within 30 days of billing. The Company applies judgment, based principally on historical payment experience, in estimating its customers' ability to pay.

Certain customers are not billed for volumetric consumption, but are instead billed a flat rate at the beginning of each monthly service period. The amount billed is initially deferred and subsequently recognized over the monthly service period, as the performance obligation is satisfied. The deferred revenue balance or contract liability, which is included in "other accrued liabilities" on the Consolidated Balance Sheets, is inconsequential.

Form 10-K

Dollar amounts in thousands unless otherwise stated

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In the following table, revenue from contracts with customers is disaggregated by class of customers for the years ended December 31, 2024, 2023, and 2022:

	2024	2023	2022
Residential	$538,234	$463,417	$458,448
Business	180,032	159,050	153,570
Multiple residential	76,835	67,703	64,481
Industrial	30,399	28,055	26,622
Public authorities	49,162	40,811	41,150
Other*	30,961	31,298	28,345
Total revenue from contracts with customers	$905,623	$790,334	$772,616

* Other includes accrued and unbilled revenue

Regulatory balancing account revenue

Regulatory balancing account revenue is revenue related to revenue mechanisms authorized in California by the California Public Utilities Commission (CPUC). For certain revenue mechanisms, the Company recognizes revenue when it is objectively determinable, probable of recovery and expected to be collected within 24 months following the end of the accounting period. To the extent that revenue is estimated to be collectible beyond 24 months, recognition is deferred. These mechanisms include the Monterey-Style Water Revenue Adjustment Mechanism (MWRAM), which was approved in Cal Water's 2021 General Rate Case (GRC) filing (2021 GRC) in March of 2024. The MWRAM tracks the difference between the revenue received for actual metered sales through the tiered volumetric rate and the revenue that would have been received with the same actual metered sales if a uniform rate had been in effect. The MWRAM is effective retroactive to January 1, 2023. The MWRAM fluctuates with the seasonality of the water business. During the warm, dry summer months when water use is typically highest, the MWRAM will reflect an overcollection of revenue compared to the cool, wet winter months when less water is typically used, the MWRAM will reflect an undercollection of revenue. In 2024, the Company recorded $35.3 million of MWRAM revenue.

These mechanisms also include the Water Revenue Adjustment Mechanism (WRAM), which decoupled revenue from the volume of sales and allowed the Company to recognize the adopted level of volumetric revenues. The variance between adopted volumetric revenues and actual billed volumetric revenues for metered accounts was recorded as regulatory balancing account revenue. The WRAM concluded on December 31, 2022; however, the Company has a net WRAM receivable balance for which the Company continues to defer revenue recognition for amounts estimated to be collected beyond 24 months following the end of the accounting period. The Company applied a portion of the proceeds from the California Extended Water and Wastewater Arrearages Payment Program (Extended Program) to eligible customer WRAM balances as discussed below under Allowance for Credit Losses.

Regulatory balancing accounts also include revenue that is recognized for balancing and memorandum accounts when it is probable that future recovery of previously incurred costs or future refunds that are to be credited to customers will occur through the ratemaking process. As a result of the delay in the approval of the 2021 GRC, the CPUC authorized Cal Water to track the effect of the

Dollar amounts in thousands unless otherwise stated

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

delay on customer billings in an Interim Rates Memorandum Account (IRMA) effective January 1, 2023. Variances between actual customer billings and those that would have been billed assuming the 2021 GRC had been implemented on January 1, 2023 were recorded as regulatory balancing account revenue. The 2021 GRC was approved in March of 2024 and final authorized rates were implemented effective May 31, 2024; as a result, Cal Water calculated and recorded this difference for all of 2023 and the first five months of 2024. Cal Water determined that the IRMA met regulatory asset recognition criteria under accounting standards for regulated utilities. In 2024, the Company recorded $88.6 million of revenue for the IRMA. No IRMA revenue was recorded in 2023.

The Modified Cost Balancing Account (MCBA), Conservation Expense Balancing Account (CEBA), Pension Cost Balancing Account (PCBA), and Health Cost Balancing Account (HCBA), generally provide for recovery of the adopted levels of expenses for purchased water, purchased power, pump taxes, water conservation program costs, pension, and health care. Variances between adopted and actual costs were recorded as regulatory balancing account revenue in 2022. In 2023, in connection with the CPUC's decision to discontinue the use of the WRAM, the variances for CEBA, HCBA, and PCBA are recorded against the originating expense. The MCBA concluded on December 31, 2022.

Non-Regulated Revenue

The following tables disaggregate the Company's non-regulated revenue by source for the years ended December 31, 2024, 2023, and 2022:

	2024	2023	2022
Operating and maintenance revenue	$13,818	$12,499	$12,860
Other non-regulated revenue	4,400	3,506	5,774
Non-regulated revenue from contracts with customers	18,218	16,005	18,634
Lease revenue	2,410	2,504	2,642
Total non-regulated revenue	$20,628	$18,509	$21,276

Operating and maintenance services are provided for non-regulated water and wastewater systems owned by private companies and municipalities. The Company negotiates formal agreements with the customers under which they provide operating, maintenance and customer billing services related to the customers' water systems. The formal agreements outline the fee schedule for the services provided. The agreements typically call for a fee-per-service or a flat-rate amount per month. The Company satisfies its performance obligation of providing operating and maintenance services over time as services are rendered; as a result, the Company employs the invoice practical expedient and recognizes revenue in the amount that it has the right to invoice. Contract terms are generally short-term and, as a result, no separate financing component is recognized for its collections from customers, which generally require payment within 30 days of billing.

Other non-regulated revenue primarily relates to services for the design and installation of water mains and other water infrastructure for customers outside the regulated service areas and insurance program administration.

Lease revenue is not considered revenue from contracts with customers and is recognized following operating lease standards. The Company is the lessor in operating lease agreements with telecommunications companies under which cellular phone antennas are placed on the Company's

Form 10-K

Dollar amounts in thousands unless otherwise stated

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

property. The Company provides the lessee the right to ingress and egress across lessor property to access the antennas. The minimum rents are recognized on a straight-line basis over the terms of the leases, which may span multiple years. The excess rents are recognized over amounts contractually due pursuant to the underlying leases and is included in a deferred receivable account in the accompanying balance sheet. The leases generally have terms of 5 to 10 years, with lessee options to extend the lease for up to 15 years. The exercise of lease renewal options is at the lessee's sole discretion. Most of the Company's lease agreements contain mutual termination options that require prior written notice by either lessee or lessor. A subset of the Company's leases contains variable lease payments that depend on changes in the consumer price index (CPI).

The Company determines if an arrangement is a lease at inception. Generally, a lease agreement exists if the Company determines that the arrangement gives the lessee control over the use of an identified asset and obtains substantially all of the benefits from the identified asset.

Maturities of lease payments to be received are as follows:

Year Ending December 31,	Operating Leases
2025	$2,821
2026	1,498
2027	588
2028	192
2029	—

Allowance for Credit Losses

The Company measures expected credit losses for Customer Receivables, Other Receivables, and Accrued and Unbilled Revenue on an aggregated level. These receivables are generally trade receivables due in one year or less or expected to be billed and collected in one year or less. The expected credit losses for Other Receivables and Accrued and Unbilled Revenue are inconsequential. Customer Receivables include receivables for water and wastewater services provided to residential customers, business, industrial, public authorities, and other customers. The expected credit losses for business, industrial, public authorities, and other customers are inconsequential. The overall risks related to the Company's receivables are low as water and wastewater services are seen as essential services. The estimate for the allowance for credit losses is based on a historical loss ratio, in conjunction with a qualitative assessment of elements that impact the collectability of receivables to determine if the allowance for credit losses should be further adjusted in accordance with the accounting guidance for credit losses. Management contemplates available current information such as changes in economic factors, regulatory matters, industry trends, payment options and programs available to customers, and methods that the Company is able to use to ensure payment.

The Company reviews its allowance for credit losses using a quantitative assessment, which includes a trend analysis of customer billings and collections, agings by customer class, and unemployment rates. The Company also uses a qualitative assessment, which considers the future collectability on customer outstanding balances, management's estimate of the cash recovery, and a general assessment of the economic conditions in the locations the Company serves. Based on these assessments, the Company adjusts its allowance for credit losses. The Company has also taken into account $82.0 million of funds that the Company received in April of 2024 from the Extended Program for eligible customers in California of which $57.5 million was applied to eligible past due customer

Dollar amounts in thousands unless otherwise stated

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

balances during the second quarter of 2024. The remaining balance was returned to the State Water Resources Control Board (Water Board) in the third quarter of 2024 as required by the Extended Program terms. The Extended Program was created by the California Legislature and is administered by the Water Board to provide relief to community water and wastewater systems for unpaid bills—arrearages—related to the COVID-19 pandemic. Based on the above assessments, the Company determines its allowance for credit losses.

The following table presents the activity in the allowance for credit losses for the periods ended December 31, 2024, 2023, and 2022:

	2024	2023	2022
Beginning Balance	$ 2,854	$ 5,629	$ 3,743
Provision for credit loss expense	5,890	2,480	5,887
Write-offs	(5,054)	(5,795)	(4,380)
Recoveries	438	540	379
Total ending allowance balance	$ 4,128	$ 2,854	$ 5,629

Other Receivables

As of December 31, 2024 and 2023, other receivables were:

	2024	2023
Accounts receivables from developers	$ 5,255	$ 6,391
Income tax receivables	15,984	1,378
Other	12,737	8,662
Total other receivables	$33,976	$16,431

Utility Plant

Utility plant is carried at original cost when first constructed or purchased, or at fair value when acquired through acquisition. When depreciable plant is retired, the cost is eliminated from utility plant accounts and such costs are charged against accumulated depreciation. Maintenance of utility plant is charged to operating expenses as incurred. Maintenance projects are not accrued for in advance.

Intangible assets acquired as part of water systems purchased are recorded at fair value. All other intangibles have been recorded at cost and are amortized over their useful life.

The following table represents depreciable plant and equipment as of December 31:

	2024	2023
Equipment	$1,039,109	$ 976,704
Office buildings and other structures	382,032	354,628
Transmission and distribution plant	3,556,076	3,226,632
Total	$4,977,217	$4,557,964

Form 10-K

Dollar amounts in thousands unless otherwise stated

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation of utility plant is computed on a straight-line basis over the assets' estimated useful lives including cost of removal of certain assets as follows:

	Useful Lives
Equipment	5 to 50 years
Transmission and distribution plant	40 to 65 years
Office Buildings and other structures	50 years

The provision for depreciation expressed as a percentage of the aggregate depreciable asset balances was 2.81% in 2024, 2.81% in 2023, and 2.90% in 2022.

Allowance for Funds Used During Construction (AFUDC)

AFUDC represents the capitalized cost of funds used to finance the construction of the utility plant. In general, AFUDC is applied to Cal Water construction projects requiring more than one month to complete. No AFUDC is applied to projects funded by customer advances for construction, contributions in aid of construction, or state-revolving fund loans. AFUDC includes the cost of the authorized return on equity and long-term debt, and is recovered through water rates as the utility plant is depreciated.

The amount of AFUDC related to equity funds and to borrowed funds for 2024, 2023, and 2022 are shown in the table below:

	2024	2023	2022
Allowance for equity funds used during construction	$ 6,902	$5,551	$4,127
Allowance for borrowed funds used during construction	3,148	2,990	2,344
Total	$10,050	$8,541	$6,471

Asset Retirement Obligation

The Company has a legal obligation to retire wells in accordance with Water Board regulations. In addition, upon decommission of a wastewater plant or lift station, certain wastewater infrastructure would need to be retired in accordance with Water Board regulations. An asset retirement cost and corresponding retirement obligation is recorded when a well or waste water infrastructure is placed into service. As of December 31, 2024 and 2023, the retirement obligation is estimated to be $42.5 million and $39.0 million, respectively. The retirement obligation is recorded as part of "Other long-term liabilities" within the Consolidated Balance Sheets. Changes in the retirement obligation only impact the Consolidated Balance Sheets as the Company recognizes a regulatory asset or liability for the timing differences between the recognition of expenses and costs recovered through the ratemaking process.

Dollar amounts in thousands unless otherwise stated

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The following is a reconciliation of the beginning and ending aggregate carrying amount of asset retirement obligations, which are included in other long-term liabilities on the Consolidated Balance Sheets as of December 31, 2024 and 2023:

	2024	2023
Obligation at beginning of the year	$39,035	$36,692
Additional liabilities incurred	2,049	262
Liabilities settled	(892)	(128)
Accretion	2,278	2,209
Obligation at the end of the year	$42,470	$39,035

Cash, Cash Equivalents, and Restricted Cash

Cash and cash equivalents include highly liquid investments with remaining maturities of three months or less at the time of acquisition. In 2024 and 2023, restricted cash included $0.4 million of proceeds collected through a surcharge on certain customers' bills plus interest earned on the proceeds and is used to service California Safe Drinking Water Bond obligations. In 2024 and 2023, restricted cash also included $43.8 million of committed cash in Texas Water for a pipeline project (see Note 15).

The following table provides a reconciliation of cash, cash equivalents, and restricted cash within the Consolidated Balance Sheets that total to the amounts shown on the Consolidated Statements of Cash Flows as of December 31:

	2024	2023
Cash and cash equivalents	$50,121	$39,591
Restricted cash	45,566	45,375
Total cash, cash equivalents, and restricted cash shown in the statements of cash flows	$95,687	$84,966

Regulatory Assets and Liabilities

Because the Company operates almost exclusively in a regulated business, the Company is subject to the accounting standards for regulated utilities. The Commissions in the states in which the Company operates establish rates that are designed to permit the recovery of the cost of service and a return on investment. The Company capitalizes and records regulatory assets for costs that would otherwise be charged to expense if it is probable that the incurred costs will be recovered in future rates. Regulatory assets are amortized over the future periods that the costs are expected to be recovered. If costs expected to be incurred in the future are currently being recovered through rates, the Company records those expected future costs as regulatory liabilities. In general, the Company does not earn a return on regulatory assets if the related costs do not accrue interest. Accordingly, the Company earns a return only on its regulatory assets for MWRAM, net WRAM and MCBA, and IRMA receivables. In addition, the Company records regulatory liabilities when it is probable the Commissions will require a refund to be made to the Company's customers over future periods.

Determining probability requires significant judgment by management and includes, but is not limited to, consideration of testimony presented in regulatory hearings, proposed regulatory decisions, final regulatory orders, and the strength or status of applications for rehearing or state court appeals.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

If the Company determines that a portion of the Company's assets used in utility operations is not recoverable in customer rates, the Company would be required to recognize the loss of the assets disallowed.

See Note 4—"Regulatory Assets and Liabilities" for details of the Company's regulatory assets and liabilities.

Impairment of Long-Lived Assets, Intangibles and Goodwill

The Company's long-lived assets include transmission and distribution plant, equipment, land, buildings, and intangible assets. Long-lived assets, other than land, are depreciated or amortized over their estimated useful lives, and are reviewed for impairment whenever changes in circumstances indicate the carrying value of the assets may not be recoverable. Such circumstances would include items such as a significant decrease in the market value of a long-lived asset, a significant adverse change in the manner in which the asset is being used or is planned to be used or in its physical condition, or a history of operating or cash flow losses associated with the uses of the asset. In addition, changes in the expected useful life of these long-lived assets may also be an impairment indicator. When such events or changes occur, the Company estimates the fair value of the asset from future cash flows expected to result from the use and, if applicable, the eventual disposition of the assets, and compares that to the carrying value of the asset. If the carrying value is greater than the fair value, then an impairment loss is recognized equal to the amount by which the asset's carrying value exceeds its fair value. The key variables that must be estimated include assumptions regarding sales volume, rates, operating costs, labor and other benefit costs, capital additions, assumed discount rates and other economic factors. These variables require significant management judgment and include inherent uncertainties since they are forecasting future events. A variation in the assumptions used could lead to a different conclusion regarding the realizability of an asset and, thus could have a significant effect on the consolidated financial statements.

Goodwill is measured as the excess of the cost of an acquisition over the sum of the amounts assigned to identifiable assets acquired less liabilities assumed. Goodwill is not amortized but instead is reviewed annually in the fourth quarter for impairment or more frequently if impairment indicators arise. The impairment test is performed at the reporting unit level using fair-value based approach in which the fair value of the reporting unit is compared to the reporting unit's carrying value. If the fair value of the reporting unit is less than its carrying amount, then an impairment loss is recognized equal to the difference. The Company recorded no goodwill impairments in 2024, 2023, and 2022.

Long-Term Debt Premium, Discount and Expense

The premiums, discounts, and issuance expenses on long-term debt are amortized over the original lives of the related debt on a straight-line basis which approximates the effective interest method. Premiums paid on the early redemption of certain debt and the unamortized original issuance discount and expense are amortized over the life of new debt issued in conjunction with the early redemption. Amortization expense included in interest expense was $0.2 million, $0.3 million and $0.4 million in 2024, 2023 and 2022, respectively.

Advances for Construction

Advances for construction consist of payments received from developers for installation of water production and distribution facilities to serve new developments. Advances are excluded from rate

Dollar amounts in thousands unless otherwise stated

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

base for rate setting purposes. Annual refunds are made to developers without interest. Advances of $202.6 million and $199.4 million, at December 31, 2024 and 2023, respectively, will be refunded primarily over a 40-year period from the date the advance was received in equal annual amounts.

Estimated refunds of advances are shown in the table below.

Year Ending December 31,	Refunds of Advances
2025	$ 9,966
2026	9,564
2027	9,286
2028	9,077
2029	8,842
Thereafter	155,879
Total refunds	$202,614

Contributions in Aid of Construction

Contributions in aid of construction represent payments received from developers, primarily for fire protection purposes, which are not subject to refunds. Facilities funded by contributions are included in utility plant, but excluded from rate base. Depreciation related to assets acquired from contributions is charged to the Contributions in Aid of Construction liability account.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Measurement of the deferred tax assets and liabilities is at enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. The Company evaluates the need for a valuation allowance on deferred tax assets based on historical taxable income and projected taxable income for future tax years.

Historically the Commissions have reduced revenue requirements for the tax effects of certain originating temporary differences and have allowed recovery of these tax costs as the related temporary differences reverse. The Commissions have granted the Company rate increases to reflect the normalization of the tax benefits of the federal accelerated methods and available Investment Tax Credits (ITC) for all assets placed in service after 1980. ITCs are deferred and amortized over the lives of the related properties for book purposes. The CPUC sets rates utilizing the flow through method of accounting for state income taxes.

With the enactment of the Tax Cuts and Jobs Act (TCJA), contributions in aid of construction received from developers after December 22, 2017 became fully taxable for federal income tax purposes. On November 15, 2021, the Infrastructure Investment and Jobs Act was signed into law, which reverses the TCJA treatment of CIAC. Effective January 1, 2021, only the service portion of CIAC is taxable for federal income tax purpose.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The accounting standards for accounting for uncertainty in income taxes allows the inclusion of interest and penalties related to uncertain tax positions as a component of income taxes (see Note 10—Income Taxes).

Workers' Compensation

For workers' compensation, the Company estimates the liability associated with claims submitted and claims not yet submitted based on historical data. Expenses for workers compensation insurance are included in rates on a pay-as-you-go basis. Therefore, a corresponding regulatory asset has been recorded.

Earnings per Share

The computations of basic and diluted earnings per share are noted below. Basic earnings per share are computed by dividing net income attributable to California Water Service Group by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts were exercised or converted into common stock. Restricted Stock Awards (RSAs) are included in the common shares outstanding because the shares have all the same voting and dividend rights as issued and unrestricted common stock.

	2024	2023	2022
	(In thousands, except per share data)		
Net income	$190,085	$51,376	$95,263
Net loss attributable to noncontrolling interest	(722)	(535)	(748)
Net income attributable to California Water Service Group	$190,807	$51,911	$96,011
Weighted average common shares, basic	58,612	56,952	54,320
Weighted average common shares, diluted	58,647	56,983	54,363
Earnings per share—basic	$ 3.26	$ 0.91	$ 1.77
Earnings per share—diluted	$ 3.25	$ 0.91	$ 1.77

Stock-based Compensation

Stock-based compensation cost is measured at the grant date based on the fair value of the award. The Company recognizes compensation expense on a straight-line basis over the requisite service period, which is the vesting period.

New Accounting Standards

In November 2023, the Financial Standards Accounting Board (FASB) issued Accounting Standards Update (ASU) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for the Company's annual periods beginning January 1, 2024, and for interim periods beginning January 1, 2025, with early adoption permitted. The guidance requires

Dollar amounts in thousands unless otherwise stated

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

retrospective presentation of all prior periods presented in the financial statements. The Company adopted the standard retrospectively on January 1, 2024. See Note 16—"Segment Information" for expanded disclosures required by this ASU.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures to expand the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. ASU 2023-09 is effective for the Company's annual periods beginning January 1, 2025, with early adoption permitted. The guidance is applied prospectively with the option of retrospective application for each period presented. The Company is currently evaluating the potential effect that the updated standard will have on its financial statement disclosures and does not expect to adopt early.

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses, which requires disaggregation of certain Consolidated Statement of Operations' expense captions into specified categories in disclosures within the footnotes to the financial statements. ASU 2024-03 is effective for the Company's annual periods beginning January 1, 2027, with early adoption permitted. The guidance is applied prospectively with the option of retrospective application for each period presented. The Company is evaluating the requirements of the guidance to determine the impact on the Company's financial statement disclosures upon adoption.

NOTE 3. OTHER INCOME AND EXPENSES

The Company conducts various non-regulated activities as reflected in the table below:

	2024		2023		2022	
	Revenue	**Expense**	**Revenue**	**Expense**	**Revenue**	**Expense**
Operating and maintenance	$13,818	$12,289	$12,499	$10,786	$12,860	$11,959
Leases	2,410	38	2,504	26	2,642	46
Design and construction	715	503	652	536	416	328
Meter reading and billing	48	—	198	2	534	123
Interest income	1,260	—	303	—	177	—
Loss (gain) from non-qualified benefit plan investments	—	(3,578)	—	(4,919)	—	7,161
Other non-regulated income and expenses	2,377	4,949	2,353	5,376	4,647	5,204
Total	$20,628	$14,201	$18,509	$11,807	$21,276	$24,821

Operating and maintenance services and meter reading and billing services are provided for water and wastewater systems owned by private companies and municipalities. The agreements typically call for a fee-per-service or a flat-rate amount per month. Leases have been entered into with telecommunications companies for cellular phone antennas placed on the Company's property. Design and construction services are for the design and installation of water mains and other water infrastructure for others outside the Company's regulated service areas. Third-party insurance program gains and losses are included in other non-regulated income and expenses.

Dollar amounts in thousands unless otherwise stated

NOTE 4. REGULATORY ASSETS AND LIABILITIES

Regulatory assets and liabilities were comprised of the following as of December 31:

	Recovery Period	2024	2023
Regulatory Assets			
Property-related temporary differences (tax benefits flowed through to customers)	Indefinite	$178,279	$158,486
IRMA long-term accounts receivable	Various	46,278	3,430
Asset retirement obligations, net	Indefinite	28,883	26,686
Other accrued benefits	Indefinite	25,439	25,363
Tank coating	Various	21,477	19,602
MWRAM long-term regulatory asset	1-2 years	16,353	—
Customer assistance program (CAP) and Rate support fund (RSF) accounts receivable	1 year	9,910	2,459
General district balancing account receivable	Various	9,393	390
Incremental cost balancing accounts (ICBA)	1 year	8,251	—
Net WRAM and MCBA long-term accounts receivable	Various	3,633	10,738
Recoverable property losses	Various	2,633	3,121
PCBA	Various	—	4,182
Other regulatory assets	Various	6,877	3,164
Total Regulatory Assets		$357,406	$257,621
Regulatory Liabilities			
Cost of removal		$483,108	$447,356
Pension and retiree group health		174,708	88,728
Future tax benefits due to customers		106,184	118,051
Other components of net periodic benefit cost		18,287	10,348
PCBA		14,143	8,972
ICBA		6,003	—
HCBA		3,630	3,242
CEBA		3,294	1,200
Net WRAM and MCBA long-term payable		3,064	2,071
RSF regulatory liability		—	2,116
Other regulatory liabilities		2,130	1,633
Total Regulatory Liabilities		$814,551	$683,717

The property-related temporary differences are primarily due to: (i) the difference between book and federal income tax depreciation on utility plant that was placed in service before the regulatory Commissions adopted normalization for rate making purposes; and (ii) certain (state) deferred taxes for which flow through accounting continues to be applied to originating deferred taxes. The regulatory asset will be recovered in rates in future periods as the tax effects of the temporary differences previously flowed-through to customers reverse.

Dollar amounts in thousands unless otherwise stated

NOTE 4. REGULATORY ASSETS AND LIABILITIES (Continued)

The IRMA regulatory asset increase was for the additional amount the Company would have billed customers in 2023 and the first five months of 2024 had the 2021 GRC been approved on time.

The asset retirement obligation regulatory asset represents the difference between costs associated with asset retirement obligations and amounts collected in rates. Tank coating represents the maintenance costs for tank coating projects that are recoverable from customers.

Other accrued benefits are accrued benefits for vacation, self-insured workers' compensation, and directors' retirement benefits.

The MWRAM regulatory asset represents the difference between the revenue received for actual metered sales through the tiered volumetric rate and the revenue that would have been received with the same actual metered sales if a uniform rate had been in effect.

The CAP and RSF are two programs offered by Cal Water that assist qualifying customers with their monthly water bill. The programs are funded by the customers who do not qualify for the assistance. The CAP and RSF regulatory assets represent the amounts due from customers to fund the CAP and RSF credits that were provided to assist qualifying customers. The RSF regulatory liability represents RSF credits that will be provided to assist qualifying customers. The liability was funded by customers.

The general district balancing account represents the residual balances from memorandum and balancing accounts that have been aggregated into one balancing account for future recovery.

The ICBA tracks differences between the authorized prices of water production costs and actual prices of water production costs by ratemaking area.

The net WRAM and MCBA long-term accounts receivable is the under-collected portion of recorded revenues that are not expected to be collected from customers within 12 months.

Cost of removal represents the cumulative differences between the recorded costs to remove assets and amounts collected in rates for expected costs to remove assets at the end of their estimated useful life.

The pension and retiree group health regulatory liability represents the over funded obligation of the Company's postretirement benefit plans which the Company expects to refund to customers in the future. These plans are discussed in further detail in Note 11. The other components of net periodic benefit cost regulatory liabilities are authorized by the Commissions and are probable for customer refund through the capital program.

The future tax benefits due to customers primarily resulted from federal tax law changes enacted by the TCJA on December 22, 2017. The TCJA reduced the federal corporate income tax rate from 35 percent to 21 percent beginning on January 1, 2018, and GAAP requires the Company to re-measure all existing deferred income tax assets and liabilities to reflect the reduction in the federal tax rate on the enactment date.

The PCBA regulatory asset/liability and the HCBA regulatory liability represent incurred pension and healthcare costs that exceeded/were below the cost recovery in rates and is recoverable/refundable from/to customers.

The CEBA regulatory liability is for incurred conservation costs that were below the cost recovery in rates and is refundable to customers.

Form 10-K

Dollar amounts in thousands unless otherwise stated

NOTE 4. REGULATORY ASSETS AND LIABILITIES (Continued)

Short-term regulatory assets and liabilities are excluded from the above table. The short-term regulatory assets as of December 31, 2024 and 2023 were $55.9 million and $64.2 million, respectively. The short-term regulatory assets, as of December 31, 2024 primarily consisted of IRMA and MWRAM receivables. As of December 31, 2023, the short-term regulatory assets primarily consisted of net WRAM and MCBA, and PCBA receivables.

The short-term portion of regulatory liabilities as of December 31, 2024 and 2023 were $22.6 million and $21.5 million, respectively. The short-term regulatory liabilities as of December 31, 2024 primarily consisted of TCJA regulatory liabilities, ICBA regulatory liabilities, and IRMA regulatory liabilities. As of December 31, 2023, the short-term regulatory liabilities primarily consisted of TCJA regulatory liabilities and HCBA liabilities.

NOTE 5. INTANGIBLE ASSETS AND GOODWILL

Intangible assets

As of December 31, 2024 and 2023, intangible assets that will continue to be amortized and those not amortized were:

	Weighted Average Amortization Period (years)	2024			2023		
		Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Amortized intangible assets:							
Water pumping rights	usage	$ 2,296	$ 142	$ 2,154	$ 1,084	$ 137	$ 947
Water planning studies	13	22,534	11,015	11,519	19,470	10,214	9,256
Leasehold improvements and other	18	5,104	1,952	3,152	5,128	1,837	3,291
Total		$29,934	$13,109	$16,825	$25,682	$12,188	$13,494
Unamortized intangible assets:							
Perpetual water rights and other		$ 7,278	$ —	$ 7,278	$ 7,239	$ —	$ 7,239

Water pumping rights usage is the amount of water pumped from aquifers to be treated and distributed to customers.

For the year ended December 31, 2024, 2023, and 2022 amortization of intangible assets was $2.1 million, $1.5 million, and $1.5 million, respectively.

Dollar amounts in thousands unless otherwise stated

NOTE 5. INTANGIBLE ASSETS AND GOODWILL (Continued)

Estimated future amortization expense related to intangible assets are shown in the table below:

Year Ending December 31,	Estimated Future Amortization Expense Related to Intangible Assets
2025	$ 2,124
2026	1,792
2027	1,553
2028	1,464
2029	1,274
Thereafter	8,618
Total	$16,825

Goodwill

Changes in the carrying amount of goodwill for the years ended December 31, 2024 and 2023 were as follows:

	2024	2023
Beginning balance	$37,039	$36,814
Acquisitions	24	225
Total ending goodwill balance	$37,063	$37,039

NOTE 6. EQUITY

As of December 31, 2024 and 2023, common stock issued and outstanding were 59,484,145 and 57,723,738 shares, respectively.

Effective January 1, 2019, the Company implemented an Employee Stock Purchase Plan (ESPP). Under the ESPP, qualified employees are permitted to purchase the Company's common stock at 90% of the market value of the common stock on the specified stock purchase date. The ESPP is deemed compensatory and compensation costs will be accounted for under ASC 718, Stock Compensation. Employees' payroll deductions for common stock purchases may not exceed 10% of their salaries. Employees may purchase up to 2,000 shares per period provided that the value of the shares purchased in any calendar year may not exceed $25,000, as calculated pursuant to the ESPP. The Company recorded expense of $0.3 million, $0.3 million, and $0.2 million for 2024, 2023, and 2022, respectively. The Company issued 56,825, 50,319, and 40,095 shares of common stock related to the ESPP in 2024, 2023, and 2022, respectively.

On April 29, 2022, the Company entered into an equity distribution agreement to sell shares of its common stock having an aggregate gross sales price of up to $350.0 million from time to time depending on market conditions through an at-the-market equity program over the following three years. The Company intends to use the net proceeds from these sales, after deducting commissions and offering expenses, for general corporate purposes, which may include working capital, construction and acquisition expenditures, investments and repurchases, and redemptions of securities. In 2024, the Company sold 1,638,977 shares of common stock through its at-the-market equity program and raised proceeds of $86.5 million, net of $0.9 million in commissions paid under the equity distribution agreement. In 2023, the Company sold 2,025,891 shares of common stock

Form 10-K

Dollar amounts in thousands unless otherwise stated

NOTE 6. EQUITY (Continued)

through its at-the-market equity program and raised proceeds of $112.7 million, net of $1.1 million in commissions paid. The Company also incurred $0.3 million and $0.2 million of equity issuance costs in 2024 and 2023, respectively.

NOTE 7. SHORT-TERM BORROWINGS

On March 31, 2023, the Company and Cal Water entered into syndicated credit agreements, which provide for unsecured revolving credit facilities of up to an initial aggregate amount of $600.0 million for a term of five years. The Company and subsidiaries that it designates may borrow up to $200.0 million under the Company's revolving credit facility (the Company facility). Cal Water may borrow up to $400.0 million under its revolving credit facility (the Cal Water facility). Additionally, the credit facilities may be increased by up to an incremental $150.0 million under the Cal Water facility and $50.0 million under the Company facility, subject in each case to certain conditions. At the Company's or Cal Water's option, as applicable, borrowings under the Company and Cal Water facilities, as applicable, will bear interest annually at a rate equal to (i) the base rate, plus an applicable margin of 0.00% to 0.25%, depending on the Company and its subsidiaries' consolidated total capitalization ratio, or (ii) Term SOFR, plus an applicable margin of 0.80% to 1.25%, depending on the Company and its subsidiaries' consolidated total capitalization ratio.

The Company and Cal Water facilities contain affirmative and negative covenants and events of default customary for credit facilities of this type including, among other things, limitations and prohibitions relating to additional indebtedness, liens, mergers, and asset sales. Also, the Company and Cal Water facilities contain financial covenants governing the Company and its subsidiaries' consolidated total capitalization ratio and interest coverage ratio. As of December 31, 2024, the Company and Cal Water are in compliance with all of the covenant requirements and are eligible to use the full amount of the undrawn portion of the Company and Cal Water facilities, as applicable.

As of December 31, 2024 and 2023, the outstanding borrowings on the Company lines of credit were $40.0 million and $50.0 million, respectively. Outstanding borrowings on the Cal Water lines of credit as of December 31, 2024 were $165.0 million and $130.0 million as of December 31, 2023. The average borrowing rate for borrowings on the Company and Cal Water lines of credit during 2024 was 6.27% compared to 6.09% for the same period during the prior year.

CALIFORNIA WATER SERVICE GROUP

Notes to Consolidated Financial Statements (Continued)

December 31, 2024, 2023, and 2022

Dollar amounts in thousands unless otherwise stated

NOTE 8. LONG-TERM DEBT

As of December 31, 2024 and 2023, long-term debt outstanding was:

	Series	Interest Rate	Maturity Date	2024	2023
First Mortgage Bonds	ZZZ	2.87%	2051	$ 130,000	$ 130,000
	1	3.02%	2061	150,000	150,000
	2	5.22%	2054	125,000	—
	YYY	4.17%	2059	200,000	200,000
	WWW	4.07%	2049	100,000	100,000
	VVV	3.40%	2029	100,000	100,000
	TTT	4.61%	2056	10,000	10,000
	SSS	4.41%	2046	40,000	40,000
	QQQ	3.33%	2025	50,000	50,000
	RRR	4.31%	2045	50,000	50,000
	PPP	5.50%	2040	100,000	100,000
	AAA	7.28%	2025	20,000	20,000
	BBB	6.77%	2028	20,000	20,000
	CCC	8.15%	2030	20,000	20,000
	DDD	7.13%	2031	20,000	20,000
	EEE	7.11%	2032	20,000	20,000
	OOO	6.02%	2031	20,000	20,000
Total First Mortgage Bonds				1,175,000	1,050,000
California Department of Water Resources Loans		1.30%-1.69%	2027-2039	3,872	4,195
Other long-term debt				2,933	4,102
Unamortized debt issuance costs				(4,812)	(4,857)
Total long-term debt, net of unamortized debt issuance costs				1,176,993	1,053,440
Less current maturities of long-term debt, net				72,422	672
Long-term debt, net				$1,104,571	$1,052,768

Maturities of long-term debt as of December 31, 2024 are as follows:

Year Ending December 31,	Long-term debt*
2025	$ 70,354
2026	357
2027	333
2028	20,318
2029	100,297
Thereafter	987,360

* Excludes maturities for finance lease obligations. See Note 15 for maturities for finance lease obligations.

Form 10-K

Dollar amounts in thousands unless otherwise stated

NOTE 8. LONG-TERM DEBT (Continued)

On October 22, 2024, Cal Water completed the sale and issuance of $125.0 million in First Mortgage Bonds (the Bonds) in a private placement. The Bonds, relating to Series 2, bear an interest rate of 5.22% per annum payable quarterly, and mature on October 22, 2054. The Bonds rank equally with all of Cal Water's other First Mortgage Bonds and are secured by liens on Cal Water's properties, subject to certain exceptions and permitted liens. Cal Water used the net proceeds from the sale of the Bonds to refinance existing indebtedness and for general corporate purposes. The Bonds were not registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

On October 4, 2011, Cal Water entered into a finance lease arrangement with the City of Hawthorne to operate the City's water system for a 15-year period. The $1.6 million and $2.4 million finance lease liability as of December 31, 2024 and 2023, respectively, is included in other long-term debt and current maturities set forth above.

NOTE 9. OTHER ACCRUED LIABILITIES

As of December 31, 2024 and 2023, other accrued liabilities were:

	2024	2023
Accrued and deferred compensation	$24,328	$22,512
Unearned revenue and customer deposits	12,517	13,488
Accrued benefits and workers' compensation claims	7,665	8,276
Uninsured loss reserve	2,405	5,954
Due to contracts and agencies	3,447	2,992
Current portion of operating lease	1,218	962
Other	4,691	5,422
Total other accrued liabilities	$56,271	$59,606

Dollar amounts in thousands unless otherwise stated

NOTE 10. INCOME TAXES

Income tax expense (benefit) consisted of the following:

	Federal	State	Total
2024			
Current	$ 4,179	$ 8,630	$12,809
Deferred	31,095	(1,415)	29,680
Total income tax	$35,274	$ 7,215	$42,489
2023			
Current	$ —	$ 3	$ 3
Deferred	508	(7,292)	(6,784)
Total income tax	$ 508	$(7,289)	$ (6,781)
2022			
Current	$ 1,857	$ 3	$ 1,860
Deferred	4,726	(211)	4,515
Total income tax	$ 6,583	$ (208)	$ 6,375

The Company's December 31, 2024, 2023, and 2022 qualified tax repairs and maintenance deductions totaled $193.5 million, $169.7 million, and $128.0 million, respectively.

At December 31, 2024, the Company had U.S. federal and U.S. state tax net operating loss carry-forwards of approximately $30.5 million and $187.8 million respectively. The U.S. federal and U.S. state net operating loss carry-forwards will both expire at various dates beginning in tax year 2028.

On June 27, 2024, California Senate Bill 167 (SB 167) was enacted into law. SB 167 provides for a three-year suspension of net operating losses under the California Corporation tax. Among other things, this new law temporarily disallows the use of state net operating losses for years beginning in 2024 through 2026.

The difference between the recorded and the statutory income tax expense is reconciled in the table below:

	2024	2023	2022
Statutory income tax	$ 48,840	$ 9,365	$ 21,344
Increase (reduction) in taxes due to:			
State income taxes net of federal tax benefit	16,234	3,718	7,383
Effect of regulatory treatment of fixed asset differences	(11,053)	(9,478)	(6,274)
Investment tax credits	(71)	(74)	(74)
AFUDC equity	(1,931)	(1,553)	(1,155)
Stock based stock compensation	962	677	455
TCJA refund	(11,508)	(11,618)	(13,919)
Other	1,016	2,182	(1,385)
Total income tax	$ 42,489	$ (6,781)	$ 6,375

Form 10-K

Dollar amounts in thousands unless otherwise stated

NOTE 10. INCOME TAXES (Continued)

The effect of regulatory treatment of fixed asset differences includes estimated repair and maintenance deductions and asset related flow through items.

On December 22, 2017, the U.S. government enacted expansive tax legislation commonly referred to as the TCJA. Among other provisions, the TCJA reduces the federal income tax rate from 35 percent to 21 percent beginning on January 1, 2018 and eliminated bonus depreciation for utilities. The TCJA required the Company to re-measure all existing deferred income tax assets and liabilities to reflect the reduction in the federal tax rate.

As of December 31, 2024, the TCJA tax liability was $76.5 million. The Company continues working with state regulators to finalize the TCJA tax liability to confirm compliance with the federal normalization rules.

The deferred tax assets and deferred tax liabilities as of December 31, 2024 and 2023, are presented in the following table:

	2024	2023
Deferred tax assets:		
Developer deposits for contributions in aid of construction	$ 34,353	$ 33,244
Net operating loss carry-forward and tax credits	14,183	29,406
Pension liability	18,993	16,896
Income tax regulatory liability	13,893	18,364
Operating leases liabilities	3,778	3,796
Other	2,019	3,614
Total deferred tax assets	87,219	105,320
Deferred tax liabilities:		
Property related basis and depreciation differences	482,124	437,224
WRAM/MCBA and interim rates balancing accounts	—	4,875
Operating lease-right to use asset	3,722	3,746
Other	12,456	12,237
Total deferred tax liabilities	498,302	458,082
Net deferred tax liabilities	$411,083	$352,762

Based on historical taxable income and future taxable income projections over the period in which the deferred assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the deductible differences.

The following table reconciles the changes in unrecognized tax benefits for the periods ended December 31, 2024, 2023, and 2022:

	2024	2023	2022
Balance at beginning of year	$16,291	$13,606	$15,850
Additions for tax positions taken during current year	3,019	2,685	1,955
Lapse of statute of limitations	—	—	(4,199)
Balance at end of year	$19,310	$16,291	$13,606

Dollar amounts in thousands unless otherwise stated

NOTE 10. INCOME TAXES (Continued)

The Company does not expect a material change in its unrecognized tax benefits within the next 12 months. The component of unrecognized tax benefits that, if recognized, would affect the effective tax rate as of December 31, 2024, was $5.6 million, with the remaining balance representing the potential deferral of taxes to later years.

The Company's federal income tax years subject to an examination are from 2017 to 2024 and the state income tax years subject to an examination are from 2013 to 2024.

NOTE 11. EMPLOYEE BENEFIT PLANS

Savings Plan

The Company sponsors a 401(k) qualified defined contribution savings plan that allows participants to contribute up to 50% of pre-tax compensation. Effective January 1, 2010, the Company matches 75 cents for each dollar contributed by the employee up to a maximum Company match of 6.0% of eligible earnings. Company contributions were $8.5 million, $8.2 million, and $7.1 million for the years 2024, 2023, and 2022, respectively.

Pension Plans

The Company provides a qualified, defined-benefit, non-contributory pension plan for substantially all employees. The accumulated benefit obligations of the pension plan were $524.0 million and $534.7 million as of December 31, 2024 and 2023, respectively. The fair value of pension plan assets was $750.0 million and $716.3 million as of December 31, 2024 and 2023, respectively.

The Company also maintains an unfunded, non-qualified, supplemental executive retirement plan (SERP). The unfunded SERP accumulated benefit obligations were $71.9 million and $74.1 million as of December 31, 2024 and 2023, respectively. Benefit payments under the SERP are paid currently. As a non-qualified plan, the SERP has no plan assets, however, the Company has a Rabbi trust designated to provide funding for SERP obligations. The Rabbi trust holds investments in marketable securities and corporate-owned life insurance. The recorded value of these investments was approximately $73.1 million and $66.7 million at December 31, 2024 and 2023, respectively, and is included in other noncurrent assets on the Consolidated Balance Sheets.

Expected payments to be made for the pension and SERP plans are shown in the table below:

Year Ending December 31,	Pension	SERP	Total
2025	$ 22,139	$ 3,136	$ 25,275
2026	23,923	3,409	27,332
2027	25,731	3,707	29,438
2028	27,667	4,083	31,750
2029	29,565	4,434	33,999
2030-2034	178,009	27,421	205,430
Total payments	$307,034	$46,190	$353,224

The expected benefit payments are based upon the same assumptions used to measure the Company's benefit obligation at December 31, 2024, and include estimated future employee service.

Dollar amounts in thousands unless otherwise stated

NOTE 11. EMPLOYEE BENEFIT PLANS (Continued)

The costs of the pension and retirement plans are charged to expense and utility plant. The Company makes annual contributions to fund the amounts accrued for pension cost.

Other Postretirement Plan

The Company provides substantially all active, permanent employees with medical, dental, and vision benefits through a self-insured plan. Employees retiring at or after age 58, along with their spouses and dependents, continue participation in the plan by payment of a premium. Plan assets are invested in mutual funds, short-term money market instruments and commercial paper based upon a similar asset mix to the pension plan. Retired employees are also provided with a $10,000 dollar life insurance benefit.

The Company records the costs of postretirement benefits other than pensions (PBOP) during the employees' years of active service. In 2024 and 2022, the Company recorded postretirement benefit expense of $0.6 million and $0.1 million, respectively. In 2023, postretirement benefit income of $2.9 million was recorded.

The expected benefit payments, net of retiree premiums and Medicare Part D subsidies, are shown in the table below.

Year Ending December 31,	Expected Benefit Payments Before Medicare Part D Subsidy	Effect of Medicare Part D Subsidy on Expected Benefit Payments	Expected Benefit Payments Net of Medicare Part D Subsidy
2025	$ 4,833	$ (262)	$ 4,571
2026	5,229	(292)	4,937
2027	5,687	(322)	5,365
2028	6,166	(357)	5,809
2029	6,545	(394)	6,151
2030-2034	40,376	(2,485)	37,891
Total payments	$68,836	$(4,112)	$64,724

Benefit Plan Assets

The Company actively manages pension and PBOP trust (Plan) assets. The Company's investment objectives are:

- Maximize the return on the assets, commensurate with the risk that the Company deems appropriate to meet the obligations of the Plan, minimize the volatility of the pension expense, and account for contingencies;
- Generate a rate of return for the total portfolio that equals or exceeds the actuarial investment rate assumption.

Additionally, the rate of return of the total fund is measured periodically against an index comprised of 60% MSCI AC World Investable Market Index and 40% Custom Fixed Income Benchmark that is a mix of U.S. Government and Corporate Bonds (50% Bloomberg Long Corporate/ 10% Long Treasury Index, 25% Bloomberg U.S. Government Long Term Bond Index, and 25%

Dollar amounts in thousands unless otherwise stated

NOTE 11. EMPLOYEE BENEFIT PLANS (Continued)

Bloomberg U.S. Treasury STRIPs 20+ Year Index). The index is consistent with the Company's rate of return objective and indicates the Company's long-term asset allocation objective.

The Company applies a risk management framework for managing the risks associated with employee benefit plan trust assets. The guiding principles of this risk management framework are the clear articulation of roles and responsibilities, appropriate delegation of authority, and proper accountability and documentation. Trust investment policies and investment manager guidelines include provisions to ensure prudent diversification, manage risk through appropriate use of physical direct asset holdings and derivative securities, and identify permitted and prohibited investments. The Company retains an investment manager to be the Company's Outsourced Chief Investment Officer (OCIO) and the OCIO was required to make investment decisions for Plan assets within the parameters of the Company's investment policies and guidelines.

The Company's target asset allocation percentages for major categories of the Plan assets are reflected in the table below:

	Minimum Exposure	Target	Maximum Exposure
Fixed Income	35%	40%	45%
Domestic Equity	35%	40%	45%
Emerging markets	3%	6%	9%
Non-U.S. Equities	11%	14%	17%

The fixed income category includes money market funds, short-term bond funds, and cash. The majority of fixed income investments range in maturities from less than 1 to 5 years.

The Company's target allocation percentages for the PBOP trust is similar to the pension plan.

The Company uses the following criteria to select investment funds:

- Fund past performance;
- Fund meets criteria of Employee Retirements Income Security Act (ERISA);
- Timeliness and completeness of fund communications and reporting to investors;
- Stability of fund management company;
- Fund management fees; and
- Administrative costs incurred by the Plan.

Plan Fair Value Measurements

The fair value measurements standard establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under the standard are described below:

Level 1—Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Dollar amounts in thousands unless otherwise stated

NOTE 11. EMPLOYEE BENEFIT PLANS (Continued)

Level 2—Inputs to the valuation methodology include:

- Quoted market prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability; and
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following tables present the fair value of plan assets by major asset category at December 31, 2024 and 2023:

	December 31, 2024							
	Pension Benefits				Other Benefits			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Fixed Income	$288	$—	$—	$ 288	$21,769	$—	$—	$ 21,769
Domestic Equity	—	—	—	—	7,039	—	—	7,039
Non U.S. Equities	—	—	—	—	7,390	—	—	7,390
Emerging markets	—	—	—	—	3,151	—	—	3,151
Assets measured at net asset value (NAV)	—	—	—	749,759	—	—	—	135,005
Total Plan Assets	$288	$—	$—	$750,047	$39,349	$—	$—	$174,354

	December 31, 2023							
	Pension Benefits				Other Benefits			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Fixed Income	$407	$—	$—	$ 407	$21,891	$—	$—	$ 21,891
Domestic Equity	—	—	—	—	6,437	—	—	6,437
Non U.S. Equities	—	—	—	—	7,268	—	—	7,268
Emerging markets	—	—	—	—	3,090	—	—	3,090
Assets measured at NAV	—	—	—	715,866	—	—	—	124,681
Total Plan Assets	$407	$—	$—	$716,273	$38,686	$—	$—	$163,367

The pension benefits fixed income category includes $0.3 million and $0.4 million of money market fund investments as of December 31, 2024 and 2023, respectively. The other benefits fixed income category includes $0.5 million and $0.3 million of money market fund investments as of December 31, 2024 and 2023, respectively.

Assets measured at NAV include investments in commingled funds that are comprised of fixed income and equity securities. These commingled funds are not publicly traded, and therefore no

Dollar amounts in thousands unless otherwise stated

NOTE 11. EMPLOYEE BENEFIT PLANS (Continued)

publicly quoted market price is readily available. The values of the commingled funds are measured at estimated fair value, which is determined based on the unit value of the funds and have not been classified in the fair value hierarchy tables above. There are no restrictions on the terms and conditions upon which the investments may be redeemed.

Changes in Plan Assets, Benefits Obligations, and Funded Status

The following table reconciles the funded status of the plans with the accrued pension liability and the net postretirement benefit liability as of December 31, 2024 and 2023:

	Pension Benefits		Other Benefits	
	2024	2023	2024	2023
Change in projected benefit obligation:				
Beginning of year	$ 710,769	$685,254	$134,733	$101,752
Service cost	23,421	22,159	6,048	4,489
Interest cost	36,244	34,190	6,900	5,219
Actuarial (gain) loss	(54,744)	(8,532)	(17,131)	27,208
Benefits paid, net of retiree premiums	(23,599)	(22,302)	(2,281)	(3,935)
End of year	$ 692,091	$710,769	$128,269	$134,733
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 716,273	$637,330	$163,367	$144,686
Actual return on plan assets	53,687	95,280	13,269	22,133
Employer contributions	3,686	5,965	—	189
Retiree contributions and Medicare part D subsidies	—	—	2,446	2,449
Benefits paid	(23,599)	(22,302)	(4,906)	(6,557)
Other adjustments	—	—	178	467
Fair value of plan assets at end of year	$ 750,047	$716,273	$174,354	$163,367
Funded status(1)	$ 57,956	$ 5,504	$ 46,085	$ 28,634
Unrecognized actuarial gain	(123,431)	(66,073)	(44,685)	(26,764)
Unrecognized prior service cost	2,154	2,680	1,273	1,428
Net amount recognized	$ (63,321)	$ (57,889)	$ 2,673	$ 3,298

(1) The short-term portion of the pension benefits was $3.1 million as of December 31, 2024 and $2.8 million as of December 31, 2023 and was recorded as part of other accrued liabilities on the Company's Consolidated Balance Sheets.

Form 10-K

Dollar amounts in thousands unless otherwise stated

NOTE 11. EMPLOYEE BENEFIT PLANS (Continued)

Amounts recognized on the balance sheet consist of:

	Pension Benefits		Other Benefits	
	2024	2023	2024	2023
Noncurrent assets(1)	$ 142,607	$ 91,051	$ 46,085	$ 28,634
Accrued benefit costs	—	—	(1)	(1)
Accrued benefit liability(2)	(84,651)	(85,547)	—	—
Regulatory liabilities(3)	(131,297)	(63,393)	(43,411)	(25,335)
Accumulated other comprehensive loss(4)	10,020	—	—	—
Net amount recognized	$ (63,321)	$(57,889)	$ 2,673	$ 3,298

(1) Noncurrent assets represent the overfunded status of the employee pension plan and PBOP plan in 2024 and 2023. The amounts are included in other noncurrent assets on the Consolidated Balance Sheets.

(2) Accrued benefit liability represents the underfunded status of the SERP plan in 2024 and 2023. The amounts are included in pension on the Consolidated Balance Sheets.

(3) Changes in the funded status of the plans that would be recorded in accumulated other comprehensive income for an unregulated entity are recorded as regulatory assets and liabilities as the Company believes it is probable that an amount equal to the regulatory asset or liability will be collected or refunded through the setting of future rates.

(4) As a result of Cal Water's 2021 GRC decision that was issued in March of 2024, SERP expenses were disallowed to be recovered from Cal Water's customers. At this time, the Company believes it is not probable that SERP costs will be recovered in rates for the three-year period in which the 2021 GRC is in effect. As a result, the Company has reclassified its SERP regulatory asset for Cal Water to accumulated other comprehensive loss in accordance with generally accepted accounting principles.

Valuation Assumptions

Below are the actuarial assumptions used in determining the benefit obligation for the benefit plans:

	Pension Benefits		Other Benefits	
	2024	2023	2024	2023
Weighted average assumptions as of December 31:				
Discount rate—employee pension plan	5.89%	5.25%	—	—
Discount rate—SERP	5.82%	5.19%	—	—
Discount rate—other benefits	—	—	5.88%	5.25%
Long-term rate of return on plan assets	7.59%	7.56%	7.43%	7.41%
Rate of compensation increases—employee pension plan	4.25%	4.25%	—	—
Rate of compensation increases—SERP	5.00%	5.00%	—	—
Cost of living adjustment	2.20%	2.23%	—	—

Dollar amounts in thousands unless otherwise stated

NOTE 11. EMPLOYEE BENEFIT PLANS (Continued)

The long-term rate of return assumption is the expected rate of return on a balanced portfolio invested roughly 60% in equities and 40% in fixed income securities. Returns on equity investments were estimated based on estimates of dividend yield and real earnings added to a 2.20% long-term inflation rate. For the pension plans and other benefits, the assumed long-term rate of return was 8.31% for domestic equities and 9.08% for foreign equities. Returns on fixed income investments were projected based on investment maturities and credit spreads added to a 2.20% long-term inflation rate. For the pension and other benefit plans, the assumed long-term rate of return was 5.42% and 5.10%, respectively, for fixed income investments. The Company is using a long-term rate of return of 7.59% for the pension plan and 7.43% for the other benefit plan.

Components of Net Periodic Benefit Cost

Net periodic benefit costs for the pension and other postretirement plans for the years ended December 31, 2024 and 2023, included the following components:

	Pension Plan			Other Benefits		
	2024	2023	2022	2024	2023	2022
Service cost	$ 23,421	$ 22,159	$ 34,847	$ 6,048	$ 4,489	$ 6,830
Interest cost	36,244	34,190	25,596	6,900	5,219	4,009
Expected return on plan assets	(52,941)	(53,684)	(45,228)	(11,949)	(10,543)	(9,927)
Net amortization and deferral	2,394	(3,043)	5,781	(375)	(2,019)	(824)
Net periodic (income) cost	$ 9,118	$ (378)	$ 20,996	$ 624	$ (2,854)	$ 88

Service cost portion of the pension plan and other postretirement benefits is recognized in administrative and general within the Consolidated Statements of Operations. Other components of net periodic benefit costs include interest costs, expected return on plan assets, amortization of prior service costs, and recognized net actuarial loss and are reported together as other components of net periodic benefit cost within the Consolidated Statements of Operations.

Below are the actuarial assumptions used in determining the net periodic benefit costs for the benefit plans, which uses the end of the prior year as the measurement date:

	Pension Benefits		Other Benefits	
	2024	2023	2024	2023
Weighted average assumptions as of December 31:				
Discount rate—employee pension plan	5.25%	5.27%	—	—
Discount rate—SERP	5.19%	5.24%	—	—
Discount rate—other benefits	—	—	5.25%	5.27%
Long-term rate of return on plan assets	7.56%	7.50%	7.41%	7.36%
Rate of compensation increases—employee pension plan	4.25%	4.28%	—	—
Rate of compensation increases—SERP	5.00%	5.00%	—	—
Cost of living adjustment	2.23%	2.25%	—	—

Form 10-K

Dollar amounts in thousands unless otherwise stated

NOTE 11. EMPLOYEE BENEFIT PLANS (Continued)

The health care cost trend rate assumption has a significant effect on the amounts reported. For 2024 measurement purposes, the Company assumed a 7.0% annual rate of increase in the per capita cost of covered benefits with the rate decreasing to 6.8% by 2025, then gradually grading down to 4.0% by 2062.

The Company intends to make annual contributions that meet the funding requirements of ERISA. The Company estimates in 2025 that the annual contribution to the pension plans will be $5.2 million and no annual contribution to the other postretirement plan.

NOTE 12. ACCUMULATED OTHER COMPREHENSIVE LOSS

In Cal Water's 2021 GRC decision that was issued in March of 2024, supplemental executive retirement plan (SERP) expenses were not approved to be recovered from customers for the years 2023, 2024 and 2025. Without regulatory recovery, Cal Water no longer meets the regulatory asset recognition criteria to record the unrecognized prior service costs and actuarial gain and loss amounts related to the SERP as a regulatory asset. Beginning in 2024, the Company has applied compensation recognition guidance and recorded the unrecognized prior service costs and actuarial gains and losses to other comprehensive loss.

The table below presents changes in Accumulated Other Comprehensive Loss (AOCL), net of tax, by component:

	2024	2023
Beginning balance	$ —	$—
Other comprehensive loss before reclassifications	(8,392)	—
Amounts reclassified from AOCL	1,175	—
Ending balance	$(7,217)	$—

The table below presents amounts reclassified out of AOCL by component and the Consolidated Statements of Operations location of those amounts reclassified as of December 31, 2024 and 2023.

	Amounts Reclassified from AOCL	
	2024	2023
Amortization of defined benefit pension items(1)		
Prior service cost	$ (81)	$—
Net actuarial loss	1,712	—
Total before tax	1,631	—
Tax benefit(2)	(456)	—
Total reclassification for the period, net of tax	$1,175	$—

(1) Amortization of these items is included in other components of net periodic benefit cost in other income and expenses on the Consolidated Statements of Operations.

(2) The tax benefit is included within income tax expense on the Consolidated Statements of Operations.

Dollar amounts in thousands unless otherwise stated

NOTE 13. STOCK-BASED COMPENSATION

The Company's 2024 Equity Incentive Plan (2024 Plan) was adopted by the Board of Directors and approved by stockholders on May 29, 2024. The Company reserved 1,600,000 shares of common stock for awards the Company is authorized to issue pursuant to the 2024 Plan. In addition, the Company has 158,950 shares available for issuance from the legacy equity incentive plan.

In 2024, the Company granted RSAs to Officers and members of the Board of Directors (Directors). Generally, an RSA represents the right to receive a share of the Company's common stock and is valued based on the fair market value of the Company's common stock at the date of grant. The 2024 RSAs granted to Officers vest over 33 months with the first 9 months cliff vesting. RSAs granted to the Directors in 2024 vest at the end of 9 months. The 2024 RSAs are recognized as expense evenly over 33 months for the shares granted to Officers and 9 months for the shares granted to the Directors. As of December 31, 2024, there was approximately $2.1 million of total unrecognized compensation cost related to RSAs. The cost is expected to be recognized over a weighted average period of 1.3 years.

A summary of the status of the outstanding RSAs as of December 31, 2024 is presented below:

	Number of RSA Shares	Weighted-Average Grant-Date Fair Value
RSAs at January 1, 2024	53,303	$55.48
Granted	58,556	$49.62
Vested	(40,879)	$55.44
Forfeited	(631)	$55.62
RSAs at December 31, 2024	70,349	$50.63

In 2024, the Company granted performance-based Restricted Stock Units (RSUs) to Officers. Generally, an RSU represents the right to receive a share of the Company's common stock, cash or a combination of both. The 2024 RSU awards may be earned upon the completion of a 33 months performance period. Whether RSUs are earned at the end of the performance period will be determined based on the achievement of certain performance objectives set by the Organization and Compensation Committee of the Board of Directors in connection with the issuance of the RSUs. The performance objectives are based on the Company's business plan covering the performance period. The performance objectives include achieving the budgeted return on equity, growth in stockholders' equity, and application submission targets of grant funding. Depending on the results achieved during the 33 months performance period, the actual number of shares that a grant recipient receives at the end of the performance period may range from 0% to 200% of the target RSUs granted, provided that the grantee is continuously employed by the Company through the vesting date. If prior to the vesting date employment is terminated by reason of death, disability or normal retirement, then a pro rata portion of this award will vest. The RSUs are recognized as expense ratably over the 33 months performance period using a fair market value of the Company's common stock at the date of grant and an estimated number of RSUs earned during the performance period. As of December 31, 2024, there was approximately $3.6 million of total unrecognized compensation cost related to RSUs. The cost is expected to be recognized over a weighted average period of 1.5 years.

Dollar amounts in thousands unless otherwise stated

NOTE 13. STOCK-BASED COMPENSATION (Continued)

A summary of the status of the outstanding RSUs as of December 31, 2024 is presented below:

	Number of RSU Shares	Weighted-Average Grant-Date Fair Value
RSUs at January 1, 2024	93,078	$55.41
Granted	66,821	$49.62
Performance share award adjustment	13,735	$53.96
Vested	(36,394)	$53.96
Forfeited	(3,574)	$55.89
RSUs at December 31, 2024	133,666	$52.75

The Company has recorded compensation costs for the RSAs and RSUs which are included in administrative and general operating expenses in the amount of $3.5 million for 2024 and $2.7 million for 2023.

NOTE 14. FAIR VALUE OF FINANCIAL INSTRUMENTS

The accounting guidance for fair value measurements and disclosures provides a single definition of fair value and requires certain disclosures about assets and liabilities measured at fair value. A hierarchical framework for disclosing the observability of the inputs utilized in measuring assets and liabilities at fair value is established by this guidance. The three levels in the hierarchy are described in Note 11—Employee Benefit Plans.

Specific valuation methods include the following:

Cash, Accounts receivable, short-term borrowings, and accounts payable carrying amounts approximated the fair value because of the short-term maturity of the instruments.

Long-term debt fair values were estimated using the published quoted market price, if available, or the discounted cash flow analysis, based on the current rates available using a risk-free rate (a U.S. Treasury securities yield curve) plus a risk premium of 0.7%.

	December 31, 2024				
		Fair Value			
	Cost	Level 1	Level 2	Level 3	Total
Long-term debt, including current maturities, net	$1,176,993	$—	$998,401	$—	$998,401

	December 31, 2023				
		Fair Value			
	Cost	Level 1	Level 2	Level 3	Total
Long-term debt, including current maturities, net	$1,053,440	$—	$965,444	$—	$965,444

Dollar amounts in thousands unless otherwise stated

NOTE 15. CONTINGENCIES AND COMMITMENTS

Contingencies

From time to time, the Company is involved in various disputes and litigation matters that arise in the ordinary course of business. The status of each significant matter is reviewed and assessed for potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount of the range of loss can be estimated, a liability is accrued for the estimated loss in accordance with the accounting standards for contingencies. Legal proceedings are subject to uncertainties, and the outcomes are difficult to predict. Because of such uncertainties, accruals are based on the best information available at the time.

Groundwater Contamination

The Company has undertaken litigation against third parties to recover past and future costs related to ground-water contamination in its service areas. The cost of litigation is generally expensed as incurred and any settlement is first offset against such costs. The CPUC's general policy requires all proceeds from contamination litigation to be used first to pay transactional expenses, then to make customers whole for water treatment costs to comply with the CPUC's water quality standards. The CPUC allows for a risk-based consideration of contamination proceeds which exceed the costs of the remediation described above and may result in some sharing of proceeds with the shareholder, determined on a case-by-case basis. The CPUC has authorized various memorandum accounts that allow the Company to track significant litigation costs to request recovery of these costs in future filings.

Other Legal Matters

While the probable outcome of disputes and litigation matters, including those concerning groundwater contamination, cannot be predicted with any certainty, management does not believe when taking into account existing reserves the ultimate resolution of these matters will materially affect the Company's financial position, results of operations, or cash flows. The Company has recognized a liability of $2.4 million for all known legal matters as of December 31, 2024 primarily due to potable water main leaks and other work related legal matters. The cost of litigation is expensed as incurred and any settlement is first offset against such costs. Any settlement in excess of the cost to litigate is accounted for on a case-by-case basis, dependent on the nature of the settlement.

Commitments

Water Supply Contracts

The Company has long-term commitments to purchase water from water wholesalers. The commitments are noted in the table below.

	Water Supply Contracts*
2025	$ 39,650
2026	39,654
2027	39,655
2028	39,652
2029	39,652
Thereafter	486,150

Form 10-K

Dollar amounts in thousands unless otherwise stated

NOTE 15. CONTINGENCIES AND COMMITMENTS (Continued)

---

* Estimated annual contractual obligations are based on the same payment levels as 2024.

The Company has a long-term contract with Valley Water that requires the Company to purchase minimum annual water quantities. Purchases are priced at the districts then-current wholesale water rate. The Company operates to purchase sufficient water to equal or exceed the minimum quantities under the contract. The total paid to Valley Water was $15.2 million in 2024, $12.6 million in 2023, and $11.3 million in 2022.

The Company also has a water supply contract with Stockton East Water District (SEWD) that requires a fixed monthly payment. Each year, the fixed monthly payment is adjusted for changes to SEWD's costs. The total paid under the contract was $14.3 million in 2024, $11.5 million in 2023, and $15.3 million in 2022.

On September 21, 2005, the Company entered into an agreement with Kern County Water Agency (Agency) to obtain treated water for the Company's operations. The term of the agreement is to January 1, 2035, or until the repayment of the Agency's bonds (described hereafter) occurs. Under the terms of the agreement, the Company is obligated to purchase approximately 20,500 acre feet of treated water per year. The Company is obligated to pay the capital facilities charge and the treated water charge regardless of whether it can use the water in its operation, and is obligated for these charges even if the Agency cannot produce an adequate amount to supply the 20,500 acre feet in the year. This agreement supersedes a prior agreement with the Agency for the supply of 11,500 acre feet of water per year.

Three other parties, including the City of Bakersfield, are also obligated to purchase a total of 32,500 acre feet per year under separate agreements with the Agency. Further, the Agency has the right to proportionally reduce the water supply provided to all of the participants if it cannot produce adequate supplies. If any of the other parties does not use its allocation, that party is obligated to pay its contracted amount.

If any of the parties were to default on making payments of the capital facilities charge, then the other parties are obligated to pay for the defaulting party's share on a pro-rata basis. If there is a payment default by a party and the remaining parties have to make payments, they are also entitled to a pro-rata share of the defaulting party's water allocation.

The Company expects to use all its annual entitled water in its operations. In addition, if the Company were to pay for and receive additional amounts of water due to a default of another participating party; the Company believes it could use this additional water in its operations without incurring substantial incremental cost increases. If additional treated water is available, all parties have an option to purchase this additional treated water, subject to the Agency's right to allocate the water among the parties.

The total obligation of all parties, excluding the Company, is approximately $82.4 million to the Agency. Based on the credit worthiness of the other participants, which are government entities, it is believed to be highly unlikely that the Company would be required to assume any other parties' obligations under the contract due to their default.

The Company pays a capital facilities charge and charges related to treated water that together total $12.8 million annually, which equates to $624.27 dollars per acre foot. Total treated water charge for 2024 was $4.4 million. As treated water is being delivered, the Company will also be obligated for

Dollar amounts in thousands unless otherwise stated

NOTE 15. CONTINGENCIES AND COMMITMENTS (Continued)

the Company's portion of the operating costs; that portion is currently estimated to be $105.49 dollars per acre foot. The actual amount will vary due to variations from estimates, inflation, and other changes in the cost structure. Our overall estimated cost of $624.27 dollars per acre foot is less than the estimated cost of procuring untreated water (assuming water rights could be obtained) and then providing treatment.

On August 16, 2022, BVRT Utility Holding Company (BVRT), a majority owned subsidiary of Texas Water, entered into a long-term water supply agreement with the Guadalupe Blanco River Authority (GBRA) through its wholly owned subsidiary, Camino Real Utility (Camino Real). The Company has provided a limited guarantee to GBRA for the agreed upon obligations. GBRA is a water conservation and reclamation district established by the Texas Legislature that oversees water resources for 10 counties. Under the terms of the agreement with GBRA, Camino Real is contracted to receive up to 2,419 acre-feet of potable water annually. The GBRA agreement involves four off-takers, including Camino Real, and GBRA plans to extend a potable water pipeline from the City of Lockhart to the City of Mustang Ridge and surrounding areas. Camino Real is contracted to be the utility service provider in this area of the Austin metropolitan region and to provide potable water, recycled water, and wastewater services to portions of the City of Mustang Ridge and surrounding areas. In 2022, Camino Real committed $21.5 million for its share of the cost of the pipeline project. In 2023, Camino Real committed an additional $22.3 million for its share of the cost of the pipeline project. As of December 31, 2024, this committed cash has not been transferred to GBRA and is classified as part of restricted cash on the Consolidated Balance Sheets. The Company currently expects this committed cash to be transferred to GBRA in the first half of 2025.

Leases

The Company has operating and finance leases for water systems, offices, land easements, licenses, equipment, and other facilities. The leases generally have remaining lease terms of 1 year to 50 years, some of which include options to extend the lease for up to 25 years. The exercise of lease renewal options is at the Company's sole discretion. Most of the Company's lease agreements contain mutual termination options that require prior written notice by either lessee or lessor. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. Certain leases include options to purchase the leased property. The depreciable life of the assets and leasehold improvements are limited by the expected lease term, unless there is a transfer of title or purchase option that is reasonably certain of exercise. Leases with an initial term of 12 months or less are not recorded on the Consolidated Balance Sheets as the Company applied the short-term lease exception allowed by FASB guidance. Lease expense for these leases is recognized on a straight-line basis over the lease term. A subset of the Company's leases contains variable lease payments that depend on changes in the CPI.

The Company determines if an arrangement is a lease at contract inception. Generally, a lease agreement exists if the Company determines that the arrangement gives the Company control over the use of an identified asset and obtains substantially all of the benefits from the identified asset.

The right-of-use (ROU) assets that are recorded represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company's operating leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at commencement date in determining the present

Form 10-K

Dollar amounts in thousands unless otherwise stated

NOTE 15. CONTINGENCIES AND COMMITMENTS (Continued)

value of lease payments. The ROU asset and lease liability may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Variable lease payments that are based on changes in CPI are included in the measurement of ROU asset and lease liability on the basis of the rate at lease commencement. Subsequent changes to the payments as a result of changes to the CPI rate are recognized in the period in which the obligation of these payments is incurred.

Supplemental balance sheet information related to leases was as follows:

	As of December 31, 2024	As of December 31, 2023
Operating leases		
Other assets: Other	$13,301	$13,387
Other accrued liabilities	$1,218	$962
Other long-term liabilities	12,285	12,605
Total operating lease liabilities	$13,503	$13,567
Finance leases		
Depreciable plant and equipment	$18,761	$19,087
Accumulated depreciation and amortization	(16,102)	(14,339)
Net utility plant	$2,659	$4,748
Current maturities of long-term debt, net	$2,099	$844
Long-term debt, net	688	3,057
Total finance lease liabilities	$2,787	$3,901
Weighted average remaining lease term		
Operating leases	100 months	112 months
Finance leases	17 months	29 months
Weighted average discount rate		
Operating leases	3.8%	3.6%
Finance leases	5.6%	5.5%

Dollar amounts in thousands unless otherwise stated

NOTE 15. CONTINGENCIES AND COMMITMENTS (Continued)

The components of lease expense were as follows:

	2024	2023
Operating lease cost	$2,540	$2,520
Finance lease cost:		
Amortization of right-of-use assets	$1,788	$1,609
Interest on lease liabilities	181	190
Total finance lease cost	$1,969	$1,799
Short-term lease cost	$1,216	$1,442
Variable lease cost	553	549
Total lease cost	$6,278	$6,310

Supplemental cash flow information related to leases was as follows:

	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$2,553	$2,534
Operating cash flows from finance leases	$ 181	$ 190
Financing cash flows from finance leases	$1,120	$1,400
Non-cash activities: right-of-use assets obtained in exchange for lease obligations:		
Operating leases	$1,881	$ 558
Finance leases	$ —	$ (61)

Maturities of lease liabilities as of December 31, 2024 are as follows:

Year Ending December 31,	Operating Leases	Finance Leases
2025	$ 2,485	$2,233
2026	2,266	705
2027	2,033	—
2028	1,604	—
2029	1,528	—
Thereafter	5,490	—
Total lease payments	15,406	2,938
Less imputed interest	(1,903)	(151)
Total	$13,503	$2,787

NOTE 16. SEGMENT INFORMATION

The Company principally provides water and water-related utility services in California, Washington, New Mexico, Hawaii, and Texas. The Company's operating segments were aggregated

Form 10-K

Dollar amounts in thousands unless otherwise stated

NOTE 16. SEGMENT INFORMATION (Continued)

into one reportable segment as the operating segments provide similar services and operate in similar regulatory environments. The Company defines its segments on the basis of the way in which internally reported financial information is regularly reviewed by the chief operating decision maker (CODM) to analyze financial performance, make decisions, and allocate resources.

The Company's CODM is the Chairman, President and Chief Executive Officer. The CODM assesses performance of the segment and decides how to allocate resources on a consolidated basis based on consolidated net income. The CODM uses consolidated net income to evaluate income generated from the segment in making operating, capital, and business decisions.

The CODM is regularly provided with only the consolidated operating expenses at the same level of detail as noted on the face of the Consolidated Statements of Operations. Total assets are also provided as noted on the face of the Consolidated Balance Sheets.

No single customer comprised 10% or more of the Company's consolidated operating revenue from billings in 2024, 2023, or 2022. In addition, the receivables balance attributable to any single customer did not comprise 10% or more of the Company's total customer accounts receivables as of December 31, 2024 or December 31, 2023.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.*

None.

Item 9A. *Controls and Procedures.*

Management's Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.

In designing and evaluating the disclosure controls and procedures, management, including the Chief Executive Officer and Chief Financial Officer, recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Accordingly, our disclosure controls and procedures have been designed to provide reasonable assurance of achieving these objectives.

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2024. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures were effective at a reasonable assurance level.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended). Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in "Internal Control—Integrated Framework (2013)". Management has concluded that, as of December 31, 2024 our internal control over financial reporting is effective based on these criteria. Our independent registered public accounting firm, Deloitte & Touche LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2024, as stated in their report, which is included in Item 8 and incorporated herein.

Changes to Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the fourth quarter of 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information.*

(b) Trading Plans

During the last fiscal quarter, no director or Section 16 officer of the Company adopted or terminated any Rule 10b5-1 or non-Rule 10b5-1 trading arrangement (as defined under SEC rules).

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.*

Not applicable.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance.*

The information required by this Item as to directors of the Company and the Company's Audit Committee is contained in the sections captioned "Board Structure and Independence," "Proposal No. 1—Election of Directors," "Transactions Involving Stock—Insider Trading Policy" and, as applicable, "Delinquent Section 16(a) Reports" of the definitive Proxy Statement for our Annual Meeting of Stockholders to be held on or about May 28, 2025 (the "2025 Proxy Statement"), and is incorporated herein by reference.

Information required by this Item regarding executive officers is included in a separate section captioned "Information About Our Executive Officers" contained in Part I of this annual report.

We have adopted codes of ethics that apply to all of our directors, officers, and employees, including our principal executive, financial and accounting officers, or persons performing similar functions. Our codes of ethics are posted on our corporate governance website located at http://www.calwatergroup.com. In addition, amendments to the codes of ethics and any grant of a waiver from a provision of the codes of ethics requiring disclosure under applicable SEC and NYSE rules will be disclosed at the same location as the codes of ethics on our corporate governance website located at http://www.calwatergroup.com within four business days of such amendment or waiver.

Item 11. *Executive Compensation.*

The information required by this Item is contained under the captions "Compensation Discussion and Analysis," "Report of the Organization and Compensation Committee of the Board on Executive Compensation," and "Organization and Compensation Committee Interlocks and Insider Participation" of the 2025 Proxy Statement and is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The information required by this Item regarding security ownership of certain beneficial owners and management is contained in the section captioned "Stock Ownership of Management and Certain Beneficial Owners" of the 2025 Proxy Statement and is incorporated herein by reference.

The following table represents securities authorized to be issued under our equity compensation plans:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Rights (a)(1)	Weighted-Average Exercise Price of Outstanding Rights(1)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))(2)
Equity compensation plans approved by security holders	133,666	$52.75	2,861,972
Equity compensation plans not approved by security holders	—	—	—
Total	133,666	$52.75	2,861,972

(1) Represents restricted stock units, which have no exercise price and are not included in the weighted-average exercise price of outstanding rights.

(2) Includes issuable shares from the Company's Equity Incentive Plan and employee stock purchase plan.

Item 13. *Certain Relationships and Related Transactions and Director Independence.*

The information required by this Item is contained in the sections captioned "Certain Related Persons Transactions" and "Board Structure" of the 2025 Proxy Statement and is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services.*

Information about aggregate fees billed to us by our principal accountant, Deloitte & Touche LLP (PCAOB ID No. 34) will be presented in the sections captioned "Report of the Audit Committee" and "Relationship with the Independent Registered Public Accounting Firm" of the 2025 Proxy Statement and is incorporated herein by reference.

Form 10-K

PART IV

Item 15. *Exhibits, Financial Statement Schedules.*

(a) As part of this Form 10-K, the following documents are being filed:

1. *Financial Statement:* See "Index to Consolidated Financial Statements" in Part II, Item 8 of this Form 10-K.

2. *Financial Statement Schedules:* No financial statement schedules are being included since the information otherwise required is included in the financial statements and the notes thereto.

3. *Exhibits:* The exhibits listed in the accompanying index to exhibits are filed or incorporated by reference.

EXHIBIT INDEX

Unless filed with this Form 10-K, the documents listed are incorporated by reference to the filings referred to:

Exhibit Number

1.1   Equity Distribution Agreement, dated as of April 29, 2022, between California Water Service Group and Morgan Stanley & Co. LLC, Robert W. Baird & Co. Incorporated, Blaylock Van, LLC, Wells Fargo Securities, LLC, Janney Montgomery Scott LLC and Samuel A. Ramirez & Company, Inc. (incorporated by reference to the Company's Form 8-K filed April 29, 2022)

3.1   Certificate of Incorporation of California Water Service Group (Exhibit 3.1 to the Quarterly Report on Form 10-Q filed August 9, 2006)

3.2   Certificate of Amendment to Certificate of Incorporation of California Water Service Group (Exhibit 3.1 to the Current Report on Form 8-K filed June 10, 2011)

3.3   Certificate of Amendment to Amended Certificate of Incorporation of California Water Service Group (Exhibit 3.3 to the Quarterly Report on Form 10-Q filed July 28, 2022)

3.4   Certificate of Amendment to Amended Certificate of Incorporation of California Water Service Group (Exhibit 3.4 to the Quarterly Report on Form 10-Q filed July 27, 2023)

3.5   Amended and Restated Bylaws of California Water Service Group, as amended on February 28, 2024 (Exhibit 3.5 to the Annual Report on Form 10-K filed February 29, 2024)

4.1   Certificate of Designations regarding Series D Participating Preferred Stock, as filed with Delaware Secretary of State on September 16, 1999 (Exhibit 4.2 to Annual Report on Form 10-K for the year ended December 31, 2003)

4.2   Certificate of Elimination of the Series D Participating Preferred Stock, as filed with Delaware Secretary of State on February 27, 2019 (Exhibit 4.2 to Annual Report on Form 10-K for the year ended December 31, 2018)

4.3   Thirty-Ninth Supplemental Indenture dated as of April 17, 2009, between California Water Service Company and U.S. Bank National Association, as Trustee (Exhibit 4.1 to Current Report on Form 8-K filed April 21, 2009)

4.4   Forty-Third Supplemental Indenture dated as of April 17, 2009, between California Water Service Company and U.S. Bank National Association, as Trustee, covering 7.28% First Mortgage Bonds due 2025, Series AAA. (Exhibit 4.5 to Current Report on Form 8-K filed April 21, 2009)

4.5   Forty-Fourth Supplemental Indenture dated as of April 17, 2009, between California Water Service Company and U.S. Bank National Association, as Trustee, covering 6.77% First Mortgage Bonds due 2028, Series BBB. (Exhibit 4.6 to Current Report on Form 8-K filed April 21, 2009)

4.6   Forty-Fifth Supplemental Indenture dated as of April 17, 2009, between California Water Service Company and U.S. Bank National Association, as Trustee, covering 8.15% First Mortgage Bonds due 2030, Series CCC. (Exhibit 4.7 to Current Report on Form 8-K filed April 21, 2009)

4.7   Forty-Sixth Supplemental Indenture dated as of April 17, 2009, between California Water Service Company and U.S. Bank National Association, as Trustee, covering 7.13% First Mortgage Bonds due 2031, Series DDD. (Exhibit 4.8 to Current Report on Form 8-K filed April 21, 2009)

Exhibit Number	
4.8	Forty-Seventh Supplemental Indenture dated as of April 17, 2009, between California Water Service Company and U.S. Bank National Association, as Trustee, covering 7.11% First Mortgage Bonds due 2032, Series EEE. (Exhibit 4.9 to Current Report on Form 8-K filed April 21, 2009)
4.9	Fifty-Seventh Supplemental Indenture dated as of April 17, 2009, between California Water Service Company and U.S. Bank National Association, as Trustee, covering 6.02% First Mortgage Bonds due 2031, Series OOO. (Exhibit 4.19 to Current Report on Form 8-K filed April 21, 2009)
4.10	Fifty-Eighth Supplemental Indenture dated as of November 22, 2010, between California Water Service Company and U.S. Bank National Association, as Trustee, covering 5.50% First Mortgage Bonds due 2040, Series PPP. (Exhibit 4.1 to Current Report on form 8-K filed November 22, 2010).
4.11	Sixty-Second Supplemental Indenture dated as of June 11, 2019, between California Water Service Company and U.S. Bank National Association, as Trustee, covering 3.40% First Mortgage Bonds due 2029, Series VVV, 4.07% First Mortgage Bonds due 2049, Series WWW, and 4.17% First Mortgage Bonds due 2059, Series YYY (Exhibit 10.1 to the Current Report on Form 8-K filed June 18, 2019)
4.12	Sixty-Third Supplemental Indenture dated as of May 11, 2021, between California Water Service Company and U.S. Bank National Association, as Trustee, covering 2.87% First Mortgage Bonds due 2051, Series ZZZ and 3.02% First Mortgage Bonds due 2061, Series 1 (Exhibit 10.1 to the Current Report on Form 8-K filed May 11, 2021)
4.13	Sixty-Fourth Supplemental Indenture dated as of October 22, 2024, between California Water Service Company and U.S. Bank Trust Company, National Association, as trustee, covering 5.22% First Mortgage Bonds due 2054, Series 2 (Exhibit 10.1 to the Current Report on Form 8-K filed October 22, 2024)
4.14	The Company agrees to furnish upon request to the Securities and Exchange Commission a copy of each instrument defining the rights of holders of long-term debt of the Company.
4.15	Description of securities (Exhibit 4.15 to the Annual Report on Form 10-K filed February 29, 2024)
10.1	Water Supply Contract between Cal Water and County of Butte relating to Cal Water's Oroville District; Water Supply Contract between Cal Water and the Kern County Water Agency relating to Cal Water's Bakersfield District; Water Supply Contract between Cal Water and Stockton East Water District relating to Cal Water's Stockton District. (Exhibits 5(g), 5(h), 5(i), 5(j), Registration Statement No. 2-53678, which exhibits are incorporated by reference to Annual Report on Form 10-K for the year ended December 31, 1974)
10.2	Water Supply Contract between the City and County of San Francisco and wholesale customers in Alameda County, San Mateo County and Santa Clara County for a term of twenty-five years beginning on July 1, 2009 and ending on June 30, 2034. The agreement was dated June 24, 2009. (Exhibit 10.3 to Quarterly Report on Form 10-Q for the quarter ending September 30, 2009).
10.3	Water Supply Contract dated July 1, 2009 between the City and County of San Francisco and California Water Service Company to provide water to Bear Gulch and Bayshore service areas for a term of twenty-five years beginning July 1, 2009 and ending June 30, 2034. (Exhibit 10.4 to Quarterly Report on Form 10-Q for the quarter ending September 30, 2009).

Exhibit Number	
10.4	Water Supply Contract dated January 27, 1981, between Cal Water and the Santa Clara Valley Water District relating to Cal Water's Los Altos District (Exhibit 10.3 to Annual Report on Form 10-K for the year ended December 31, 1992)
10.5	Amendments No. 3, 6 and 7 and Amendment dated June 17, 1980, to Water Supply Contract between Cal Water and the County of Butte relating to Cal Water's Oroville District. (Exhibit 10.5 to Annual Report on Form 10-K for the year ended December 31, 1992)
10.6	Amendment dated May 31, 1977, to Water Supply Contract between Cal Water and Stockton East Water District relating to Cal Water's Stockton District. (Exhibit 10.6 to Annual Report on Form 10-K for the year ended December 31, 1992)
10.7	Second Amended Contract dated September 25, 1987, among Stockton East Water District, California Water Service Company, the City of Stockton, the Lincoln Village Maintenance District, and the Colonial Heights Maintenance District Providing for the Sale of Treated Water. (Exhibit 10.7 to Annual Report on Form 10-K for the year ended December 31, 1987)
10.8	Water Supply Contract dated April 19, 1927, and Supplemental Agreement dated June 5, 1953, between Cal Water and Pacific Gas and Electric Company relating to Cal Water's Oroville District. (Exhibit 10.9 to Annual Report on Form 10-K for the year ended December 31, 1992)
10.9	Water Supply Agreement dated September 25, 1996, between the City of Bakersfield and California Water Service Company. (Exhibit 10.18 to Quarterly Report on Form 10-Q for the quarter ended September 30, 1996)
10.10	Water Supply Contract dated November 16, 1994, between California Water Service Company and Alameda County Flood Control and Water Conservation District relating to Cal Water's Livermore District (Exhibit 10.15 to Annual Report on Form 10-K for the year ended December 31, 1994)
10.11	California Water Service Group Directors' Retirement Plan (As amended and restated on February 22, 2006) (Exhibit 10.14 to the Annual Report on Form 10-K for the year ended December 31, 2005)
10.12	Credit Agreement dated as of March 31, 2023 among California Water Service Group and certain of its subsidiaries from time to time party thereto, as borrowers, Bank of America, N.A., as administrative agent, swing line lender and letter of credit issuer, BofA Securities, Inc., as sole lead arranger and sole bookrunner, CoBank, ACB, and U.S. Bank National Association as co-syndication agents, Bank of China, Los Angeles Branch as documentation agent, and the other lender parties thereto (Exhibit 10.2 to the Current Report on Form 8-K filed April 5, 2023)
10.13	Credit Agreement dated as of March 31, 2023 among California Water Service Company as borrower, Bank of America, N.A., as administrative agent, swing line lender and letter of credit issuer, BofA Securities, Inc., as sole lead arranger and sole bookrunner, CoBank, ACB, and U.S. Bank National Association as co-syndication agents, Bank of China, Los Angeles Branch as documentation agent, and the other lender parties thereto (Exhibit 10.1 to the Current Report on Form 8-K filed April 5, 2023)
10.14	Executive Severance Plan (Exhibit 10.24 to Annual Report on Form 10-K for the year ended December 31, 1998)*
10.15	California Water Service Group Deferred Compensation Plan effective January 1, 2001 (Exhibit 10.22 to Annual Report on Form 10-K for the year ended December 31, 2000)*

Exhibit Number	
10.16	California Water Service Company Supplemental Executive Retirement Plan effective January 1, 2001 (Exhibit 10.23 to Annual Report on Form 10-K for the year ended December 31, 2000)*
10.17	Amendment No. 1 to California Water Service Company Supplemental Executive Retirement Plan effective January 1, 2001 (Exhibit 10.22 to Quarterly Report on Form 10-Q for the quarter ended September 30, 2004)*
10.18	Water Supply Contract 99-73 between the City of Bakersfield and California Water Service Company, dated March 31, 1999 (Exhibit 10.25 to Quarterly Report on Form 10-Q for the quarter ended September 30, 2003)
10.19	Amendment No. 1 to Water Supply Contract between the City of Bakersfield and California Water Service Company, dated October 3, 2001 (Exhibit 10.26 to Quarterly Report on Form 10-Q for the quarter ended September 30, 2003)
10.20	Amendment No. 2 to California Water Service Company Supplemental Executive Retirement Plan effective January 1, 2001 (Exhibit 10.27 to Quarterly Report on Form 10-Q for the quarter ended September 30, 2004)*
10.21	California Water Service Group 2024 Equity Incentive Plan (Exhibit 99.1 to the Registration Statement on Form S-8 filed May 29, 2024)*
10.22	The registrant's policy on option repricing under its Equity Incentive Plan (incorporated by reference to Item 8.01 Other Events in the registrant's Current Report on Form 8-K dated April 7, 2005)*
10.23	Water Supply Contract dated September 21, 2005, between Cal Water and the Kern County Water Agency. (Exhibit 10.1 to Current Report on Form 8-K filed on September 21, 2005)
10.24	Form of Restricted Stock Award Grant Notice under the California Water Service Group Equity Incentive Plan. (Exhibit 10.36 to the Annual Report on Form 10-K for the year ended December 31, 2005)
10.25	Form of Restricted Stock Award Agreement under the California Water Service Group Equity Incentive Plan with Assignment Separate From Certificate and Joint Escrow Instructions. (Exhibit 10.38 to the Annual Report on Form 10-K for the year ended December 31, 2005)
10.26	Form of Indemnification Agreement to be entered between California Water Service Group and its directors and officers. (Exhibit 10.44 to the Annual Report on Form 10-K for the year ended December 31, 2006)
19	California Water Service Group Insider Trading Policy
21.0	Subsidiaries of the Registrant
22.1	List of Subsidiary Issuers and Guarantors
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Chief Executive Officer certification of financial statements pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Chief Financial Officer certification of financial statements pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.0	Chief Executive Officer and Chief Financial Officer Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97	Incentive Compensation Clawback Policy (Exhibit 97 to the Annual Report on Form 10-K filed February 29, 2024)
101	The following materials from this Annual Report on Form 10-K formatted in iXBRL (Inline extensible Business Reporting Language): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive Income (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Equity and (v) the Notes to the Consolidated Financial Statements.
104	The cover page from this Annual Report on Form 10-K, formatted in iXBRL (included as exhibit 101).

_____

*   Management contract or compensatory plan or arrangement.

Item 16.   *Form 10-K Summary.*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

CALIFORNIA WATER SERVICE GROUP

By   /s/ MARTIN A. KROPELNICKI

MARTIN A. KROPELNICKI,
Chairman, President and Chief Executive Officer

Date: February 27, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated. The members of the Board of Directors who have signed below constitute a majority of the Board of the Directors.

/s/ MARTIN A. KROPELNICKIO MARTIN A. KROPELNICKI	President and Chief Executive Officer; Principal Executive Officer; Chairman, Board of Directors	Date: February 27, 2025
/s/ GREGORY E. ALIFF GREGORY E. ALIFF	Member, Board of Directors	Date: February 27, 2025
/s/ SHELLY M. ESQUE SHELLY M. ESQUE	Member, Board of Directors	Date: February 27, 2025
/s/ JEFFREY KIGHTLINGER JEFFREY KIGHTLINGER	Member, Board of Directors	Date: February 27, 2025
/s/ THOMAS M. KRUMMEL THOMAS M. KRUMMEL, M.D.	Member, Board of Directors	Date: February 27, 2025
/s/ YVONNE A. MALDONADO YVONNE A. MALDONADO, M.D.	Member, Board of Directors	Date: February 27, 2025
/s/ SCOTT L. MORRIS SCOTT L. MORRIS	Member, Board of Directors	Date: February 27, 2025
/s/ CHARLES R. PATTON CHARLES R. PATTON	Member, Board of Directors	Date: February 27, 2025

/s/ Carol M. Pottenger	Member, Board of Directors	Date: February 27, 2025
CAROL M. POTTENGER		
/s/ Lester A. Snow	Member, Board of Directors	Date: February 27, 2025
LESTER A. SNOW		
/s/ Patricia K. Wagner	Member, Board of Directors	Date: February 27, 2025
PATRICIA K. WAGNER		
/s/ James P. Lynch	Senior Vice President, Chief Financial Officer, Principal Financial Officer, and Treasurer	Date: February 27, 2025
JAMES P. LYNCH		
/s/ Thomas A. Scanlon	Corporate Controller, Principal Accounting Officer	Date: February 27, 2025
THOMAS A. SCANLON		

Form 10-K